
11006857

2011 Annual Report

Notice of 2011 Annual Meeting & Proxy Statement

BAM! BOOKS·A·MILLION

Books are just the beginning.™

COMPANY PROFILE

Books-A-Million is one of the nation's leading book retailers and sells on the Internet at *www.booksamillion.com.* The Company presently operates 231 stores in 23 states and the District of Columbia. Of the 231 stores, 201 are superstores that operate under the names Books-A-Million, Books & Co. and 2nd & Charles, and 30 are traditional stores that operate under the Bookland and Books-A-Million names.

FIVE-YEAR HIGHLIGHTS

	For the Fiscal Year Ended:				
(In thousands, except per share amounts, ratios and operational data)	**January 29, 2011(3)**	January 30, 2010	January 31, 2009(2)	February 2, 2008(2)	February 3, 2007(1) (2)
Statement of Income Data	**52 weeks**	52 weeks	52 weeks	52 weeks	53 weeks
Net revenue	**$494,963**	$508,667	$515,357	$536,054	$520,724
Net income attributable to Books-A-Million, Inc.	**8,939**	13,836	10,574	16,522	18,887
Earnings per share – diluted	**0.57**	0.88	0.68	1.00	1.12
Weighted average shares - diluted	**15,623**	15,744	15,676	16,476	16,818
Dividends per share - declared	**0.20**	0.30	0.28	3.36	0.33
Balance Sheet Data					
Property and equipment, net	**$54,710**	$53,141	$58,038	$53,514	$51,471
Total assets	**274,802**	273,498	279,292	284,833	304,037
Long-term debt	**--**	6,360	6,720	6,975	7,100
Deferred Rent	**8,745**	8,319	8,554	8,079	8,706
Liability for uncertain tax positions	**1,689**	1,901	2,032	2,174	--
Stockholders' equity	**117,116**	114,708	104,494	99,051	157,034
Statement of Cash Flow Data					
Cash flows from operating activities	**$29,703**	$31,985	$39,223	$34,494	$21,306
Cash flows from investing activities	**(20,301)**	(10,622)	(19,806)	(16,878)	(16,176)
Cash flows from financing activities	**(8,191)**	(20,290)	(19,483)	(46,142)	(8,528)
Other Data					
Working capital	**$68,226**	$74,904	$62,145	$58,785	$117,737
Debt to total capital ratio	**0.05**	0.06	0.22	0.35	0.05
Operational Data					
Total number of stores	**231**	223	220	208	206
Number of superstores	**201**	201	200	184	179
Number of traditional stores	**30**	22	20	24	27

(1) The year ended February 3, 2007 included an extra week and $2.3 million of gift card breakage from prior periods.
(2) On February 1, 2009, the Company adopted Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") 260-10-45, *Earnings per Share,* for calculating earnings per share when participating securities are present. The Company's unvested restricted stock awards pay dividends and therefore qualify as participating securities. The above information reflects the effect of this change as if the Company had adopted ASC 260-10-45 at the beginning of the earliest period presented.
(3) As of January 29, 2011, the Company classified the industrial development bond ("the Bond") of $5.9 million as a current liability due to the purchase obligation date of July 1, 2011. In prior years, the Bond was classified as long-term debt.

To Our Stockholders:

The results for Fiscal Year 2011 illustrated a dynamic and rapidly changing retail environment for booksellers. We faced a difficult sales environment during the fiscal year, with tough comparisons to last year in our core book business as the popularity of e-reading devices and the digital sales channel continue to grow.

While the core book business ended the year down, there was good news in several areas of our business. We experienced solid growth in bargain books and gifts. We were pleased with the results of the launch of our partnership with the NOOK range of e-readers and the performance of the new and expanded toy and game business as well as our entry into the electronic accessory category. We are committed to continuing to diversify and innovate inside our stores.

We are carefully managing our inventory and liquidity and enforcing expense controls while working diligently and prudently to grow our business. Despite growing the number of stores in Fiscal Year 2011, we reduced our inventory balance by $4.7 million.

While we expect to continue to face a challenging and rapidly changing sales environment for our core book business, we will actively explore opportunities for new businesses and expanded product offerings within our stores. We intend to continue to manage our inventories and to maintain a strong balance sheet in order to give our company the flexibility to address the challenges and opportunities ahead.



Clyde B. Anderson
Chairman, President and Chief Executive Officer

Financial Highlights

(In thousands, except per share amounts)	Fiscal Year Ended **January 29, 2011**	January 30, 2010
Net revenue	**$494,963**	$508,667
Operating profit	**14,333**	21,677
Net income attributable to Books-A-Million, Inc.	**8,939**	13,836
Earnings per share - diluted	**0.57**	0.88
Dividends per share - declared	**0.20**	0.30

(In thousands)	**January 29, 2011**	January 30, 2010
Working capital	**$68,226**	$74,904
Total assets	**274,802**	273,498
Stockholders' equity	**117,116**	114,708

DIRECTORS AND CORPORATE OFFICERS

Board of Directors

Clyde B. Anderson
Chairman, President and Chief Executive Officer

Terry C. Anderson
Chief Executive Officer and President,
American Promotional Events, Inc.

Ronald G. Bruno
President,
Bruno Capital Management Corporation

Albert C. Johnson
Independent Financial Consultant and
Retired Partner, Arthur Andersen LLP

Dr. J. Barry Mason,
Dean, Culverhouse College of Commerce
The University of Alabama

William H. Rogers, Jr.
President and Chief Operating Officer,
SunTrust Banks, Inc.

Corporate Officers

Clyde B. Anderson
Chairman, President and Chief Executive Officer

Terrance G. Finley
Executive Vice President and Chief Merchandising Officer

Douglas G. Markham
Executive Vice President and Chief Administrative Officer

Brian W. White
Chief Financial Officer


SEC Mail
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CORPORATE INFORMATION

Corporate Office
Books-A-Million, Inc.
402 Industrial Lane
Birmingham, Alabama 35211
(205) 942-3737

Transfer Agent
Wells Fargo Shareowner Services
(800) 468-9716

Stockholder Inquiries Address:
161 North Concord Exchange
South St. Paul, Minnesota 55075
Wells Fargo Stock Transfer Website: *www.wellsfargo.com/com/shareowner_services/index*

Certificates for Transfer and Address Changes to:
Shareowner Services
Post Office Box 64854
St Paul, Minnesota 55164-0854
Fax: (651) 450-4033

Independent Registered Public Accounting Firm
Grant Thornton LLP
Atlanta, Georgia

Form 10-K and Investor Contact

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2011 ("Form 10-K"), as filed with the Securities and Exchange Commission (excluding exhibits), is included in this Annual Report to Stockholders. A full copy of the Form 10-K, as well as key committee charters and code of conduct, are available without charge to stockholders upon written request. Such requests and other investor inquiries should be directed to Brian White, the Company's Chief Financial Officer, or you can view those items at *www.booksamillioninc.com.*

Market and Dividend Information

Common Stock
The common stock of Books-A-Million, Inc. is traded on the NASDAQ Global Select Market under the symbol "BAMM." The chart below sets forth the high and low sales prices for the Company's common stock for each quarter of the fiscal years ended January 29, 2011 and January 30, 2010, and the cash dividends declared per share in each such quarter.

Fiscal Quarter Ended	High	Low	Dividends Declared
January 2011	$6.90	$5.51	$0.05
October 2010	6.60	5.41	0.05
July 2010	7.65	5.40	0.05
April 2010	8.35	6.26	0.05
January 2010	9.00	5.90	0.15
October 2009	15.00	8.25	0.05
July 2009	12.00	5.77	0.05
April 2009	$5.93	$2.30	$0.05

The closing price for the Company's common stock on April 12, 2011 was $4.24. As of March 25, 2011, Books-A-Million, Inc. had approximately 6,976 stockholders of record.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 29, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________to__________

Commission File No. **0-20664**

BOOKS-A-MILLION, INC.
(Exact name of Registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	**63-0798460** (IRS Employer Identification No.)
402 Industrial Lane Birmingham, Alabama (Address of principal executive offices)	**35211** (Zip Code)

Registrant's telephone number, including area code: **(205) 942-3737**

Securities registered pursuant to Section 12(b) of the Act: **Common Stock, par value $.01 per share** (Title of Class)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [ ] No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [] No []

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [X].

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer [ ] Accelerated Filer []
Non-Accelerated Filer [X] Smaller Reporting Company [ ]
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

The aggregate market value of the voting stock held by non-affiliates of the Registrant (assuming for these purposes, but without conceding, that all executive officers and directors are "affiliates" of the Registrant) as of July 31, 2010 (based on the closing sale price as reported on the NASDAQ Stock Market on such date), was $44.2 million.

The number of shares outstanding of the Registrant's Common Stock as of April 12, 2011 was 15,741,410.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held on May 24, 2011 are incorporated by reference into Part III of this report.

BOOKS-A-MILLION, INC. AND SUBSIDIARIES
10-K INDEX

PART I

Item 1.	Business	8
Item 1A.	Risk Factors	11
Item 1B.	Unresolved Staff Comments	17
Item 2.	Properties	17
Item 3.	Legal Proceedings	18
Item 4.	Reserved	18

PART II

Item 5.	Market For Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities	18
Item 6.	Selected Financial Data	21
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	22
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	31
Item 8.	Financial Statements and Supplementary Data	32
Item 9.	Changes In and Disagreements With Accountants on Accounting and Financial Disclosure	54
Item 9A.	Controls and Procedures	54
Item 9B.	Other Information	55

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	55
Item 11.	Executive Compensation	56
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	56
Item 13.	Certain Relationships and Related Transactions, and Director Independence	56
Item 14.	Principal Accountant Fees and Services	56

PART IV

Item 15.	Exhibits and Financial Statement Schedules	57
	Signatures	59

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. A number of factors could cause the actual results, performance or, achievements of Books-A-Million, Inc. (the "Company,") or the results of its industry to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, the competitive environment in the book retail industry in general and in the Company's specific market areas; inflation or deflation; economic conditions in general and in the Company's specific market areas, including the length of time that the United States economy remains in the current economic downturn; the number of store openings and closings; the profitability of certain product lines, capital expenditures and future liquidity; liability and other claims asserted against the Company; uncertainties related to the Internet and the Company's Internet operations; the factors described in ITEM 1A. RISK FACTORS herein; and other factors referenced herein. In addition, such forward-looking statements are necessarily dependent upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized. Given these uncertainties, stockholders and prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

PART I

ITEM 1. BUSINESS

General

Books-A-Million, Inc. is a leading book retailer primarily located in the southeastern United States. The Company was founded in 1917 and operates both superstores and traditional bookstores. Superstores, the first of which was opened in 1987, range in size from 8,000 to 39,000 square feet and operate under the names "Books-A-Million," "Books and Co." and "2nd & Charles." Traditional bookstores are smaller stores operated under the names "Bookland" and "Books-A-Million". These stores range in size from 2,000 to 7,000 square feet and are located primarily in enclosed malls. All store formats generally offer an extensive selection of best sellers and other hardcover and paperback books, magazines, and newspapers. In addition to the retail store formats, we offer our products over the Internet at Booksamillion.com.

We were founded in 1917, originally incorporated under the laws of the State of Alabama in 1964 and reincorporated in Delaware in September 1992. Our principal executive offices are located at 402 Industrial Lane, Birmingham, Alabama 35211, and our telephone number is (205) 942-3737. Unless the context otherwise requires, references to "we," "our," "us" or "the Company" include our wholly owned subsidiaries, American Wholesale Book Company, Inc. ("American Wholesale"), Booksamillion.com, Inc., BAM Card Services, LLC and AL Florence Realty 2010, LLC.

Our periodic and current reports filed with the Securities and Exchange Commission ("SEC") are made available on our website at www.booksamillioninc.com as soon as reasonably practicable. Our code of conduct and key committee charters are also available on our website. These reports are available free of charge to stockholders upon written request. Such requests should be directed to Brian W. White, our Chief Financial Officer. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street N.E., Room 1850, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us, at http: //www.sec.gov.

Business Segments

We have two reportable segments: retail trade and electronic commerce trade. In the retail trade segment we are primarily engaged in the retail sale of books, magazines, games, toys and related products at our retail stores. The retail trade segment includes our distribution center operations which predominantly supplies merchandise to our retail stores. In the electronic commerce trade segment we are engaged in the retail sale of book merchandise over the Internet. This segment is managed separately due to divergent technology and marketing requirements. For additional information on our reportable business segments, see Note 9, "Business Segments," in the notes to consolidated financial statements.

In both our retail trade and electronic commerce trade segments we sell books, and other merchandise, which consists of gifts, cards, collectibles, magazines, café sales, music, DVDs and other products. Sales as a percentage of net sales by merchandise category are as follows:

	Fiscal Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
Books and magazines	**77.9%**	80.9%	82.4%
General merchandise	**9.8%**	8.7%	8.1%
Café	**4.1%**	4.2%	4.2%
Other products	**8.2%**	6.2%	5.3%
Total	**100.0%**	100.0%	100.0%

General merchandise consists of gifts, cards, collectibles and similar types of products. Café consists of coffee, tea and other edible products, as well as gift items related to our Joe Muggs cafés. Other products include music, DVDs, E-Books and other products.

Retail Stores

We opened our first Books-A-Million superstore in 1987. We developed superstores to capitalize on the growing consumer demand for the convenience, selection and value associated with the superstore retailing format. Each superstore is designed to be a receptive and open environment conducive to browsing and reading and includes ample space for promotional events open to the public, including book autograph sessions and children's storytelling. We operated 201 superstores as of January 29, 2011.

Our superstores emphasize selection, value and customer service. Each of our superstores offers an extensive selection of books, magazines, general merchandise, including gifts, cards, collectibles, music and DVDs and electronic accessories. Each superstore has a service center staffed with associates who are knowledgeable about the store's merchandise and who are trained to answer customers' questions, assist customers in locating books within the store and placing special orders. The majority of our superstores also include a Joe Muggs café, serving Joe Muggs coffee and assorted pastries and other edible items. Our superstores are conveniently located on major, high-traffic roads and in enclosed malls or strip shopping centers with adequate parking, and generally operate for extended hours up to 11:00 pm local time.

Our traditional stores are tailored to the size, demographics and competitive conditions of the particular market area. Traditional stores are located primarily in enclosed malls and generally feature a wide selection of books, magazines, gifts and other products. We had 30 traditional stores as of January 29, 2011.

Merchandising

We employ several value-oriented merchandising strategies. Books on our best-seller list, which is developed by us based on the sales and customer demand in our stores, are generally sold in the Company's superstores at or below publishers' suggested retail prices. In addition, customers can join the Millionaire's Club and save 10% on almost all purchases in any of our stores, including already discounted best-sellers. Our point-of-sale computer system provides data designed to enable us to anticipate consumer demand and customize store inventory selection to reflect local customer interest.

Marketing

We promote our bookstores principally through the use of traditional direct mail, email and online advertising, as well as point-of-sale materials posted and distributed in the stores. In certain markets, radio and newspaper advertising is also used on a selective basis. We also arrange for special appearances and book autograph sessions with recognized authors to attract customers and to build and reinforce customer awareness of our stores. A substantial portion of our advertising expenses are reimbursed from publishers through their cooperative advertising programs.

Store Operations and Site Selection

In choosing specific store sites within a market area, we apply standardized site selection criteria that take into account numerous factors, including the local demographics, desirability of available leasing arrangements, proximity to our existing stores and stores of our competitors and overall level of retail activity. In general, stores are located on major high-traffic roads convenient to customers and have adequate parking. We generally negotiate short-term leases with renewal options. We also periodically review the profitability trends and prospects of each of our stores and evaluate whether or not any underperforming stores should be closed, converted to a different format or relocated to more desirable locations.

Internet Operations

On *Booksamillion.com* we sell a wide selection of books, magazines, music, DVDs, E-Books and other products similar to those sold in our Books-A-Million superstores.

Purchasing

Our purchasing decisions are made by our merchandising department on a centralized basis. Our buyers negotiate terms, discounts and cooperative advertising allowances for all of our bookstores and decide which products to purchase, in what quantity and for which stores. The buyers use current inventory and sales information provided by our in-store point-of-sale computer system to make reorder decisions.

We purchase merchandise from over 3,000 vendors. We purchase the majority of our collectors' supplies from Anderson Press, Inc. and substantially all of our magazines from Anderson Media, each of which is a related party. See Note 7, "Related Party Transactions," in the notes to consolidated financial statements. No one vendor accounted for over 10.0% of our overall merchandise purchases in the fiscal year ended January 29, 2011. In general, more than 80% of our inventory may be returned to the vendors for credit, which substantially reduces our risk of inventory obsolescence.

Distribution Capabilities

Our subsidiary, American Wholesale, receives a substantial portion of our inventory shipments, including substantially all of our books, at its two facilities located in Florence and Tuscumbia, Alabama. Orders from our bookstores are processed by computer and assembled for delivery to the stores on pre-determined weekly schedules. Substantially all deliveries of inventory from American Wholesale's facilities are made by a dedicated transportation fleet. At the time deliveries are made to each of our stores, returns of slow moving or obsolete products are picked up and returned to the American Wholesale returns processing center. American Wholesale then returns these products to vendors for credit.

Competition

The retail book business is highly competitive, and competition within the industry is fragmented. We face direct competition from other superstores, such as Barnes & Noble and Borders, and we also face competition from mass merchandisers, such as Wal-Mart and Costco, and online retailers such as Amazon, Barnes & Noble, Borders and Wal-Mart. Our bookstores also compete with specialty retail stores that offer books in particular subject areas, independent single store operators, variety discounters, drug stores, warehouse clubs, mail order clubs and other retailers offering books. In addition, our bookstores face additional competition from the expanding market for electronic books and may face competition from other categories of retailers entering the retail book market. We believe that the key competitive factors in the retail book industry are convenience of location, selection, customer service and price.

Seasonality

Similar to many retailers, our business is seasonal, with the highest retail sales, gross profit and net income historically occurring in our fourth fiscal quarter. This seasonal pattern reflects the increased demand for books and gifts during the year-end holiday selling season. Working capital requirements are generally at their highest during the third fiscal quarter and the early part of the fourth fiscal quarter due to the seasonality of our business. As a result, our results of operations depend significantly upon net sales generated during the fourth fiscal quarter, and any significant adverse trend in the net sales of such period would likely have a material adverse effect on our results of operations for the full year. In addition to seasonality, our results of operations may fluctuate from quarter to quarter as a result of the amount and timing of sales and profits contributed by new stores as well as other factors. Accordingly, the addition of a large number of new stores in a particular fiscal quarter could adversely affect our results of operations for that quarter.

Trademarks

The primary trademarks of the Company are: "Books-A-Million," "BAM! Books-A-Million," "Bookland," "Books & Co.," "Millionaire's Club," "Sweet Water Press," "Thanks-A-Million," "Big Fat Coloring Book," "Up All Night Reader," "Read & Save Rebate," "Readables Accessories for Readers," "Kids-A-Million," "Teachers First," "The Write Price," "Bambeanos," "Hold That Thought," "Book$mart," "BAMM," "BAMM.com," "BOOKSAMILLION.com," "Chillatte," "Joe Muggs Newsstand," "Page Pets," "JOEMUGGS.com," "FAITHPOINT," "Faithmark," "Joe Muggs," "Anderson's Bookland," "Snow Joe," "Summer Says," "On the John University," "OTJU," "American Wholesale Book Company," "AWBC" and "NetCentral."

Employees

As of January 29, 2011, we employed approximately 2,600 full-time associates and 2,700 part-time associates. The number of part-time associates employed fluctuates based upon seasonal needs. None of our associates are covered by a collective bargaining agreement. We believe that relations with our associates are good.

ITEM 1A. RISK FACTORS

The following risk factors and other information included in this Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected.

Business Strategy

Our future results will depend, among other things, on our success in implementing our business strategy. There can be no assurance that we will be successful in implementing our business strategy or that the strategy will be successful in sustaining acceptable levels of sales growth and profitability.

Intense competition from traditional retail sources and the Internet may adversely affect our business.

The retail book business is highly competitive, and competition within the industry is fragmented. We face direct competition from other superstores, such as Barnes & Noble and Borders, and we also face competition from mass merchandisers, such as Wal-Mart and Costco, and online retailers such as Amazon, Barnes & Noble, Borders and Wal-Mart. Our bookstores also compete with specialty retail stores that offer books in particular subject areas, independent single store operators, variety discounters, drug stores, warehouse clubs, mail order clubs and other retailers offering books. In addition, our bookstores face additional competition from the expanding market for electronic books and may face competition from other categories of retailers entering the retail book market.

Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we have. They may be able to secure merchandise from vendors on more favorable terms and may be able to adopt more aggressive pricing policies. Competitors in both the retail and electronic commerce trade also may be able to devote more resources to technology development, fulfillment and marketing than we are.

Competition in electronic commerce trade may further intensify. The online market is rapidly evolving and intensely competitive, with few barriers to entry. Companies in the retail and electronic commerce trade may enter into business combinations or alliances that strengthen their competitive positions. This increased competition may reduce our sales or operating profits, or both.

Our business is highly seasonal.

Our business is highly seasonal, with sales and earnings generally highest in the fourth fiscal quarter and lowest in the first fiscal quarter. Our results of operations depend significantly upon the holiday selling season in the fourth fiscal quarter. During the fiscal year ended January 29, 2011, approximately 30.9% of our sales and approximately 76.6% of our operating income were generated in the fourth fiscal quarter. If we do not stock popular products in sufficient amounts or if we fail to have sources to timely restock popular products during the busy holiday period such that we fail to meet customer demand, it could significantly affect our revenue and earnings and our future growth. In addition, if we experience less than satisfactory net sales during a fourth fiscal quarter, we may not be able to sufficiently compensate for any losses which may have been incurred during the first three quarters of such fiscal year.

The current economic downturn, along with difficult and volatile conditions in the capital and credit markets, could materially adversely affect our financial position, results of operations and cash flows, and we do not know if these conditions will improve in the near future.

The Company believes that the United States and global economies are presently experiencing extremely challenging times and that general economic conditions could persist or deteriorate further. The Company believes that these conditions have had and may continue to have an adverse impact on spending by the Company's current retail customer base and potential new customers. Because of these significant challenges, we are continuously reviewing and adjusting our business activities to address the changing economic environment. We are carefully managing our inventory and liquidity and enforcing expense controls while working diligently and prudently to grow our business. Because of the uncertainty in the overall economic environment, the unpredictability of consumer behavior and the concern as to whether economic conditions will improve at a beneficial rate, it is very difficult for us to predict how our business may be affected in the future. Our business and financial performance may be adversely affected by current and future economic conditions that cause a further decline in business and consumer spending, including limited or further reduced availability of credit, continued high or increased unemployment levels, higher energy and fuel costs, rising interest rates, financial market volatility and long-term downturn. These conditions could have a negative impact on the earnings, liquidity and capital resources of the Company.

Current economic conditions have accentuated these risks and magnified their potential effect on us and our business. The current economic downturn and difficult conditions in the capital and credit markets may affect our business in a number of ways. For example:

- The economic downturn could have a significant adverse impact on consumer confidence and discretionary consumer spending, which may result in decreased sales and earnings for us.

- Although we believe that we have sufficient liquidity under our credit agreement to run our business and to provide for our plans for growth, under depressed economic or extreme market conditions, there can be no assurance that such funds would be available or sufficient and, in such a case, we may not be able to successfully obtain additional debt financing on favorable terms, or at all.

- Recent market volatility has exerted downward pressure on our stock price, which may make it more difficult for us to raise additional capital in the future.

We do not know if the state of the economy or market conditions will improve in a significant manner in the near future or when any such improvement will occur.

If the Company is unable to continue to open new stores, our growth may decline.

The Company's growth depends in part on our ability to open new stores and operate them profitably. In general, the rate of expansion depends, among other things, on general economic and business conditions affecting consumer confidence and spending, the availability of desired locations and qualified management personnel, the negotiation of acceptable lease terms and the ability to manage the operational aspects of growth. It also depends upon the availability of adequate capital, which in turn depends in large part upon cash flow generated by the Company.

If stores are opened more slowly than expected, sales at new stores reach targeted levels more slowly than expected (or fail to reach targeted levels) or related overhead costs increase in excess of expected levels, the Company's ability to successfully implement its expansion strategy would be adversely affected. In addition, the Company may open new stores in certain markets in which the Company is already operating stores, which could adversely affect sales at those existing stores.

Furthermore, increases in the complexity of the Company's business could place a significant strain on our management, operations, technical performance, financial resources and internal financial control and reporting functions, and there can be no assurance that the Company will be able to manage this effectively. The Company's current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations, especially as the Company employs personnel in multiple geographic locations. The Company may not be able to hire, train, retain, motivate and manage required personnel, which may limit our growth. If any of this were to occur, it could damage the Company's reputation, limit growth, negatively affect operating results and harm the Company's business.

Our business is dependent upon consumer spending patterns.

Sales of books generally depend upon discretionary consumer spending, which may be affected by general economic conditions, consumer confidence and other factors beyond our control. Weather, among other things, can affect comparable store sales, because inclement weather can require us to close certain stores temporarily and thus reduce store traffic. Even if stores are not closed, customers may decide to avoid going to stores in bad weather. In addition, sales are dependent in part on the strength of new release titles offered by vendors. A decline in consumer spending on books could have a material adverse effect on our financial condition and results of operations.

The Company faces the risk of a shift in consumer spending patterns to e-content.

As technology evolves and consumers shift spending patterns to e-content, the Company may continue to enter new markets in which we have limited experience. The offering of e-content may present new and difficult challenges. The Company's gross margin of e-content products may be lower than our traditional product lines, and the Company may not recover our investments in this area. These challenges may negatively affect the Company's operating results.

The Company's costs of doing business could increase as a result of changes in federal, state or local laws or regulations.

Changes in federal, state or local laws or regulations, including, but not limited to, laws related to employment, wages, data privacy and information security, taxes and consumer products, could increase the Company's costs of doing business.

Our business may be affected by our relationships with suppliers and delays in product shipments.

We rely heavily upon our suppliers to provide us with new products as quickly as possible. The loss of any of our suppliers could reduce our product offerings, which could cause us to be at a competitive disadvantage. In addition, we depend upon the business terms we can obtain from suppliers, including competitive prices, unsold product return policies, new release title quantity allocations, advertising and market development allowances, freight charges and payment terms. Our failure to maintain favorable business terms with our suppliers could adversely affect our ability to offer products to consumers at competitive prices. To the extent that our suppliers rely on overseas sources for a large portion of their products, any event causing a disruption of imports, including the imposition of import restrictions in the form of tariffs or quotas and currency fluctuations, could hurt our business.

Our vendor relationships subject us to a number of risks, and we rely on certain vendors that are related parties.

Although we purchase merchandise from over 3,000 vendors and no one vendor accounted for more than 10.0% of our inventory purchases in the fiscal year ended January 29, 2011, we have significant vendors that are important to us. If our current vendors were to stop selling merchandise to us on acceptable terms, we may not be able to acquire merchandise from other suppliers in a timely and efficient manner and on acceptable terms. We have entered into and may, in the future, enter into various transactions and agreements with entities wholly or partially owned by certain stockholders or directors (including certain officers) of the Company, including one such entity that serves as our primary magazine vendor and another that serves as our primary provider of collectors' supplies. We believe that the transactions and agreements that we have entered into with related parties are on terms that are at least as favorable to us as could reasonably have been obtained at such time from unrelated third parties.

The concentration of the Company's capital stock ownership with certain executive officers, directors and their affiliates may limit its stockholders' ability to influence corporate matters and may involve other risks.

The Company's President, Chief Executive Officer and Chairman of the Board, Clyde B. Anderson, and his brother, Terry C. Anderson, who is a director of the Company, together with their family members and affiliates, were the beneficial owners of an aggregate of approximately 53.4% of the Company's outstanding common stock as of March 25, 2011. This concentrated control may limit the ability of the Company's other stockholders to influence corporate matters and, as a result, the Company may take actions with which its other stockholders do not agree. In addition, there may be risks related to the relationships members of the Anderson family have with the various entities with which the Company has related party transactions.

If we do not successfully optimize inventory and manage our distribution, our business could be harmed.

If we do not successfully optimize our inventory and operate our distribution centers, it could significantly limit our ability to meet customer demand. Because it is difficult to predict demand, we may not manage our facilities in an optimal way, which may result in excess or insufficient inventory or warehousing, fulfillment or distribution capacity. Additionally, if we open new stores in new geographic areas where we do not currently have a presence, we may not be able to provide those stores with efficient distribution and fulfillment services, which may impact our stores in those markets. We may be unable to adequately staff our fulfillment and customer service centers to meet customer demand. There can be no assurance that we will be able to operate our network effectively.

We rely heavily on the American Wholesale warehouse distribution facilities for merchandise distribution functions and to maintain inventory stock for our retail stores. Our ability to distribute merchandise to our stores and maintain adequate inventory levels may be materially impacted by any material damage incurred at our warehouse facilities caused by inclement weather, fire, flood, power loss, earthquakes, acts of war or terrorism, acts of God and similar factors.

We also rely heavily on our dedicated transportation fleet for deliveries of inventory. As a result, our ability to receive or ship inventory efficiently may be negatively affected by inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism, acts of God and similar factors.

Any of the inventory risk factors set forth above may adversely affect our financial condition, results of operations and cash flows.

Failure to retain key personnel could adversely affect our business.

Our continued success depends to a significant extent upon the efforts and abilities of our senior management. The failure to retain our senior management could have a material adverse effect on our business and our results of operations. We do not maintain "key man" life insurance on any of our senior managers.

Failure to attract and retain qualified associates and other labor issues could adversely affect our financial performance.

Our ability to continue to expand our operations depends on our ability to attract and retain a large number of qualified associates. Our ability to meet our labor needs generally while controlling our associate wage and related labor costs is subject to numerous external factors, including the availability of a sufficient number of qualified persons in the work force, unemployment levels, prevailing wage rates, changing demographics, health and other insurance costs and changes in employment legislation. If we are unable to locate, attract and retain qualified personnel or if our costs of labor or related costs increase significantly, our financial performance could be affected adversely.

We rely extensively on communication and computer systems to process transactions, summarize results and manage our business. Disruptions in these systems could harm our ability to run our business.

Given the number of individual transactions that we have each year, it is critical that we maintain uninterrupted operation of our computer and communications hardware and software systems. Our systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, catastrophic events, such as acts of God, fires, tornadoes, hurricanes, floods, earthquakes, power losses, telecommunications failures, acts of war or terrorism, physical or electronic break-ins and similar events or disruptions, and usage errors by our employees. If our systems are damaged or cease to function properly, we may have to make a significant investment to fix or replace them, and we may suffer interruptions in our operations in the interim. Any material interruption in our computer operations may have a material adverse effect on our business or results of operations.

Our electronic commerce trade faces business risks, which include:

- competition from other Internet-based companies and traditional retailers;
- risks associated with a failure to manage growth effectively;
- risks of the Internet as a medium for commerce, including Internet security risks;
- risks associated with the need to keep pace with rapid technological change;
- risks of system failure or inadequacy; and
- risks associated with the maintenance of domain names.

If any of these risks materialize, it could have an adverse effect on our electronic commerce trade.

Government regulation of the Internet and e-commerce is evolving, and unfavorable changes could harm our business.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet and e-commerce. Such existing and future laws and regulations may impede the growth of the Internet or other online services. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, unencumbered Internet access to our services and the characteristics and quality of products and services. It is not always clear how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and e-commerce. Unfavorable resolution of these issues may harm our business.

We could be liable for breaches of security on our website.

A fundamental requirement for e-commerce is the secure storage and transmission of confidential information. Although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent credit card transactions and other security breaches, failure to prevent or mitigate such fraud or breaches may adversely affect our business or results of operations.

We are subject to a number of risks related to payments that we accept.

We accept payments by a variety of methods, including credit card, debit card, gift cards, direct debit from a customer's bank account, physical bank check and cash. For certain payment transactions, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, and our business and operating results could be adversely affected. If one or more of these agreements are terminated and we are unable to replace them on similar terms, or at all, it could adversely affect our operating results. In addition, as we offer new payment options to our customers, we may be subject to additional regulations and compliance requirements and a greater risk of fraud.

We may be unable to protect our intellectual property, which could harm our brand and reputation.

To protect our proprietary rights in our intellectual property, we rely generally on copyright, trademark and trade secret laws. Although we do not believe that our trademarks and other intellectual property are materially important to the continuation of our operations, our failure or inability to maintain or protect our proprietary rights could materially decrease their value, and our brand and reputation could be harmed as a result.

We are subject to certain legal proceedings that may affect our financial condition and results of operations.

We are involved in a number of legal proceedings. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to those proceedings is not presently expected to materially affect our financial condition or results of operations. However, we can give no assurances that certain lawsuits either now or in the future will not materially affect our financial condition or results of operations.

Changes in our effective income tax rate could affect our results of operations.

Our effective income tax rate is influenced by a number of factors. Changes in the tax laws, the interpretation of existing laws or our failure to sustain our reporting positions on examination could adversely affect our effective income tax rate and, as a result, our results of operations.

Changes in accounting standards could affect our results of operations.

A change in accounting standards or practices can have a significant effect on our reported results of operations. New accounting pronouncements and interpretations of existing accounting rules and practices have occurred and may occur in the future. Changes to existing rules may adversely affect our reported financial results.

If the Company is unable to renew or enter into new leases on favorable terms, our revenue growth may decline.

All of the Company's stores are located in leased premises. If the cost of leasing existing stores increases, the Company cannot assure that we will be able to maintain our existing store locations as leases expire. In addition, the Company may not be able to enter into new leases on favorable terms or at all, or we may not be able to locate suitable alternative sites or additional sites for new store expansion in a timely manner. The Company's revenues and earnings may decline if the Company fails to maintain existing store locations, enter into new leases, locate alternative sites or find additional sites for new store expansion.

The Company may engage in acquisitions which, among other things, could negatively impact our business if we fail to successfully complete and integrate them.

To enhance our efforts to grow and compete, the Company may engage in acquisitions. Any future acquisitions are subject to the Company's ability to negotiate favorable terms for them. Accordingly, the Company cannot assure that future acquisitions will be completed. In addition, to facilitate future acquisitions, the Company may take actions that could dilute the equity interests of our stockholders, increase our debt or cause us to assume contingent liabilities, all of which may have a detrimental effect on the price of our common stock. Finally, if any acquisitions are not successfully integrated with the Company's business, the Company's ongoing operations could be adversely affected.

The occurrence of severe weather events, catastrophic health events or natural disasters could significantly damage or destroy our retail locations, could prohibit consumers from traveling to our retail locations or could prevent us from resupplying our stores or distribution centers, especially during peak shopping seasons.

Unforeseen events, including public health issues, and natural disasters such as earthquakes, hurricanes, snow storms, floods and heavy rains, could disrupt our operations or the operations of our suppliers, as well as the behavior of our consumers. We believe that we take reasonable precautions to prepare particularly for weather-related events, however, our precautions may not be adequate to deal with such events in the future. As these events occur in the future, if they should impact areas in which we have our distribution centers or a concentration of retail stores, such events could have a material adverse effect on our business, financial condition and results of operations, particularly if they occur during peak shopping seasons.

Increases in transportation costs due to rising fuel costs, climate change regulation and other factors may negatively impact our operating results.

We rely upon various means of transportation, including sea and truck, to deliver products from vendors to our distribution centers and from our distribution centers to our stores. Consequently, our results can vary depending upon the price of fuel. The price of oil has fluctuated drastically over the last few years, and may rapidly increase again, which would sharply increase our fuel costs. In addition, efforts to combat climate change through reduction of greenhouse gases may result in higher fuel costs through taxation or other means. Any such future increases in fuel costs would increase our transportation costs for delivery of product to our distribution centers and distribution to our stores, as well as our vendors' transportation costs, which could harm our operating results.

In addition, labor shortages in the transportation industry could negatively affect transportation costs and our ability to supply our stores in a timely manner. In particular, our business is highly dependent on the trucking industry to deliver products to our distribution centers and our stores. Our operating results may be adversely affected if we or our vendors are unable to secure adequate trucking resources at competitive prices to fulfill our delivery schedules to our distribution centers or our stores.

Our stock price may be subject to volatility.

The trading price of our common stock may fluctuate in response to a number of events and factors, many of which are beyond our control, such as:

- general economic conditions;
- changes in interest rates;
- conditions or trends in the retail book and electronic commerce trade industries;
- fluctuations in the stock market in general;
- quarterly variations in operating results;
- new products, services, innovations and strategic developments by our competitors or us, or business combinations and investments by our competitors or us;
- changes in financial estimates by us (if any) or securities analysts and recommendations by securities analysts;
- changes in regulation;
- changes in our capital structure, including issuance of additional debt or equity to the public;
- corporate restructurings, including layoffs or closures of facilities;
- changes in the valuation methodology of, or performance by, others in the retail book and electronic trade industries; and
- transactions in our common stock by major investors, and analyst reports, news and speculation.

Any of these events may cause our stock price to rise or fall and may adversely affect our financial condition or results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our bookstores are generally located either in enclosed malls or strip shopping centers. Substantially all of our stores are leased. Generally, these leases have terms ranging from three to ten years and require that we pay a fixed minimum rental fee and/or a rental fee based on a percentage of net sales together with certain customary costs (such as property taxes, common area maintenance and insurance). The Company has one location where it owns the land and related property.

The number of stores located in each state and the District of Columbia as of January 29, 2011 are listed below:

State	Number of Super Stores	Number of Traditional Book Stores
Florida	38	2
Alabama	26	2
Virginia	17	2
Tennessee	16	1
Georgia	15	3
N. Carolina	14	2
S. Carolina	14	--
Texas	11	--
Louisiana	10	1
Mississippi	7	4
Ohio	5	2
Indiana	5	--
Kentucky	4	3
Arkansas	4	--
W. Virginia	4	--
Missouri	3	--
Oklahoma	2	--
Maryland	2	2
Illinois	1	--
District of Columbia	1	--
Nebraska	1	--
Kansas	1	--
New Jersey	--	2
Pennsylvania	--	4
Total	**201**	**30**

The Company operates two distribution facilities near Florence, Alabama. The combined square footage of these distribution facilities is 248,000 square feet. One of the distribution facilities is leased on a ten year term ending on February 28, 2017. The other facility is leased month-to-month. We believe that the failure to extend the lease for the warehouse facility currently leased on a month-to-month basis would not have a material adverse effect on our business, financial condition or results of operations. Our principal executive offices are located in a 20,550 square-foot leased building located in Birmingham, Alabama. The Birmingham, Alabama office space was leased month-to-month until December 31, 2010. As of January 1, 2011, the Birmingham, Alabama office space is leased on a three year term ending on February 28, 2013. Each of these leases involves related parties, see Note 7, "Related Party Transactions," in the notes to consolidated financial statements.

In addition, we lease approximately 4,025 square feet of office space in Nashville, Tennessee and an additional 28,300 square-foot building located in Birmingham, Alabama for additional corporate office space. The Nashville, Tennessee space is leased on a four year term ending on July 31, 2011. The additional Birmingham space is leased until February 28, 2013.

American Wholesale owns a wholesale distribution center located in an approximately 308,000 square foot facility in Florence, Alabama. During fiscal 1995 and 1996, we financed the acquisition and construction of the wholesale distribution facility through loans obtained from the proceeds of an industrial development revenue bond (the "Bond"). In addition we own the tractors that pull the Company-owned trailers, which comprise our transportation fleet.

ITEM 3. LEGAL PROCEEDINGS

We are a party to various legal proceedings in the normal course of our business. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to those proceedings is not presently expected to materially affect our financial condition or results of operations.

ITEM 4. RESERVED

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The common stock of Books-A-Million, Inc. is traded on the NASDAQ Global Select Market under the symbol "BAMM." The chart below sets forth the high and low sales prices for the Company's common stock for each quarter of the fiscal years ended January 29, 2011 and January 30, 2010, and the cash dividends declared per share in each such quarter.

Fiscal Quarter Ended	High	Low	Dividends Declared
January 2011	$6.90	$5.51	$0.05
October 2010	6.60	5.41	0.05
July 2010	7.65	5.40	0.05
April 2010	8.35	6.26	0.05
January 2010	9.00	5.90	0.15
October 2009	15.00	8.25	0.05
July 2009	12.00	5.77	0.05
April 2009	$5.93	$2.30	$0.05

The closing price for the Company's common stock on April 12, 2011 was $4.24. As of March 25, 2011, Books-A-Million, Inc. had approximately 6,976 stockholders of record.

Comparison of 5-Year Cumulative Total Return
Among Books-A-Million, Inc., the NASDAQ Composite Index and the NASDAQ Retail Trade Stock Index

The following indexed line graph indicates the Company's total return to stockholders from January 27, 2006 to January 28, 2011, the last trading day prior to the Company's 2011 fiscal year end, as compared to the total return for the NASDAQ Composite Index and the NASDAQ Retail Trade Stock Index for the same period. Total stockholder return for prior periods is not necessarily an indication of future performance.



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
Books-A-Million, Inc.
NASDAQ Composite Index
NASDAQ Retail Trade Stocks
Jan. 27, 2006
Feb. 2, 2007
Feb. 1, 2008
Jan. 30, 2009
Jan. 29, 2010
Jan. 28, 2011

	Jan 27, 2006	Feb 2, 2007	Feb 1, 2008	Jan 30, 2009	Jan 29, 2010	Jan 28, 2011
Books-A-Million	$100	$165	$95	$21	$56	$49
NASDAQ Composite Index	$100	$107	$104	$51	$74	$95
NASDAQ Retail Trade Stocks	$100	$109	$97	$63	$93	$116

Issuer Purchases of Equity Securities

The following table shows common stock repurchases during the thirteen weeks ended January 29, 2011 under the stock repurchase program approved by our board of directors on March 11, 2010 (the "2010 Repurchase Program"), under which we were authorized to purchase up to $5 million of our common stock.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program at End of Period
October 31, 2010 through November 27, 2010	--	--	--	$2,860,000
November 28, 2010 through December 1, 2010	--	--	--	$2,860,000
December 2, 2010 through January 29, 2011	65,000	$5.59	65,000	$2,496,000
Total	65,000	$5.59	65,000	$2,496,000

Under the 2010 Repurchase Program, the Company repurchased a total of 394,000 shares at a cost of $2.5 million during the fiscal year ended January 29, 2011.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data has been derived from the consolidated financial statements of the Company. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes to financial statements thereto.

	For the Fiscal Year Ended:				
(In thousands, except per share amounts, ratios and operational data)	**January 29, 2011[3]**	January 30, 2010	January 31, 2009[2]	February 2, 2008[2]	February 3, 2007[1] [2]
Statement of Income Data	**52 weeks**	52 weeks	52 weeks	52 weeks	53 weeks
Net revenue	**$494,963**	$508,667	$515,357	$536,054	$520,724
Net income attributable to Books-A-Million, Inc.	**8,939**	13,836	10,574	16,522	18,887
Earnings per share - diluted	**0.57**	0.88	0.68	1.00	1.12
Weighted average shares - diluted	**15,623**	15,744	15,676	16,476	16,818
Dividends per share - declared	**0.20**	0.30	0.28	3.36	0.33
Balance Sheet Data					
Property and equipment, net	**$54,710**	$53,141	$58,038	$53,514	$51,471
Total assets	**274,802**	273,498	279,292	284,833	304,037
Long-term debt	--	6,360	6,720	6,975	7,100
Deferred Rent	**8,745**	8,319	8,554	8,079	8,706
Liability for uncertain tax positions	**1,689**	1,901	2,032	2,174	--
Stockholders' equity	**117,116**	114,708	104,494	99,051	157,034
Statement of Cash Flow Data					
Cash flows from operating activities	**$29,703**	$31,985	$39,223	$34,494	$21,306
Cash flows from investing activities	**(20,301)**	(10,622)	(19,806)	(16,878)	(16,176)
Cash flows from financing activities	**(8,191)**	(20,290)	(19,483)	(46,142)	(8,528)
Other Data					
Working capital	**$68,226**	$74,904	$62,145	$58,785	$117,737
Debt to total capital ratio	**0.05**	0.06	0.22	0.35	0.05
Operational Data					
Total number of stores	**231**	223	220	208	206
Number of superstores	**201**	201	200	184	179
Number of traditional stores	**30**	22	20	24	27

(1) The year ended February 3, 2007 included an extra week and $2.3 million of gift card breakage from prior periods.

(2) On February 1, 2009, the Company adopted Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") 260-10-45, *Earnings per Share,* for calculating earnings per share when participating securities are present. The Company's unvested restricted stock awards pay dividends and therefore qualify as participating securities. The above information reflects the effect of this change as if the Company had adopted ASC 260-10-45 at the beginning of the earliest period presented.

(3) As of January 29, 2011, the Company classified the industrial development bond ("the Bond") of $5.9 million as a current liability due to the purchase obligation date of July 1, 2011. In prior years, the Bond was classified as long-term debt.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company was founded in 1917 and currently operates 231 retail bookstores concentrated primarily in the southeastern United States. Of the 231 stores, 201 are superstores that operate under the names Books-A-Million, Books & Co. and 2nd & Charles, and 30 are traditional stores that operate under the Bookland and Books-A-Million names. In addition to the retail store formats, the Company offers its products over the Internet at www.booksamillion.com. As of January 29, 2011, the Company employed approximately 5,300 full and part-time employees.

The Company's growth strategy is focused on opening stores in new and existing market areas. In addition to opening new stores, management intends to continue its practice of reviewing the profitability trends and prospects of existing stores and closing or relocating under-performing stores. During fiscal 2011, the Company opened eleven stores, closed three stores and relocated two stores.

The Company's performance is partially measured based on comparable store sales, which is similar to most retailers. Comparable store sales are determined each fiscal quarter during the year based on all stores that have been open at least 12 full months as of the first day of the fiscal period. Any stores closed during a fiscal period are excluded from comparable store sales as of the first day of the fiscal period in which they close. Remodeled and relocated stores are also included as comparable stores. The factors affecting the future trend of comparable store sales include, among others, overall demand for products the Company sells, the Company's marketing programs, pricing strategies, store operations and competition.

Current Economic Environment

The United States and global economies continue to experience extremely challenging times and it is possible that current economic conditions could persist or deteriorate further. The Company believes that these conditions have had and may continue to have an adverse impact on spending by the Company's current retail customer base and potential new customers. Because of these significant challenges, we are continuously reviewing and adjusting our business activities to address the changing economic environment. We are carefully managing our inventory and liquidity and enforcing expense controls while working diligently and prudently to grow our business. Despite overall store number growth in fiscal 2011, the Company reduced its year-end inventory balance by $4.7 million as of January 29, 2011 to $196.8 million, as compared to the fiscal year-end 2010 balance of $201.5 million. The Company opened eleven new stores, closed three stores and relocated two stores in fiscal 2011. Because of the uncertainty in the overall economic environment, the unpredictability of consumer behavior and the concern as to whether economic conditions will improve, it is very difficult for us to predict how our business may be affected in the future. Our business and financial performance may be adversely affected by current and future economic conditions that cause a further decline in business and consumer spending, including limited or further reduced availability of credit, continued high or increased unemployment levels, higher energy and fuel costs, rising interest rates, financial market volatility and long-term downturn. These conditions could have a negative impact on the earnings, liquidity and capital resources of the Company.

Executive Summary

The purpose of this section is to provide a brief summary overview of the 52-week period ended January 29, 2011. Additional detail about the income statement and balance sheet is provided in the pages following this summary.

Income Statement

For the 52-week period ended January 29, 2011, Books-A-Million reported net income of $8.9 million. This represents a 35.4% decrease from the 52-week period ended January 30, 2010. The decrease is attributable to lower sales and higher corporate payroll and legal fees.

Consolidated net revenue decreased $13.7 million, or 2.7%, in the 52-week period ended January 29, 2011, compared to the 52-week period ended January 30, 2010. The decrease is due to a comparable store sales decline of 4.9% in fiscal 2011 compared to fiscal 2010 driven by a weak bestseller publishing lineup compared to the prior year and the transition of certain book categories to an electronic format. The decrease was offset in part by a $5.8 million increase in sales from our stores open less than one year and a $2.1 million increase in commission income.

Gross profit, which includes cost of sales, distribution costs and occupancy costs, decreased $4.1 million, or 2.7%, in the 52-week period ended January 29, 2011, compared to the 52-week period ended January 30, 2010. The decrease is attributable to lower sales, offset by lower occupancy and warehousing cost. Gross profit as a percentage of sales remained flat at 29.9% in fiscal 2011.

Operating, selling and administrative expenses increased $3.0 million, or 2.6%, in the 52-week period ended January 29, 2011, compared to the 52-week period ended January 30, 2010. The increase was attributable to higher corporate payroll and stock-based compensation, store closing costs, credit card fees, legal fees, store security expenses and repairs and maintenance expenses, offset by lower impairment costs.

Impairment charges decreased $0.8 million in the 52-week period ended January 29, 2011, compared to the 52-week period ended January 30, 2010. The decrease was primarily attributable to an impairment charge recognized in the prior year for a store in Florida that was closed.

Consolidated operating profit was $14.3 million for the 52-week period ended January 29, 2011, compared to $21.7 million for the 52-week period ended January 30, 2010, a decrease of $7.3 million. This decrease was attributable to increased operating, selling and administrative expenses on lower gross profit.

Balance Sheet

Current assets decreased $1.6 million, or 0.8%, in fiscal year 2011 compared to fiscal year 2010. The decrease is attributable to a $4.7 million decrease in inventory and a $1.2 million decrease in accounts and related party receivables, offset by a $3.1 million increase in prepaid expenses and $1.2 million increase in cash and cash equivalents. The reduction in inventory is attributable to a tight focus on inventory reduction and control in response to difficult macro-economic conditions and reduced sales. The decrease in accounts and related party receivables is the result of reduced sales. The increase in prepaid expenses results from a prepaid income tax position due to estimated tax payments and lower pre-tax income level in fiscal year 2011 when compared to fiscal year 2010 when there was an accrual. The increase in cash and cash equivalents is the result of lower inventory levels and higher accounts payable leverage.

Current liabilities increased $5.0 million, or 3.5%, in fiscal year 2011 compared to fiscal year 2010. The increase is attributable to a $5.9 million increase in short-term borrowings, a $1.0 million increase in accounts and related party payables, and a $2.2 million increase in deferred taxes, offset by a $4.8 million decrease in accrued income taxes. Short-term borrowings increased due to reclassification of the industrial revenue bond from long-term to short-term as a result of the bond becoming due in July of 2011. Accounts and related party payables and accrued expenses increased due to timing of payments and worker's compensation accruals. Deferred income taxes increased due to temporary differences associated with inventory, prepaid expenses, accruals and stock compensation. Accrued income taxes decreased as a result of the prepaid income tax position noted above.

Results of Operations

The following table sets forth statement of income data expressed as a percentage of net sales for the periods presented.

	Fiscal Year Ended		
	January 29, 2011 **52 weeks**	January 30, 2010 52 weeks	January 31, 2009 52 weeks
Net revenue	**100.0%**	100.0%	100.0%
Gross profit	**29.9%**	29.9%	29.8%
Operating, selling, and administrative expenses	**23.9%**	22.6%	23.0%
Impairment charges	**0.1%**	0.2%	0.3%
Depreciation and amortization	**3.1%**	2.8%	2.8%
Operating profit	**2.9%**	4.3%	3.7%
Interest expense, net	**0.1%**	0.1%	0.4%
Income before income taxes	**2.8%**	4.1%	3.3%
Provision for income taxes	**0.9%**	1.4%	1.2%
Net income	**1.9%**	2.7%	2.1%
Net loss on equity method investment	**(0.1%)**	--	--
Net income attributable to Books-A-Million, Inc.	**1.8%**	2.7%	2.1%

Fiscal 2011 Compared to Fiscal 2010

Consolidated net revenue decreased $13.7 million, or 2.7%, to $495.0 million for the 52-week period ended January 29, 2011 as compared to $508.7 million for the 52-week period ended January 30, 2010.

Comparable store sales for the 52-week period ended January 29, 2011 decreased 4.9% when compared to the same 52-week period in the prior fiscal year. The decrease was due to a weak bestseller publishing lineup compared to the prior year and the transition of certain book categories to an electronic format.

Our core book department business was down during the year. However, several categories performed well. Entertainment and kid's based titles demonstrated strength. The entertainment category was driven by ongoing interest in the Star Wars franchise, and the kid's category continued to be favorably impacted by multiple titles in Jeff Kinney's *Diary of a Wimpy Kid* series. Bargain books, gifts and media continued to increase year over year driven by product assortments.

The Company opened eleven new stores during fiscal 2011, resulting in partial year sales of $6.3 million, and closed three stores during fiscal 2011 with partial year sales of $3.1 million.

Net sales for the retail trade segment decreased $16.4 million, or 3.3%, to $486.9 million in the 52-week period ended January 29, 2011, from $503.3 million in the 52-week period ended January 30, 2010. The decrease was due to the 4.9% decrease in comparable store sales as described above, partially offset by the impact of sales from new stores opened in fiscal 2010 and fiscal 2011.

Net sales for the electronic commerce segment increased $2.4 million, or 9.9%, to $26.2 million in the 52-week period ended January 29, 2011, from $23.8 million in the 52-week period ended January 30, 2010. The increase in net sales for the electronic commerce trade segment was primarily due to sales of Nook E-Reading devices and branded accessories and E-book content.

Gross profit, which includes cost of sales, distribution costs and occupancy costs (including rent, common area maintenance, property taxes, utilities and merchant association dues), decreased $4.1 million, or 2.7%, to $148.1 million in the 52-week period ended January 29, 2011, from $152.2 million in the 52-week period ended January 30, 2010. The decrease is attributable to lower sales. Gross profit as a percentage of net sales remained flat at 29.9% in the 52-week period ended January 29, 2011.

Operating, selling and administrative expenses increased $3.0 million, or 2.6%, to $118.2 million in the 52-week period ended January 29, 2011, from $115.1 million in the 52-week period ended January 30, 2010. Operating, selling and administrative expenses as a percentage of net sales increased to 23.9% in the 52-week period ended January 29, 2011 from 22.6% in the 52-week period ended January 30, 2010. The increase was attributable to higher corporate payroll and stock-based compensation, store closing costs, credit card fees, legal fees, store security expenses and repairs and maintenance expenses, offset by lower impairment costs. The increase in stock-based compensation for fiscal 2011 was due to an expense reduction recorded in fiscal 2010 for forfeitures of stock grants for an employee who resigned in the first quarter of last year.

Impairment charges decreased $0.8 million in the 52-week period ended January 29, 2011, compared to the 52-week period ended January 30, 2010. The decrease was primarily attributable to an impairment charge recognized in the prior year for a store in Florida that was closed.

Depreciation and amortization expenses increased $0.9 million, or 6.6%, to $15.3 million in fiscal 2011, from $14.4 million in fiscal 2010. Depreciation and amortization expenses as a percentage of net sales increased to 3.1% in fiscal 2011 from 2.8% in fiscal 2010. The increase was due to capital investments made for new stores, store relocations and remodels and technology improvements.

Consolidated operating profit was $14.3 million for the 52-week period ended January 29, 2011, compared to $21.7 million for the 52-week period ended January 30, 2010. This 33.9% decrease was attributable to increased operating, selling and administrative expenses on lower gross profit. Operating profit as a percentage of sales was 2.9% for fiscal 2011. Operating profit was 4.3% of sales for fiscal 2010. The decrease as a percentage of sales from fiscal 2010 is attributable to the increase in operating, selling and administrative expenses as outlined above. Operating profit for the retail trade segment decreased $6.5 million to $15.4 million in fiscal 2011, from $21.9 million in fiscal 2010. This decrease was due to higher credit card fees, higher fixtures expense, higher repairs and maintenance expenses and higher store security expenses. Operating profit for the electronic commerce trade segment decreased $0.9 million to $0.2 million in fiscal 2011, from $1.1 million in fiscal 2010. This decrease was caused by higher advertising expense, customer service costs, and legal fees.

Net interest expense remained flat at $0.6 million in fiscal 2011 and fiscal 2010. Average debt for each of the 52-week periods ended January 29, 2011 and January 30, 2010 was $15.3 million.

The effective rate for income tax purposes was 32.9% for fiscal 2011 and 34.2% for fiscal 2010. The decrease in the effective tax rate was due to a drop in tax brackets, favorable uncertain tax position adjustments and federal tax credits recorded during the year.

The Company did not close any stores in fiscal 2011 in a market where the Company does not expect to retain the closed store's customers at another store in the same market. The Company closed one store in fiscal 2010 in a market where the Company does not expect to retain the closed store's customers at another store in the same market. The financial impact of this closing was not reported as discontinued operations in the financial statements as the impact was immaterial.

Fiscal 2010 Compared to Fiscal 2009
Consolidated net revenue decreased $6.7 million, or 1.3%, to $508.7 million for the 52-week period ended January 30, 2010 as compared to $515.4 million for the 52-week period ended January 31, 2009.

Comparable store sales for the 52-week period ended January 30, 2010 decreased 3.8% when compared to the same 52-week period in the prior fiscal year. The decrease in comparable store sales was attributable to weak economic conditions and the anniversary of very strong sales of the *Twilight* series by Stephanie Meyer in the prior year.

The Company's core book department business was down for fiscal 2010 as compared to fiscal 2009. However, several categories performed well. Fiction based titles and political science related titles demonstrated strength. The teen category continued to see an impact from the success of Stephanie Meyer's *Twilight* series. Titles such as Sarah Palin's, *Going Rogue*, and Glenn Beck's, *Arguing with Idiots*, also had a positive impact. Bargain books and gifts continued to increase year over year driven by the broader economic climate and better product assortments.

The Company opened five new stores during fiscal 2010, resulting in partial year sales of $5.6 million, and closed two stores during fiscal 2010 with partial year sales of $1.0 million.

Net sales for the retail trade segment decreased $7.0 million, or 1.4%, to $503.3 million in the 52-week period ended January 30, 2010, from $510.3 million in the 52-week period ended January 31, 2009. The decrease was due to the 3.8% decrease in comparable store sales as described above, partially offset by the impact of sales from new stores opened in fiscal 2009 and fiscal 2010.

Net sales for the electronic commerce segment decreased $1.4 million, or 5.3%, to $23.8 million in the 52-week period ended January 30, 2010, from $25.2 million in the 52-week period ended January 31, 2009. The decrease in net sales for the electronic commerce segment was due to macro-economic conditions and decreased business-to-business sales.

Gross profit, which includes cost of sales, distribution costs and occupancy costs (including rent, common area maintenance, property taxes, utilities and merchant association dues), decreased $1.2 million, or 0.8%, to $152.2 million in the 52-week period ended January 30, 2010, from $153.4 million in the 52-week period ended January 31, 2009. Gross profit as a percentage of net sales increased to 29.9% in the 52-week period ended January 30, 2010, from 29.8% in the 52-week period ended January 31, 2009. The increase is attributable to improved sales of higher margin items, lower occupancy and distribution costs, offset by higher inventory shrinkage and markdowns.

Operating, selling and administrative expenses decreased $3.6 million, or 3.1%, to $115.1 million in the 52-week period ended January 30, 2010, from $118.7 million in the 52-week period ended January 31, 2009. Operating, selling and administrative expenses as a percentage of net sales decreased to 22.6% in the 52-week period ended January 30, 2010 from 23.0% in the 52-week period ended January 31, 2009. The decrease was attributable to reduced corporate salaries and restricted stock expenses, reduced travel expenses, reduced professional fees, reduced repair and maintenance expenses and reduced store opening, closing and remodeling expenses, offset by higher health insurance costs and store associate salaries.

Impairment charges decreased $0.3 million in the 52-week period ended January 30, 2010, compared to the 52-week period ended January 31, 2009. The decrease was attributable to a $0.7 million goodwill impairment charge in the prior year that was not repeated, offset by impairment charges taken on leasehold improvements at various stores.

Depreciation and amortization expenses decreased $0.1 million, or 0.4%, to $14.4 million in fiscal 2010, from $14.5 million in fiscal 2009. Depreciation and amortization expenses as a percentage of net sales remained flat at 2.8% in fiscal 2010 and fiscal 2009.

Consolidated operating profit was $21.7 million for the 52-week period ended January 30, 2010, compared to $18.9 million for the 52-week period ended January 31, 2009. This 14.8% increase was attributable to decreased operating, selling and administrative expenses and impairment charges, partially offset by the decline in gross profit. Operating profit as a percentage of sales was 4.3% for fiscal 2010. Operating profit was 3.7% of sales for fiscal 2009. The increase as a percentage of sales from fiscal 2009 is attributable to the increase in gross margin as a percentage of sales plus the decrease in operating, selling and administrative expenses and impairment charges as outlined above. Operating profit for the electronic commerce segment decreased $0.4 million to $1.1 million in fiscal 2010, from $1.5 million in fiscal 2009. This decrease was caused by decreased sales and higher payroll expense.

Net interest expense decreased $1.3 million, or 66.8%, to $0.6 million in fiscal 2010, from $1.9 million in fiscal 2009, due to lower average debt in fiscal 2010 and lower average interest rates. Average debt for the 52-week period ended January 30, 2010 was $15.3 million compared to $41.3 million for the 52-week period ended January 31, 2009. The decrease in average debt is attributable to higher share repurchases in fiscal 2009, reduced inventory levels and high accounts payable leverage in fiscal 2010.

The effective rate for income tax purposes was 34.2% for fiscal 2010 and 37.7% for fiscal 2009. The decrease in the effective tax rate was due to a lower effective state tax rate in fiscal 2010, as well as the impact of favorable depreciation adjustments.

The Company closed one store in fiscal 2010 in a market where the Company does not expect to retain the closed store's customers at another store in the same market. The financial impact of this closing was not reported as discontinued operations in the financial statements as the impact was immaterial. The Company did not close any stores in fiscal 2009 in a market where the Company does not expect to retain the closed stores' customers at another store in the same market.

Critical Accounting Policies

General
Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Company believes that the likelihood is remote that materially different amounts will be reported related to actual results for the estimates and judgments described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

The financial results for the fifty-two weeks ended January 30, 2010 and January 31, 2009 contain certain insignificant reclassifications necessary to conform to the presentation of the fifty-two weeks ended January 29, 2011.

Property and Equipment
Property and equipment are recorded at cost. Depreciation on equipment and furniture and fixtures is provided on the straight-line method over the estimated service lives, which range from three to ten years. Depreciation of buildings and amortization of leasehold improvements, including remodels, is provided on the straight-line basis over the lesser of the assets estimated useful lives (ranging from 5 to 40 years) or, if applicable, the periods of the leases. Determination of useful asset life is based on several factors requiring judgment by management and adherence to generally accepted accounting principles for depreciable periods. Judgment used by management in the determination of useful asset life could relate to any of the following factors: expected use of the asset; expected useful life of similar assets; any legal, regulatory, or contractual provisions that may limit the useful life; and other factors that may impair the economic useful life of the asset. Maintenance and repairs are charged to expense as incurred. Improvement costs are capitalized to property accounts and depreciated using applicable annual rates. The cost and accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the accounts, and the related gain or loss is credited or charged to income.

Other Long-Lived Assets
The Company's other long-lived assets consist of property and equipment which include leasehold improvements. At January 29, 2011, the Company had $54.7 million of property and equipment, net of accumulated depreciation, accounting for approximately 19.9% of the Company's total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC 360-10, *Accounting for the Impairment or Disposal of Long-Lived Assets.* The Company evaluates long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store's estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store's fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset's carrying value in excess of fair value. Impairment losses, excluding goodwill impairment, totaled $0.3 million, $1.0 million and $0.7 million in fiscal 2011, 2010 and 2009, respectively. For all years presented, the impairment losses related to the retail trade business segment.

Goodwill
At January 29, 2011, the Company had $0.7 million of goodwill, accounting for approximately 0.2% of the Company's total assets. ASC 350, *Goodwill and Other Intangible Assets*, requires that goodwill and other unamortizable intangible assets be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by ASC 350. The first step of this test, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual impairment test on the goodwill during the fourth quarter of fiscal 2011 and determined that no impairment charge was necessary. The Company has noted no subsequent indicators of impairment. Changes in market conditions, among other factors, could have a material impact on these estimates.

Closed Store Expenses
Management considers several factors in determining when to close or relocate a store. Some of these factors are: decreases in store sales from the prior year, decreases in store sales from the current year budget, annual measurement of individual store pre-tax future net cash flows, indications that an asset no longer has an economically useful life, remaining term of an individual store lease, or other factors that would indicate a store in the current location cannot be profitable.

When the Company closes or relocates a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements, lease termination costs, costs to transfer inventory and usable fixtures, other costs in connection with vacating the leased location, and a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $0.7 million, $0.2 million and $0.4 million during fiscal 2011, 2010 and 2009, respectively, are included in operating, selling and administrative expenses in the accompanying consolidated statements of income.

Inventories
Inventories are counted throughout the fiscal year. Store inventory counts are performed by an independent inventory service, while warehouse inventory counts are performed internally. All physical inventory counts are reconciled to the Company's records. The Company's accrual for inventory shortages is based upon historical inventory shortage results.

Cost is assigned to store and warehouse inventories using the retail inventory method. Using this method, store and warehouse inventories are valued by applying a calculated cost-to-retail ratio to the retail value of inventories. The retail method is an averaging method that is widely used within the retail industry. Inventory costing also requires certain significant management estimates and judgments involving markdowns, the allocation of vendor allowances and shrinkage. These practices affect ending inventories at cost as well as the resulting gross margins and inventory turnover ratios.

The Company estimates and accrues shrinkage for the period between the last physical count of inventory and the balance sheet date. The accrual is calculated based on historical results. As this estimate is based on historical experience, the variances between the estimate of shrinkage and the adjustment resulting from physical inventories are traditionally not significant. Reserves for markdowns are estimated based upon the Company's history of liquidating non-returnable inventory.

The Company utilizes the last-in, first-out (LIFO) method of accounting for inventories. The cumulative difference between replacement and current cost of inventory over stated LIFO value was $3.4 million as of January 29, 2011 and $3.3 million as of January 30, 2010. The estimated replacement cost of inventory at January 29, 2011 was the current first-in, first out (FIFO) value of $200.2 million.

Vendor Allowances
The Company receives allowances from its vendors under a variety of programs and arrangements, including merchandise placement and cooperative advertising programs. The Company accounts for these allowances under the provisions of ASC 605-50, *Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor*, which addresses the accounting for vendor allowances. Vendor allowances in excess of incremental direct costs are reflected as a reduction of inventory costs and recognized in cost of products sold upon the sale of the related inventory.

Accrued Expenses
On a monthly basis, certain material expenses are estimated and accrued to properly record those expenses in the period incurred. Such estimates include those made for payroll and employee benefits costs, occupancy costs and advertising expenses among other items. Certain estimates are made based upon analysis of historical results. Differences in management's estimates and assumptions could result in accruals that are materially different from the actual results.

Income Taxes
The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that result in temporary differences between the amounts recorded in its financial statements and tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Seasonality and Quarterly Results

Similar to many retailers, the Company's business is seasonal, with its highest retail sales, gross profit and net income historically occurring in the fourth fiscal quarter. This seasonal pattern reflects the increased demand for books and gifts experienced during the year-end holiday selling season. Working capital requirements are generally highest during the third fiscal quarter and the early part of the fourth fiscal quarter due to the seasonality of the Company's business. The Company's results of operations depend significantly upon net sales generated during the fourth fiscal quarter, and any significant adverse trend in the net sales of such period would likely have a material adverse impact on the Company's results of operations for the full year.

In addition, the Company's results of operations may fluctuate from quarter to quarter as a result of the amount and timing of sales and profits contributed by new stores as well as other factors. New stores require the Company to incur pre-opening expenses and often require several months of operation before generating acceptable sales volumes. Accordingly, the addition of a large number of new stores in a particular quarter could adversely affect the Company's results of operations for that quarter.

Liquidity and Capital Resources

The Company's primary sources of liquidity are cash flows from operations, including credit terms from vendors, and borrowings under its credit facility. On March 21, 2011, the Company entered into a credit agreement (the "Credit Agreement") for a new revolving credit facility (the "New Facility") with Bank of America, N.A. ("Bank of America"), as Administrative Agent, Swing Line Lender and Issuing Bank, and a group of participating financial institutions under which the Company may borrow up to the maximum principal amount of $150.0 million, which may be increased to $200.0 million under certain circumstances, and which will mature on March 21, 2016. The Credit Agreement replaces the $100.0 million credit facility (the "Prior Facility"), which was scheduled to expire in July 2011. Pursuant to the Credit Agreement, the participating financial institutions have agreed to make revolving loans to the Company and to issue, up to a $35.0 million sublimit, letters of credit for the Company. Under the Credit Agreement, Bank of America, in its capacity as Swing Line Lender, has also agreed to make same day advances to the Company in the form of swing line loans up to a $15.0 million sublimit. The obligations of the Company under the Credit Agreement are secured by the inventories, accounts receivable and certain other personal property of the Company, pursuant to the terms of a security agreement with Bank of America and the other lenders. Additionally, the Credit Agreement contains certain financial and non-financial covenants, the most restrictive of which is the maintenance of a minimum fixed charge coverage ratio.

The Company had no borrowings outstanding under the Prior Facility as of January 29, 2011 or January 30, 2010. The face amount of letters of credit issued under the Prior Facility as of January 29, 2011 and January 30, 2010 was $2.1 million on each such date. The maximum and average outstanding borrowings under the Prior Facility (excluding the face amount of letters of credit issued thereunder) during fiscal 2011 were $31.7 million and $15.3 million, respectively. On March 21, 2011, the Company borrowed approximately $13.0 million under the New Facility and used such funds to repay the approximately $11.6 million outstanding under the Prior Facility and the remainder for general corporate purposes.

During fiscal 1996 and fiscal 1995, the Company acquired and constructed certain warehouse and distribution facilities with the proceeds of loans made pursuant to an industrial development revenue bond (the "Bond"). As of January 29, 2011 and January 30, 2010, there was $5.9 million and $6.4 million of borrowings outstanding, respectively, under the Bond, which bears interest at variable rates. The interest rate on the Bond was 1.4% and 1.3% at January 29, 2011 and January 30, 2010, respectively. The Bond has a maturity date of December 1, 2019, with a purchase provision obligating the Company to repurchase the Bond, unless extended by the bondholder. In fiscal 2007, an unrelated bank purchased the Bond from the existing bondholder, and the new bondholder extended the date of the Company's repurchase obligation of the Bond until July 1, 2011 and did not require a mortgage interest to secure the bond. Such an extension may be renewed annually by the bondholder, at the Company's request, to a date no more than five years from the renewal date. The Company is currently discussing refinancing options with respect to the Bond and expects to complete the refinancing before the repurchase date. However, there can be no assurances that the Company will be able to complete the refinancing on terms acceptable to the Company. If the Company cannot complete the refinancing before the required repurchase date on July 1, 2011, we anticipate that the obligation will be paid through an additional draw on the Company's New Facility.

The Company's capital expenditures totaled $16.8 million, $10.7 million and $19.8 million in fiscal 2011, 2010 and 2009, respectively. These expenditures were used for new store openings, renovation and improvements to existing stores, upgrades of the Company's warehouse distribution facilities and investment in management information systems.

In connection with an investment in Yogurt Mountain Holding, LLC ("Yogurt Mountain"), the Company entered a line of credit agreement (the "Line of Credit") with Yogurt Mountain pursuant to which the Company has committed to provide up to $1.5 million to Yogurt Mountain under a non-revolving line of credit through March 2015, bearing interest at 9.0%. Yogurt Mountain must pay an annual commitment fee of ¼ of 1.0% on the unused portion of the commitment. The proceeds from the Line of Credit must be used by Yogurt Mountain for the purpose of new store growth capital requirements. There was $0.8 million in outstanding borrowings by Yogurt Mountain under the Line of Credit as of January 29, 2011. Yogurt Mountain had no borrowings due to the Company at the end of the previous fiscal year.

Financial Position

During fiscal 2011, the Company opened eleven stores, closed three stores and relocated two other stores. Inventory balances decreased $4.7 million to $196.8 million at January 29, 2011, as compared to $201.5 million at January 30, 2010. The reduction in inventory is attributable to a continuing disciplined and focused approach to managing our average inventory balances in our stores and at our warehouses. This was accomplished by lower net receipts from publishers.

Net property and equipment increased $1.6 million due to the acquisition of real estate and capital expenditures, offset by depreciation expense during the year. Additionally, accounts and related party receivables decreased by $1.2 million as of January 29, 2011 as compared with the balance as of January 30, 2010, due to reduced sales. Accounts payable and related party payables increased $1.0 million from fiscal 2010 due to timing of payments to related parties. Accrued expenses increased by $0.8 million due to higher worker's compensation accruals and property taxes.

Future Commitments

The following table lists the aggregate maturities of various classes of obligations and expiration amounts of various classes of commitments related to Books-A-Million, Inc. at January 29, 2011:

		Payments Due Under Contractual Obligations(2)					
(in thousands)	**Total**	**FY 2012**	**FY 2013**	**FY 2014**	**FY 2015**	**FY 2016**	**Thereafter**
Short-term borrowings(1)	$ --	$ --	$ --	$ --	$ --	$ --	$ --
Industrial revenue bond	5,880	5,880	--	--	--	--	--
Subtotal of debt	5,880	5,880	--	--	--	--	--
Interest	34	34	--	--	--	--	--
Operating leases(3)	144,323	32,440	26,067	22,725	19,145	15,970	27,976
Deferred Rent	9,960	1,212	1,227	1,377	1,483	1,225	3,436
Total of obligations	$160,197	$39,566	$27,294	$24,102	$20,628	$17,195	$31,412

(1) Short term borrowings represent borrowings under the Company's prior $100 million credit facility that, as of January 29, 2011, were due in 12 months or less.
(2) This table excludes any amounts related to the payment of the $1.7 million of income tax uncertainties, as the Company cannot make a reasonably reliable estimate of the periods of cash settlements with the respective taxing authorities.
(3) Excludes obligations under store leases for insurance, taxes and other maintenance costs.

Guarantees

From time to time, the Company enters into certain types of agreements that require the Company to indemnify parties against third-party claims. Generally, these agreements relate to: (a) agreements with vendors and suppliers, under which the Company may provide customary indemnification to its vendors and suppliers in respect of actions they take at the Company's request or otherwise on its behalf, (b) agreements with vendors who publish books or manufacture merchandise specifically for the Company to indemnify the vendors against trademark and copyright infringement claims concerning the books published or merchandise manufactured on behalf of the Company, (c) real estate leases, under which the Company may agree to indemnify the lessors for claims arising from the Company's use of the property, and (d) agreements with the Company's directors, officers and employees, under which the Company may agree to indemnify such persons for liabilities arising out of their relationship with the Company. The Company has directors and officers liability insurance, which, subject to the policy's conditions, provides coverage for indemnification amounts payable by the Company with respect to its directors and officers up to specified limits and subject to certain deductibles.

The nature and terms of these types of indemnities vary. The events or circumstances that would require the Company to perform under these indemnities are transaction and circumstance specific. The overall maximum amount of obligations cannot be reasonably estimated. Historically, the Company has not incurred significant costs related to performance under these types of indemnities. No liabilities have been recorded for these obligations on the Company's balance sheet at January 29, 2011 or January 30, 2010, as such liabilities are considered de minimis.

Cash Flows
Operating activities provided cash of $29.7 million, $32.0 million and $39.2 million in fiscal 2011, 2010 and 2009, respectively, and included the following effects:

- Cash provided by inventories in fiscal 2011, 2010 and 2009 of $4.7 million, $2.8 million and $2.5 million, respectively. These increases were the result of tighter controls over receipts from and returns to publishers in light of the economic environment.

- Cash provided by accounts payable (including related party payables) in fiscal 2011 of $1.0 million was due to the timing of vendor payments. Cash used by accounts payable (including related party payables) in fiscal 2010 of $6.1 million was the result of lower inventory levels. Cash provided by accounts payable (including related party payables) in fiscal 2009 of $5.5 million was the result of improved accounts payable leveraging with vendors.

- Depreciation and amortization expenses were $15.3 million, $14.4 million and $14.5 million in fiscal 2011, 2010 and 2009, respectively. The increase in fiscal 2011 was due to the timing of store openings. Depreciation expense remained relatively flat from fiscal 2009 to fiscal 2010.

- Cash provided by accrued expenses was $0.1 million in fiscal 2011 and was due to higher worker's compensation accruals and property taxes. Cash provided by accrued expenses was $0.7 million in fiscal 2010 and was due to higher bonus accruals, payroll taxes and real estate taxes. Cash used by accrued expenses was $5.7 million in fiscal 2009 and was due to a reduction in the annual bonus accrual, lower capital expenditure accruals and lower sales tax audit accruals.

- Cash used by accrued income taxes was $5.0 million in fiscal 2011, and cash provided by accrued income taxes was $3.9 million in fiscal 2010. Cash used by accrued income taxes was $0.5 million in fiscal 2009. The change in accrued income taxes each year is primarily driven by our pre-tax income levels.

Cash used in investing activities in fiscal 2011, 2010 and 2009 reflected a net use of cash of $20.3 million, $10.6 million and $19.8 million, respectively. Cash was used to fund capital expenditures for new store openings, renovation and improvements to existing stores, warehouse distribution purposes and investments in management information systems.

Financing activities used cash of $8.2 million in fiscal 2011 to repay debt ($0.4 million), purchase stock ($3.1 million) and for dividend payments ($4.7 million). Financing activities used cash of $20.3 million in fiscal 2010 to repay debt ($16.1 million), purchase stock ($1.1 million) and for dividend payments ($3.2 million). Financing activities used cash of $19.5 million in fiscal 2009 to repay debt ($12.5 million), to purchase stock ($1.8 million), for dividend payments ($5.0 million) and for excess tax benefit from stock-based compensation ($0.3 million), offset by proceeds from the issuance of stock options ($0.1 million).

Dividends
The Company paid $4.7 million, $3.2 million and $5.0 million in dividends in fiscal 2011, 2010 and 2009, respectively. See the table below for a summary of dividends paid each quarter in fiscal 2011 and 2010.

	Dividends Paid Per Share	
	Fiscal 2011	Fiscal 2010
First Quarter	**$0.15**	$0.05
Second Quarter	**0.05**	0.05
Third Quarter	**0.05**	0.05
Fourth Quarter	**0.05**	0.05
Annual Total	**$0.30**	$0.20

Impact of Recent Accounting Pronouncements

See Note 2, "Recent Accounting Pronouncements," to the consolidated financial statements for information regarding recent accounting pronouncements.

Related Party Activities

See Note 7, "Related Party Transactions," to the consolidated financial statements for information regarding related party activities.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risk from interest rate fluctuations on the new Facility and debt related to an industrial development bond ("the Bond"), which bear an interest rate that varies with LIBOR. We have cash and cash equivalents at financial institutions that are in excess of federally insured limits per institution. With the current financial environment and the instability of financial institutions, we cannot be assured that we will not experience losses on our deposits.

To illustrate the sensitivity of the results of operations to changes in interest rates on our debt, we estimate that a 1052.0% increase or decrease in LIBOR rates would have changed interest expense by $2.3 million for the fiscal year ended January 29, 2011 due to average debt of $21.6 million. The average debt under the prior Facility and the Bond was $15.3 million and $6.3 million, respectively, for the fiscal year ended January 29, 2011. This fluctuation rate is based on the maximum LIBOR fluctuation in the last three years, which was experienced in fiscal year 2009.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following financial statements of the Registrant and its subsidiaries are included in response to this item:

	Page
Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements	33
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	34
Consolidated Balance Sheets as of January 29, 2011 and January 30, 2010	35
Consolidated Statements of Income for the Fiscal Years Ended January 29, 2011, January 30, 2010, and January 31, 2009	36
Consolidated Statements of Changes in Stockholders' Equity for the Fiscal Years Ended January 29, 2011, January 30, 2010, and January 31, 2009	37
Consolidated Statements of Cash Flows for the Fiscal Years Ended January 29, 2011, January 30, 2010, and January 31, 2009	38
Notes to Consolidated Financial Statements	39

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

Board of Directors and Stockholders
Books-A-Million, Inc.

We have audited the accompanying consolidated balance sheets of Books-A-Million, Inc. and subsidiaries (the "Company"), as of January 29, 2011 and January 30, 2010, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the periods ended January 29, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 29, 2011 and January 30, 2010, and the results of its operations and its cash flows for each of the three years in the periods ended January 29, 2011 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 29, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 14, 2011 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP
Atlanta, Georgia
April 14, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Stockholders
Books-A-Million, Inc.

We have audited Books-A-Million, Inc. and subsidiaries' (the "Company") internal control over financial reporting as of January 29, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A of this Annual Report on Form 10-K. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 29, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of January 29, 2011 and January 30, 2010, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the periods ended January 29, 2011 and our report dated April 14, 2011 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP
Atlanta, Georgia
April 14, 2011

BOOKS-A-MILLION, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands except per share and share amounts)

	January 29, 2011	January 30, 2010
Assets		
Current Assets:		
Cash and cash equivalents	**$ 7,813**	$ 6,602
Accounts receivable, net of allowance for doubtful accounts of $294 and $757, respectively	**4,526**	5,476
Related party receivables	**287**	584
Inventories	**196,814**	201,510
Prepayments and other	**6,038**	2,942
Total Current Assets	**215,478**	217,114
Property and Equipment:		
Land	**2,543**	628
Buildings	**6,831**	6,831
Equipment	**82,670**	92,606
Furniture and fixtures	**58,935**	59,299
Leasehold improvements	**77,846**	81,089
Construction in process	**43**	381
Gross Property and Equipment	**228,868**	240,834
Less accumulated depreciation and amortization	**174,158**	187,693
Net Property and Equipment	**54,710**	53,141
Deferred Income Taxes	**353**	2,200
Equity Method Investment	**2,536**	--
Other Assets:		
Goodwill	**653**	653
Notes receivable	**750**	--
Other	**322**	390
Total Other Assets	**1,725**	1,043
Total Assets	**$274,802**	$273,498
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable:		
Trade	**$ 85,880**	$ 88,843
Related party	**5,737**	1,814
Accrued expenses	**37,375**	36,583
Accrued income taxes	--	4,824
Deferred income taxes	**12,380**	10,146
Short-term borrowings	**5,880**	--
Total Current Liabilities	**147,252**	142,210
Long-term debt	--	6,360
Deferred rent	**8,745**	8,319
Liability for uncertain tax positions	**1,689**	1,901
Total Non-current Liabilities	**10,434**	16,580
Commitments and Contingencies		
Stockholders' Equity:		
Preferred stock, $.01 par value; 1,000,000 shares authorized, no shares issued or outstanding	--	--
Common stock, $.01 par value; 30,000,000 shares authorized, 21,574,698 and 21,269,303 shares issued and 15,470,277 and 15,648,222 shares outstanding at January 29, 2011 and January 30, 2010, respectively	**216**	213
Additional paid-in capital	**93,340**	92,044
Treasury stock at cost, 6,104,421 shares at January 29, 2011 and 5,621,081 shares at January 30, 2010	**(50,448)**	(47,342)
Retained earnings	**74,008**	69,793
Total Stockholders' Equity	**117,116**	114,708
Total Liabilities and Stockholders' Equity	**$274,802**	$273,498

The accompanying notes are an integral part of these consolidated statements.

BOOKS-A-MILLION, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Fiscal Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
	52 weeks	52 weeks	52 weeks
Net revenue	**$494,963**	$508,667	$ 515,357
Cost of products sold, including warehouse distribution and store occupancy costs	**346,860**	356,438	361,934
Gross profit	**148,103**	152,229	153,423
Operating, selling and administrative expenses	**118,162**	115,113	118,734
Impairment charges	**268**	1,046	1,351
Depreciation and amortization	**15,340**	14,393	14,448
Operating profit	**14,333**	21,677	18,890
Interest expense, net	**556**	637	1,920
Income before income taxes	**13,777**	21,040	16,970
Provision for income taxes	**4,374**	7,204	6,396
Net income	**9,403**	13,836	10,574
Net loss on equity method investment	**464**	--	--
Net income attributable to Books-A-Million, Inc.	**$ 8,939**	$ 13,836	$ 10,574
Basic earnings per share:	**$ 0.57**	$ 0.88	$ 0.68
Diluted earnings per share:	**$ 0.57**	$ 0.88	$ 0.68
Weighted average shares outstanding:			
Basic	**15,617**	15,735	15,670
Diluted	**15,623**	15,744	15,676
Dividends per share – declared	**$ 0.20**	$ 0.30	$ 0.28

The accompanying notes are an integral part of these consolidated statements.

BOOKS-A-MILLION, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional Paid-In	Treasury Stock		Retained	Total Stockholders'
	Shares	Amount	Capital	Shares	Amount	Earnings	Equity
Balance, February 2, 2008	20,850	$209	$89,752	5,217	$(44,468)	$53,558	$99,051
Net income	--	--	--	--	--	10,574	10,574
Purchase of treasury stock, at cost	--	--	--	239	(1,790)	--	(1,790)
Dividends paid	--	--	--	--	--	(5,024)	(5,024)
Issuance of restricted stock	374	3	1,887	--	--	--	1,890
Issuance of stock for employee stock purchase plan	12	--	132	--	--	--	132
Tax decrement from stock-based compensation	--	--	(339)	--	--	--	(339)
Balance, January 31, 2009	21,236	$212	$91,432	5,456	$(46,258)	$59,108	$104,494
Net income	--	--	--	--	--	13,836	13,836
Purchase of treasury stock, at cost	--	--	--	165	(1,084)	--	(1,084)
Dividends paid	--	--	--	--	--	(3,151)	(3,151)
Issuance of restricted stock	157	2	1,205	--	--	--	1,207
Forfeiture of restricted stock	(173)	(2)	(657)	--	--	--	(659)
Issuance of stock for employee stock purchase plan	49	1	111	--	--	--	112
Tax decrement from stock-based compensation	--	--	(47)	--	--	--	(47)
Balance, January 30, 2010	21,269	$213	$92,044	5,621	$(47,342)	$69,793	$114,708
Net income	--	--	--	--	--	8,939	8,939
Purchase of treasury stock, at cost	--	--	--	483	(3,106)	--	(3,106)
Dividends paid	--	--	--	--	--	(4,724)	(4,724)
Issuance of restricted stock	271	3	1,189	--	--	--	1,192
Forfeiture of restricted stock	(5)	--	(12)	--	--	--	(12)
Issuance of stock for employee stock purchase plan	37	--	92	--	--	--	92
Exercise of stock options	3	--	6	--	--	--	6
Tax benefit from stock-based compensation	--	--	21	--	--	--	21
Balance, January 29, 2011	21,575	$216	$93,340	6,104	$(50,448)	$74,008	$117,116

The accompanying notes are an integral part of these consolidated statements.

BOOKS-A-MILLION, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
	52 Weeks	52 Weeks	52 Weeks
Cash Flows from Operating Activities:			
Net income	**$ 8,939**	$ 13,836	$ 10,574
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**15,340**	14,393	14,448
Stock-based compensation	**1,180**	548	1,890
Loss on impairment of assets	**268**	1,046	1,351
Loss on disposal of property and equipment	**674**	194	271
Deferred income taxes	**4,081**	(182)	3,734
Excess tax (benefit) decrement of stock-based compensation	**(21)**	47	339
Bad debt expense	**359**	303	93
Net loss in equity method investment	**464**	--	--
(Increase) decrease in assets:			
Accounts receivable	**591**	(348)	926
Related party receivables	**297**	549	2,647
Inventories	**4,696**	2,795	2,531
Prepayments and other	**(3,096)**	297	1,439
Noncurrent assets (excluding amortization)	**(54)**	(4)	(412)
Increase (decrease) in liabilities:			
Accounts payable	**(2,963)**	(5,575)	5,424
Related party payables	**3,923**	(507)	108
Accrued income taxes	**(5,015)**	3,929	(486)
Accrued expenses	**40**	664	(5,654)
Total adjustments	**20,764**	18,149	28,649
Net cash provided by operating activities	**29,703**	31,985	39,223
Cash Flows from Investing Activities:			
Capital expenditures	**(16,776)**	(10,725)	(19,819)
Proceeds from disposal of property and equipment	**225**	103	13
Cash paid for acquisition of equity method investment	**(3,000)**	--	--
Increase in notes receivable	**(750)**	--	--
Net cash used in investing activities	**(20,301)**	(10,622)	(19,806)
Cash Flows from Financing Activities:			
Borrowings under credit facilities	**207,470**	201,880	236,125
Repayments under credit facilities	**(207,950)**	(218,000)	(248,587)
Proceeds from exercise of stock options and issuance of common stock under employee stock purchase plan	**98**	112	132
Purchase of treasury stock	**(3,106)**	(1,084)	(1,790)
Payment of dividends	**(4,724)**	(3,151)	(5,024)
Excess tax benefit (decrement) from stock-based compensation	**21**	(47)	(339)
Net cash used in financing activities	**(8,191)**	(20,290)	(19,483)
Net Increase (Decrease) in Cash and Cash Equivalents	**1,211**	1,073	(66)
Cash and Cash Equivalents at Beginning of Year	**6,602**	5,529	5,595
Cash and Cash Equivalents at End of Year	**$ 7,813**	$ 6,602	$ 5,529
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest	**$ 549**	$ 596	$ 2,013
Income taxes, net of refunds	**$ 7,600**	$ 3,874	$ 3,319
Supplemental Disclosures of Non Cash Investing Activities:			
Capital expenditures in accrued expenses	**$ 1,178**	$ --	$ 833
Like-kind exchange of assets	**$ --**	$ --	$ 1,600

The accompanying notes are an integral part of these consolidated statements.

1. Summary of Significant Accounting Policies

Business

Books-A-Million, Inc. and its subsidiaries (the "Company") are principally engaged in the sale of books, magazines, games, toys and related items through a chain of retail bookstores. The Company presently operates 231 bookstores in 23 states and the District of Columbia, which are predominantly located in the southeastern United States. The Company also operates a retail Internet website. The Company presently consists of Books-A-Million, Inc. and its four wholly owned subsidiaries, American Wholesale Book Company, Inc., Booksamillion.com, Inc., BAM Card Services, LLC and AL Florence Realty 2010, LLC. All inter-company balances and transactions have been eliminated in consolidation. For a discussion of the Company's business segments, see Note 9, "Business Segments."

Fiscal Year

The Company operates on a 52 or 53-week year, with the fiscal year ending on the Saturday closest to January 31. Fiscal years 2011, 2010 and 2009 were each 52-week periods.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could differ from those estimates.

The results for the fifty-two weeks ended January 30, 2010 and January 31, 2009 contain certain insignificant reclassifications necessary to conform to the presentation of the fifty-two weeks ended January 29, 2011.

Revenue Recognition

The Company recognizes revenue from the sale of merchandise at the time the merchandise is sold and the customer takes delivery. Returns are recognized at the time the merchandise is returned and processed. At each period end, an estimate of sales returns is recorded. Sales return reserves are based on historical returns as a percentage of sales activity. The historical returns percentage is applied to the sales for which returns are projected to be received after period end. The estimated returns percentage and return dollars have not materially changed in the last several years. Sales tax collected is recorded net and is not recognized as revenue and is included on the consolidated balance sheets in accrued expenses.

The Company sells its Millionaire's Club Card, which entitles the customer to receive a 10% discount on all purchases made during the twelve-month membership period, for a non-refundable fee. The Company recognizes this revenue over the twelve-month membership period based upon historical customer usage patterns. Related deferred revenue is included in accrued expenses.

The Company sells gift cards to its customers in its retail stores. The gift cards do not have an expiration date. Income is recognized from gift cards when: (1) the gift card is redeemed by the customer; or (2) the likelihood of the gift card being redeemed by the customer is remote (gift card breakage) and there is no legal obligation to remit the value of the unredeemed gift cards to the relevant jurisdictions. The gift card breakage rate is determined based upon historical redemption patterns. Based on this historical information, the likelihood of a gift card remaining unredeemed can be determined after 24 months of card inactivity. At that time, breakage income is recognized for those cards for which the likelihood of redemption is deemed to be remote and for which there is no legal obligation to remit the value of such unredeemed gift cards to the relevant jurisdictions. The Company has a gift card subsidiary, BAM Card Services, LLC ("Card Services"), to administer the Company's gift card program and to provide a more advantageous legal structure. During fiscal 2011, the Company recognized $1.7 million of gift card breakage income. Breakage income for fiscal 2010 and 2009 was $2.5 million and $1.7 million, respectively. Gift card breakage income is included in net revenue in the consolidated statements of income.

Vendor Allowances

The Company receives allowances from its vendors from a variety of programs and arrangements, including merchandise placement and co-operative advertising programs. The Company accounts for these allowances under the provisions of Accounting Standards Codification ("ASC") ASC 605-50, *Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor*, which addresses the accounting for vendor allowances. Vendor allowances in excess of incremental direct costs are reflected as a reduction of inventory costs and recognized in cost of products sold upon the sale of the related inventory.

Accounts Payable
The Company classifies its checks written but not yet cleared by the bank in accounts payable since the right to offset does not exist as described in the provisions of ASC 210-20-05, *Offset Amounts Related to Certain Contracts*. Checks are only written and cleared by the bank once approved by management. Amounts included in accounts payable representing checks written but not yet cleared as of January 29, 2011 and January 30, 2010 were $13.9 million and $18.5 million, respectively.

Inventories
Inventories are valued at the lower of cost or market, using the retail method. Market is determined based on the lower of replacement cost or estimated realizable value. Using the retail method, store and warehouse inventories are valued by applying a calculated cost to retail ratio to the retail value of inventories.

The Company currently utilizes the last-in, first-out (LIFO) method of accounting for inventories. The cumulative difference between replacement and current cost of inventory over stated LIFO value was $3.4 million as of January 29, 2011 and $3.3 million as of January 30, 2010. The estimated replacement cost of inventory is the current first-in, first-out (FIFO) value of $200.2 million.

Physical inventory counts are taken throughout the course of the fiscal period and reconciled to the Company's records. Accruals for inventory shortages are estimated based upon historical shortage results. As of January 29, 2011 and January 30, 2010 the accrual was $6.1 million and $5.6 million, respectively.

Inventories were:

	Fiscal Year Ended	
(In thousands)	**January 29, 2011**	January 30, 2010
Inventories (at FIFO)	**$200,238**	$204,834
LIFO reserve	**(3,424)**	(3,324)
Net inventories	**$196,814**	$201,510

Property and Equipment
Property and equipment are recorded at cost. Depreciation of equipment and furniture and fixtures is provided on the straight-line method over the estimated service lives, which range from three to ten years. Depreciation of buildings and amortization of leasehold improvements, including remodels, is provided on the straight-line basis over the lesser of the assets' estimated useful lives (ranging from 5 to 40 years) or, if applicable, the periods of the leases. Determination of useful asset life is based on several factors requiring judgment by management and adherence to generally accepted accounting principles for depreciable periods. Judgment used by management in the determination of useful asset life could relate to any of the following factors: expected use of the asset; expected useful life of similar assets; any legal, regulatory, or contractual provisions that may limit the useful life; and other factors that may impair the economic useful life of the asset. Maintenance and repairs are charged to expense as incurred. Improvement costs, which extend the useful life of an asset, are capitalized to property accounts and depreciated over the asset's expected remaining life. The cost and accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the accounts, and the related gain or loss is credited or charged to income.

Long-Lived Assets
The Company's long-lived assets consist of property and equipment which includes leasehold improvements. At January 29, 2011, the Company had $54.7 million of property and equipment, net of accumulated depreciation, accounting for approximately 19.9% of the Company's total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC 360-10, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The Company evaluates long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store's estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store's fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset's carrying value in excess of fair value. Impairment losses, excluding $0.7 million of goodwill impairment recorded in fiscal 2009, totaled $0.3 million, $1.0 million and $0.7 million in fiscal 2011, 2010 and 2009, respectively, and were recorded in impairment charges in the consolidated statements of income. For all years presented, the impairment losses related to the retail trade business segment.

Goodwill
At January 29, 2011, the Company had $0.7 million of goodwill, accounting for approximately 0.2% of the Company's total assets. ASC 350, *Goodwill and Other Intangible Assets,* requires that goodwill and other indefinite life intangible assets be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by ASC 350. The first step of this test, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment.

The valuation approaches are subject to key judgments and assumptions that are sensitive to change such as judgments and assumptions about appropriate sales growth rates, operating margins, weighted average cost of capital ("WACC"), and comparable company market multiples. When developing these key judgments and assumptions, the Company considers economic, operational and market conditions that could impact the fair value of the reporting unit. However, estimates are inherently uncertain and represent only management's reasonable expectations regarding future developments.

The Company completed its latest annual impairment test on goodwill during the fourth quarter of fiscal 2011. The Company recorded an impairment loss of $0.7 million in fiscal 2009. No impairment loss was recorded in fiscal 2010 or 2011. The Company has noted no subsequent indicators of impairment since our latest test. Changes in market conditions, among other factors, could have a material impact on these estimates.

Deferred Rent
The Company recognizes rent expense by the straight-line method over the lease term, including lease renewal option periods that can be reasonably assured at the inception of the lease. The lease term commences on the date when the Company takes possession and has the right to control use of the leased premises. Also, funds received from the lessor intended to reimburse the Company for the cost of leasehold improvements are recorded as a deferred credit resulting from a lease incentive and are amortized over the lease term as a reduction of rent expense. As of January 29, 2011, deferred rent totaled $10.0 million compared to $9.6 million as of January 30, 2010. Deferred rent includes both long-term and short-term deferred rent payables.

Loss from Discontinued Operations
The Company periodically closes under-performing stores. The Company believes that a store is a component under ASC 205-20, *Discontinued Operations*. Therefore, each store closure would result in the reporting of a discontinued operation unless the operations and cash flows from the closed store could be absorbed in some part by surrounding Company stores within the same market area. Management evaluates certain factors in determining whether a closed store's operations could be absorbed by surrounding stores; the primary factor considered is the distance to the next closest Books-A-Million store. When a closed store results in a discontinued operation, the results of operations of the closed store include store closing costs and any related asset impairments. See Note 8, "Income or (Loss) From Discontinued Operations" for discontinued operations disclosures.

Store Opening Costs
Non-capital expenditures incurred in preparation for opening new retail stores are expensed as incurred.

Store Closing Costs
The Company continually evaluates the profitability of its stores. When the Company closes or relocates a store, the Company incurs unrecoverable costs, including net book value of abandoned fixtures and leasehold improvements, lease termination payments, costs to transfer inventory and usable fixtures and other costs of vacating the leased location. Such costs are expensed as incurred and are included in operating, selling and administrative expenses in the consolidated statements of income. During fiscal 2011, 2010 and 2009, the Company recognized store closing costs of $0.7 million, $0.2 million and $0.4 million, respectively.

Advertising Costs
The costs of advertising are expensed as incurred. Advertising costs, net of applicable vendor reimbursements of $2.1 million, $1.7 million and $1.8 million, are charged to operating, selling and administrative expenses, and totaled $3.5 million, $3.5 million and $3.3 million for fiscal years 2011, 2010 and 2009, respectively.

Insurance Accruals
The Company is subject to large deductibles under its workers' compensation and health insurance policies. Amounts are accrued currently for the estimated cost of claims incurred, both reported and unreported.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that result in temporary differences between the amounts recorded in its financial statements and tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in selling, general and administrative expenses.

Accounts Receivable and Allowance for Doubtful Accounts

Receivables represent customer, landlord and other receivables due within one year and are net of any allowance for doubtful accounts. Net receivables were $4.8 million and $6.1 million for January 29, 2011 and January 30, 2010, respectively. Trade accounts receivable are stated at the amount the Company expects to collect and do not bear interest. The collectability of trade receivable balances is regularly evaluated based on a combination of factors such as customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment patterns. If it is determined that a customer will be unable to fully meet its financial obligation, such as the case of a bankruptcy filing or other material events impacting its business, a specific accrual for doubtful accounts is recorded to reduce the related receivable to the amount expected to be recovered.

Notes Receivable

Notes Receivable relates to a financing arrangement that exceeds one year and bears interest at a market rate based on the related party's credit quality and is recorded at face value. Interest is recognized over the life of the notes. The notes receivable are collateralized by substantially all the assets of the related party. The Company has not and does not intend to sell these receivables. Amounts collected on notes receivable are included in net cash provided by investing activities in the consolidated statements of cash flows. See Note 15, "Equity Method Investment" for additional information about the notes receivable.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments with original maturities of 90 days or less to be cash equivalents. The Company places its cash and cash equivalents in high credit quality financial institutions. The Company is exposed to credit risk in the event of default by these institutions to the extent the amount recorded on the consolidated balance sheet exceeds Federal Deposit Insurance Corporation (FDIC) deposit limits per institution. Amounts due from third party credit card processors for the settlement of debit card, credit card and electronic check transactions are included as cash equivalents as they are generally collected within three business days. Cash equivalents related to debit card, credit card and electronic check transactions at January 29, 2011 and January 30, 2010 were $2.9 million and $3.0 million, respectively.

Sales and Use Tax Contingencies

The Company is subject to potential ongoing sales and use tax audits and other tax issues for both its retail and electronic commerce segments. It is the policy of the Company to estimate any potential tax contingency liabilities based on various factors such as ongoing state audits, historical results of audits at the state level and specific tax issues. Accruals for potential tax contingencies are recorded by the Company when they are deemed to have a probable likelihood of a liability and the liability can be reasonably estimated.

Stockholders' Equity

Basic net income per common share ("EPS") is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution, using the treasury stock method, that could occur if stock options are exercised. Diluted EPS has been computed based on the average number of shares outstanding including the effect of outstanding stock options, if dilutive, in each respective year. A reconciliation of the weighted average shares for basic and diluted EPS is as follows:

	Fiscal Year Ended		
(In thousands)	**January 29, 2011**	January 30, 2010	January 31, 2009[(1)]
Weighted average shares outstanding:			
Basic	**15,617**	15,735	15,670
Dilutive effect of stock options outstanding	**6**	9	6
Diluted	**15,623**	15,744	15,676

(1) On February 1, 2009, the Company adopted ASC 260-10-45, *Earnings per Share,* for calculating earnings per share when participating securities are present. The Company's unvested restricted stock awards pay non-forfeitable dividends and therefore qualify as participating securities. The above information reflects the effect of this change as if the Company had adopted ASC 260-10-45 at the beginning of the earliest period presented.

In March 2010, the Board of Directors (the "Board") authorized a new common stock repurchase program (the "March 2010 Program") of $5.0 million to repurchase common stock through April 30, 2011. The March 2010 Program replaced other programs, with the most recent program being adopted in March 2009 with an expiration date of April 2010. Stock repurchases may be made in the open market or in negotiated transactions, with the amount and timing of repurchases dependent on market conditions and at the discretion of management.

The Company repurchased 483,000 and 165,000 shares at costs of $3.1 million and $1.1 million during the fiscal years ended January 29, 2011 and January 30, 2010, respectively.

Disclosure of Fair Value of Financial Instruments
Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are reflected in the accompanying financial statements at cost, which approximates fair value because of the short-term maturity of these instruments. Based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities at January 29, 2011 and January 30, 2010, the Company's debt approximates fair value.

Stock-Based Compensation
The Company accounts for stock-based compensation under the provisions of ASC 718, *Share-Based Payment.* ASC 718 requires the Company to recognize expense related to the fair value of its stock-based compensation awards, including employee stock options.

The Company's pre-tax compensation cost for stock-based compensation was $1.2 million ($0.8 million net of taxes), $0.5 million ($0.4 million net of taxes) and $1.9 million ($1.2 million net of taxes) for the years ended January 29, 2011, January 30, 2010 and January 31, 2009, respectively, and were recorded in operating, selling and administrative expenses in the consolidated statements of income.

Under the Company's 2005 Incentive Award Plan, employees are entitled to receive dividends on non-vested restricted stock. Pursuant to ASC 718-740, *Accounting for Income Tax Benefits of Dividends on Share Based Payment Awards*, the Company has recorded a tax benefit on these dividends of $74,000, $36,000 and $48,000 for fiscal 2011, 2010 and 2009, respectively.

2. Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements*. This ASU requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information about purchases, sales, issuances, and settlements on a gross reconciliation of Level 3 fair-value measurements. This ASU also clarifies existing fair-value measurement disclosure guidance about the level of disaggregation, inputs, and valuation techniques. This ASU is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. The adoption of the applicable portions of this ASU did not have a material effect on the Company's consolidated financial statements. The adoption of the amendment for Level 3, which is applicable to our consolidated financial statement disclosures in the first quarter of fiscal 2012, will not have a material impact on our financial position or results of operations.

3. Income Taxes

A summary of the components of the income tax provision (benefit) is as follows *(in thousands)*:

	Fiscal Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
Current:			
Federal	**$ 562**	$ 7,096	$ 2,398
State	**(269)**	290	264
	$ 293	$ 7,386	$ 2,662
Deferred:			
Federal	**$ 3,888**	$ (175)	$ 3,388
State	**193**	(7)	346
	$ 4,081	$ (182)	$ 3,734
Provision for income taxes	**$ 4,374**	$ 7,204	$ 6,396

A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

	Fiscal Year Ended.		
	January 29, 2011	January 30, 2010	January 31, 2009
Federal statutory income tax rate	**35.0%**	35.0%	35.0%
State income tax provision	**0.8%**	1.3%	3.2%
Nondeductible meals and entertainment expense	**0.3%**	0.2%	0.5%
Other	**(0.1%)**	(1.2%)	--
ASC 740-10 unrecorded tax benefit adjustment	**(1.6%)**	(0.2%)	(0.8%)
Federal tax credits	**(1.5%)**	(0.9%)	(0.2%)
Effective income tax rate	**32.9%**	34.2%	37.7%

Temporary differences (*in thousands*) which created deferred tax assets (liabilities) at January 29, 2011 and January 30, 2010, are as follows:

	As of January 29, 2011		As of January 30, 2010	
	Current	**Noncurrent**	Current	Noncurrent
Depreciation	$ --	**$ (2,990)**	$ --	$ (1,504)
Accruals	**1,467**	**--**	1,999	--
Inventory	**(13,431)**	**--**	(12,846)	--
State net operating loss carry forwards	**--**	**199**	--	20
Deferred rent	**479**	**3,141**	523	3,634
Prepaids	**(1,331)**	**--**	(954)	--
Amortization	**--**	**(80)**	--	(100)
Allowance for bad debts	**116**	**--**	308	--
State tax	**--**	**201**	--	150
Effect of flow-through entity	**--**	**(226)**	--	--
Stock compensation	**320**	**108**	824	--
	(12,380)	**353**	(10,146)	2,200
Less: Valuation allowances	**--**	**--**	--	--
Deferred tax asset (liability)	**$ (12,380)**	**$ 353**	$ (10,146)	$ 2,200

As of January 29, 2011, the Company had state net operating loss carry forwards of $4.3 million that expire beginning in 2012 through 2031.

Deferred income tax assets represent items which will be used as a tax deduction or credit in future tax returns or are items of income which have not been recognized for financial statement purposes but were included in the current or prior tax returns for which we have already properly recorded the tax benefit in the consolidated statements of income. At least quarterly, the Company assesses the likelihood that the deferred income tax assets balance will be recovered. The Company takes into account such factors as prior earnings history, expected future earnings, carryback and carryforward periods and tax strategies that could potentially enhance the likelihood of a realization of a deferred income tax asset. To the extent recovery is not more likely than not, a valuation allowance is established against the deferred income tax asset, increasing our income tax expense in the year such determination is made. The Company has determined that no such allowance is required at January 29, 2011.

The Company accounts for the recognition, measurement, presentation and disclosure of uncertain tax positions in accordance with the provisions of ASC 740-10, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*. The Company evaluates these unrecognized tax benefits each reporting period. As of January 29, 2011, the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $1.7 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	January 29, 2011	January 30, 2010
Balance at beginning of year	**$1,901**	$2,032
Additions based on tax positions related to current year	**14**	278
Reductions for tax positions of previous year	**(226)**	(409)
Balance at end of year	**$1,689**	$1,901

The Company and its subsidiaries are subject to United States federal income tax as well as income tax of multiple state jurisdictions. In many cases these uncertain tax positions are related to tax years that remain subject to examination by the relevant taxing authorities. The Company has operations in various state jurisdictions that are currently under audit for years ranging from 2007 through 2010. With few exceptions, we are no longer subject to United States federal, state or local, or non-United States, income tax examinations for years prior to 2007.

It is reasonably possible that the amount of unrecognized tax benefits will increase or decrease in the next twelve months. These changes may be the result of new federal, state, or local audits. It is also expected that the statute of limitations for certain unrecognized tax benefits will expire in the next 12 months resulting in a reduction of the liability for unrecognized tax benefits of $0.5 million. The balance of the unrecognized tax benefits is primarily related to uncertain tax positions for which there are no current ongoing federal or state audits and therefore, an estimate of the range of the reasonably possible outcomes cannot be made.

The Company's policy is to record interest and penalties related to income tax matters in income tax expense. Accrued interest and penalties were $0.8 million and $0.9 million as of January 29, 2011, and January 30, 2010, respectively. During fiscal years 2011 and 2010 the Company recognized $85,000 and $27,000, respectively, of interest and penalties. No interest and penalties were recognized in fiscal 2009.

4. Debt and Lines of Credit

The Company's primary sources of liquidity are cash flows from operations, including credit terms from vendors, and borrowings under its credit facility. On March 21, 2011, the Company entered into a credit agreement (the "Credit Agreement") for a new revolving credit facility (the "New Facility") with Bank of America, N.A. ("Bank of America"), as Administrative Agent, Swing Line Lender and Issuing Bank, and a group of participating financial institutions under which the Company may borrow up to the maximum principal amount of $150.0 million, which may be increased to $200.0 million under certain circumstances, and which will mature on March 21, 2016. The Credit Agreement replaces the $100.0 million credit facility (the "Prior Facility"), which was scheduled to expire in July 2011. Pursuant to the Credit Agreement, the participating financial institutions have agreed to make revolving loans to the Company and to issue, up to a $35.0 million sublimit, letters of credit for the Company. Under the Credit Agreement, Bank of America, in its capacity as Swing Line Lender, has also agreed to make same day advances to the Company in the form of swing line loans up to a $15.0 million sublimit. The obligations of the Company under the Credit Agreement are secured by the inventories, accounts receivable and certain other personal property of the Company, pursuant to the terms of a security agreement with Bank of America and the other lenders. Additionally, the Credit Agreement contains certain financial and non-financial covenants, the most restrictive of which is the maintenance of a minimum fixed charge coverage ratio.

The Company had no borrowings outstanding under the Prior Facility as of January 29, 2011 or January 30, 2010. The face amount of letters of credit issued under the Prior Facility as of January 29, 2011 and January 30, 2010 was $2.1 million on each such date. The maximum and average outstanding borrowings under the Prior Facility (excluding the face amount of letters of credit issued thereunder) during fiscal 2011 were $31.7 million and $15.3 million, respectively. On March 21, 2011, the Company borrowed approximately $13.0 million under the New Facility and used such funds to repay the approximately $11.6 million outstanding under the Prior Facility and the remainder for general corporate purposes.

During fiscal 1996 and fiscal 1995, the Company acquired and constructed certain warehouse and distribution facilities with the proceeds of loans made pursuant to an industrial development revenue bond (the "Bond"). As of January 29, 2011 and January 30, 2010, there was $5.9 million and $6.4 million of borrowings outstanding, respectively, under the Bond, which bears interest at variable rates. The interest rate on the Bond was 1.4% and 1.3% at January 29, 2011 and January 30, 2010, respectively. The Bond has a maturity date of December 1, 2019, with a purchase provision obligating the Company to repurchase the Bond, unless extended by the bondholder. In fiscal 2007, an unrelated bank purchased the Bond from the existing bondholder, and the new bondholder extended the date of the Company's purchase obligation of the Bond until July 1, 2011 and did not require a mortgage interest to secure the bond. Such an extension may be renewed annually by the bondholder, at the Company's request, to a date no more than five years from the renewal date. The Company is currently discussing refinancing options with respect to the Bond and expects to complete the refinancing before the repurchase date. However, there can be no assurances that the Company will be able to complete the refinancing on terms acceptable to the Company. If the Company cannot complete the refinancing before the required repurchase date on July 1, 2011, we anticipate that the obligation will be paid through an additional draw on the Company's New Facility.

5. Leases

The Company leases the premises for its retail bookstores under operating leases, which expire in various years through the year 2022. Many of these leases contain renewal options and require the Company to pay executory costs (such as property taxes, maintenance, and insurance). In addition to fixed minimum rentals, some of the Company's leases require contingent rentals based on a percentage of sales. The Company also has minimal operating leases for equipment.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of January 29, 2011 are as follows *(in thousands)*:

Fiscal Year	**Future Minimum Rent**
2012	$32,440
2013	26,067
2014	22,725
2015	19,145
2016	15,970
Subsequent years	27,976
Total	$144,323

Rental expense for all operating leases consisted of the following *(in thousands)*:

	Fiscal Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
Minimum rentals	**$37,839**	$37,798	$37,483
Contingent rentals	**230**	144	90
Total	**$38,069**	$37,942	$37,573

6. Employee Benefit Plans

401(k) Profit-Sharing Plan

The Company and its subsidiaries maintain a 401(k) plan covering all employees who have completed six months of service and who are at least 21 years of age, and permit participants to make contributions not to exceed 15% of their eligible compensation and participants over 50 years of age are allowed to make catch-up contributions. Limits to contributions by employees are established by the Internal Revenue Code. Company matching and supplemental contributions are made at management's discretion. Company matching contributions were 50% for fiscal 2011, 2010 and 2009. The employer contributions were made on employee contributions up to a maximum of 3%, 3% and 6% of the employee's salary for fiscal 2011, 2010 and 2009, respectively. The expense under this plan was $0.4 million in fiscal 2011, 2010 and 2009.

2005 Incentive Award Plan

During 2005, the Company adopted and stockholders approved the Books-A-Million, Inc. 2005 Incentive Award Plan (the "2005Plan"). On May 20, 2010, the stockholders of the Company approved an additional 800,000 shares available for issuance under the 2005 Plan, bringing the aggregate number of shares that may be awarded under the 2005 Plan to 2,000,000. Equity awards under the 2005 Plan have consisted solely of awards of restricted stock. Each year the compensation committee makes awards to the Company's officers and key employees pursuant to the terms of the 2005 Plan. Shares granted under the 2005 Plan (net of cancellations and forfeitures) were 265,750, (14,755) and 309,583 in fiscal 2011, 2010 and 2009, respectively. In addition, directors who have served eleven consecutive months are eligible for awards as are newly appointed directors. Shares granted in fiscal 2010 include forfeitures of unvested restricted stock for an employee who resigned during the second quarter of such fiscal year. The compensation expense related to these grants is being expensed over the vesting period for the individual grants. The Company has recorded $1.2 million, $0.5 million and $1.9 million of stock-based compensation for the restricted stock grants in fiscal 2011, 2010 and 2009, respectively.

There are two types of restricted stock awards to employees. The first type of restricted stock award is "career based shares." Career based shares are completely unvested until the last day of the third or fifth fiscal year after the date of the grant (as applicable based on the service period specified) whereupon such career based shares vest in full if the employee who received the grant is then employed by the Company. The compensation expense for these shares is recognized ratably over the requisite three-year or five-year service period. The second type of restricted stock award is "performance based shares." Performance based shares are earned and issued based on the achievement of certain performance goals for the fiscal year in which they are awarded. If the performance goals are met, the performance based shares that are then issued vest in 50% increments at the end of the first and second fiscal years after the fiscal year in which they were issued if the employee who received the grant is then employed by the Company. Compensation expense for these shares is recognized ratably over the period beginning on the date the Company determines that it is probable the performance goals will be achieved and ending on the last day of the vesting period.

Additionally, there are annual restricted stock grants to directors. Each director who has served at least eleven consecutive months as of the Company's annual meeting of stockholders receives a restricted stock grant, which shares of restricted stock vest in one-third increments on each of the first, second and third anniversaries of the grant date. The expense related to the directors' grants is recognized ratably over the three-year vesting period.

Restricted Stock Table

A combined summary of the status of restricted stock grants to employees and directors under the 2005 Plan is as follows *(shares in thousands)*:

	Fiscal Year Ended			
	January 29, 2011		January 30, 2010	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Shares at beginning of period	**465**	**$6.28**	531	$8.49
Shares granted	**271**	**$7.27**	158	$3.33
Shares vested	**(335)**	**$6.01**	(51)	$12.16
Shares forfeited	**(5)**	**$5.97**	(173)	$8.64
Shares at end of period	**396**	**$7.19**	465	$6.28

Stock Option Plan
In April 1999, the Company adopted the 1999 Amended and Restated Employee Stock Option Plan (the "Stock Option Plan") which provided for option grants to executive officers, directors, and key employees. Upon the approval of the 2005 Plan by the Company's stockholders at the Company's annual meeting held in June 2005, the board determined that no more awards would be made under the Stock Option Plan. Options previously issued under the Stock Option Plan remain valid. All options granted prior to January 9, 2001 vested over a five-year period and expired on the sixth anniversary of the date of grant, and all options granted on and after January 9, 2001 vest over a three-year period and expire on the tenth anniversary of the date of grant. All options have exercise prices equal to the fair market value of the common stock on the date of grant. A summary of the status of the Company's Stock Option Plan is as follows *(shares in thousands)*:

	Fiscal Year Ended					
	January 29, 2011		January 30, 2010		January 31, 2009	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**40**	**$5.32**	43	$5.31	43	$5.31
Granted	--	--	--	--	--	--
Exercised	**(3)**	**(2.14)**	--	--	--	--
Forfeited	**(2)**	**(5.95)**	(3)	5.39	--	--
Outstanding at end of year	**35**	**$5.56**	40	$5.32	43	$5.31
Exercisable at end of year	**35**	**$5.56**	40	$5.32	43	$5.31

During fiscal years 2011, 2010 and 2009, the Company recognized tax benefits (decrement) related to the exercise of stock options and restricted stock dividends in the amount of $21,000, $(47,000) and $(0.3) million, respectively. The tax benefits (decrement) were recorded in paid-in capital in the respective years.

The total intrinsic value of stock options exercised during the year ended January 29, 2011 was $12,942.

The following table summarizes information about stock options outstanding as of January 29, 2011 *(shares in thousands)*:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding at January 29, 2011	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at January 29, 2011	Weighted Average Exercise Price
$1.69 - $ 2.37	7	2.01	$2.36	7	$2.36
$3.04 - $ 3.04	6	1.01	$3.04	6	$3.04
$6.13 - $9.62	22	3.23	$7.32	22	$7.32
Totals	35	2.58	$5.56	35	$5.56

The aggregate intrinsic value of outstanding options and exercisable options under the Stock Option Plan at January 29, 2011 was $1,127.

Other Information
As of January 29, 2011 the Company has $1.5 million of total unrecognized compensation cost related to non-vested awards granted under our various share-based plans, which it expects to recognize over the following fiscal years:

Fiscal Year	Stock-based Compensation Expense
2012	$1,203,000
2013	323,000
2014	5,000
2015	--
Total	$1,531,000

The Company received cash from options exercised during fiscal years 2011, 2010 and 2009 of $6,424, $199, and $0, respectively. The impact of these cash receipts is included in cash flows from financing activities in the accompanying consolidated statements of cash flows.

The number of shares of common stock currently reserved under the 2005 Plan for stock-based compensation awards as of January 29, 2011 is 1,039,945 shares.

Employee Stock Purchase Plan
The Company maintains an employee stock purchase plan under which shares of the Company's common stock are reserved for purchase by employees at 85% of the fair market value of the common stock at the lower of the market value for the Company's stock as of the beginning of the fiscal year or the end of the fiscal year. On May 20, 2010, the stockholders of the Company approved an additional 200,000 shares available for issuance under the plan, bringing the aggregate number of shares that may be awarded to 600,000. Of the total reserved shares, 391,987, 373,432 and 289,031 shares have been purchased as of January 29, 2011, January 30, 2010 and January 31, 2009, respectively.

Executives' Deferred Compensation Plan
During fiscal 2006, the Board adopted the Books-A-Million, Inc. Executives' Deferred Compensation Plan (the "Executives' Deferred Compensation Plan"). The Executives' Deferred Compensation Plan provides a select group of management or highly compensated employees of the Company and certain of its subsidiaries (the "Participants") with the opportunity to defer the receipt of certain cash compensation. Each Participant may elect to defer under the Executives' Deferred Compensation Plan a portion of his or her cash compensation that may otherwise be payable in a calendar year. A Participant's compensation deferrals are credited to the Participant's bookkeeping account (the "Account") maintained under the Executives' Deferred Compensation Plan. Each Participant's Account is credited with a deemed rate of interest and/or earnings or losses depending upon the investment performance of the deemed investment option. There was no cash compensation deferred under the Executives' Deferred Compensation Plan during fiscal 2011 or 2010.

With certain exceptions, a Participant's Account will be paid after the earlier of: (1) a fixed payment date, as elected by the Participant (if any); or (2) the Participant's separation from service with the Company or its subsidiaries. Participants may generally elect that payments be made in a single sum or installments in the year specified by the Participant or upon their separation from service with the Company. Additionally, a Participant may elect to receive payment upon a Change of Control, as defined in, and to the extent permitted by, Section 409A of the Internal Revenue Code of 1986, as amended.

Directors' Deferred Compensation Plan
During fiscal 2006, the Board adopted the Books-A-Million, Inc. Directors' Deferred Compensation Plan (the "Directors' Deferred Compensation Plan"). The Directors' Deferred Compensation Plan provides the Non-Employee Directors with the opportunity to defer the receipt of certain amounts payable for serving as a member of the Board (the "Fees"). A Non-Employee Director's Fee deferrals are credited to the Non-Employee Director's bookkeeping account (the "Account") maintained under the Directors' Deferred Compensation Plan. Each participating Non-Employee Director's Account is credited with a deemed rate of interest and/or earnings or losses depending upon the investment performance of the deemed investment option. There was no cash compensation deferred under the Directors' Deferred Compensation Plan during fiscal 2011 or 2010.

With certain exceptions, a participating Non-Employee Director's Account will be paid after the earlier of: (1) a fixed payment date, as elected by the participating Non-Employee Director (if any); or (2) the participating Non-Employee Director's separation from service on the Board. The participating Non-Employee Director may generally elect that payments be made in a single sum or installments in the year specified by the participating Non-Employee Director or upon the Non-Employee Director's separation from service on the Board. Additionally, a participating Non-Employee Director may elect to receive payment upon a Change of Control, as defined in, and to the extent permitted by, Section 409A of the Internal Revenue Code of 1986, as amended.

7. Related Party Transactions

Certain stockholders and directors (including certain officers) of the Company have controlling ownership interests in other entities with which the Company conducts business. Transactions between the Company and these various other entities ("related parties") are summarized in the following paragraphs.

The Company purchases a substantial portion of its magazines as well as certain seasonal music and newspapers from a subsidiary of Anderson Media Corporation ("Anderson Media"), an affiliate through common ownership. During fiscal 2011, 2010 and 2009, purchases of these items from Anderson Media totaled $19.1 million, $24.1 million and $22.7 million, respectively. Amounts payable to Anderson Media at January 29, 2011 and January 30, 2010 were $4.8 million and $0.9 million, respectively. The Company purchases certain of its collectibles, gifts and books from Anderson Press, Inc. ("Anderson Press"), an affiliate through common ownership. During fiscal 2011, 2010 and 2009, such purchases from Anderson Press totaled $1.7 million, $1.5 million and $1.6 million, respectively. The Company utilizes import sourcing and consolidation services from Anco Far East Importers Limited ("Anco Far East"), an affiliate through common ownership. The amount paid to Anco Far East was $3.3 million, $2.6 million and $1.9 million for fiscal 2011, 2010 and 2009, respectively. These amounts paid to Anco Far East included the actual cost of the product, as well as fees for sourcing and consolidation services. All other costs, other than the sourcing and consolidation service fees, were passed through from other vendors. Anco Far East fees, net of the passed-through costs, for fiscal years 2011, 2010 and 2009 were $0.2 million, $0.2 million and $0.1 million, respectively.

The Company sold (returned) books from Anderson Media in the amounts of $(24,000), $23,000 and $1.3 million in fiscal 2011, 2010 and 2009, respectively.

The Company leases its principal executive offices from a trust, which was established for the benefit of the grandchildren of Mr. Charles C. Anderson, a former member of the Board of Directors. The lease term is three years, ending on February 28, 2013. During fiscal 2011, 2010 and 2009, the Company paid rent of approximately $0.2 million to the trust under this lease. Anderson & Anderson LLC ("A&A"), which is an affiliate through common ownership, also leases three buildings to the Company. During fiscal 2011, 2010 and 2009, the Company paid A&A a total of $0.4 million, $0.5 million, and $0.5 million, respectively, in connection with such leases. There were $2.1 million in future minimum rental payments on the three leases at January 29, 2011. The Company subleases certain property to Hibbett Sports, Inc. ("Hibbett"), a sporting goods retailer in the southeastern United States. One of the Company's directors, Albert C. Johnson, and Terrance Finley, the Company's Executive Vice President and Chief Merchandising Officer, are members of Hibbett's board of directors. During fiscal 2011, 2010 and 2009, the Company received approximately $0.2 million in rental payments from Hibbett.

The Company, A&A, Anderson Promotional Events, Inc. and Anderson Press co-own two airplanes that are used by the Company in its business. The Company owns a 26.0% interest in each of these airplanes. In fiscal year 2011, 2010 and 2009, the Company was billed $0.7 million, $0.5 million and $0.4 million, respectively, by the Co-Ownership Group under the cost sharing arrangement for the Company's use of the two airplanes. The expenses the Company pays for airplane use covers all of the variable costs attributable to the Company's use of the plane and a portion of the fixed costs.

The Company and Anderson Private Capital Partners I, L.P. ("APCP") each have an equity interest in Yogurt Mountain Holding, LLC ("Yogurt Mountain"). The Company owns a 40.0% interest in Yogurt Mountain. The Company also participates with APCP in a line of credit agreement with Yogurt Mountain in connection with its investment. See Note 15, "Equity Method Investment" for additional information regarding the Company's investment in Yogurt Mountain. As of January 29, 2011, Yogurt Mountain had $0.8 million in borrowings due to the Company. Yogurt Mountain had no borrowings due to the Company at the end of the previous fiscal year.

8. Income or (Loss) from Discontinued Operations

The Company did not close any stores in a market where the Company does not expect another of its existing stores to absorb the closed store customers during fiscal 2011.

The Company closed one store in a market located in North Carolina where the Company does not expect another of its existing stores to absorb the closed store customers during fiscal 2010. The store's sales and operating results for fiscal 2010 were not reported as discontinued operations because the impact on the financial statements was immaterial. For fiscal 2010 and 2009, the closed store had sales of $0.6 million and $1.1 million, respectively, and pretax operating losses of $0.3 million and $0.1 million, respectively.

9. Business Segments

The Company has two reportable operating segments: retail trade and electronic commerce trade. These reportable operating segments reflect the manner in which the business is managed and how the Company allocates resources and assesses performance internally.

Our chief operating decision maker is our Chairman, President and Chief Executive Officer. The Company is primarily a retailer of book merchandise. The Company's two reportable segments are two distinct business units, one a traditional retailer of book merchandise and the other a seller of book merchandise primarily over the Internet. The electronic commerce trade segment is managed separately due to divergent technology and marketing requirements. The retail trade reportable segment also includes the Company's distribution center operations, which predominantly supplies merchandise to our retail stores. Through the distribution center operations the Company sells books to outside parties on a wholesale basis. These sales are not material.

The Company evaluates the performance of the retail trade and electronic commerce trade segments based on profit and loss from operations before interest and income taxes. Certain intersegment cost allocations have been made based upon consolidated and segment revenues. Shipping income related to Internet sales is included in net sales, and shipping expense is included in cost of sales.

Both the retail trade and electronic commerce trade reportable segments derive revenues primarily from the sale of book merchandise through sales in our retail stores and over the Internet, respectively.

	Fiscal Year Ended		
Segment information *(in thousands)*	**January 29, 2011**	January 30, 2010	January 31, 2009
Net Sales			
Retail Trade	**$486,884**	$503,326	$510,339
Electronic Commerce Trade	**26,181**	23,820	25,166
Intersegment Sales Elimination	**(18,102)**	(18,479)	(20,148)
Net Sales	**$494,963**	$508,667	$515,357
Operating Profit			
Retail Trade	**$ 15,395**	$ 21,922	$ 18,276
Electronic Commerce Trade	**206**	1,147	1,541
Intersegment Elimination of Certain Costs	**(1,268)**	(1,392)	(927)
Total Operating Profit	**$ 14,333**	$ 21,677	$ 18,890
Assets			
Retail Trade	**$273,074**	$271,701	$277,896
Electronic Commerce Trade	**1,728**	1,797	1,396
Total Assets	**$274,802**	$273,498	$279,292

Sales as a percentage of net sales by merchandise category is as follows:

	January 29, 2011	January 30, 2010	January 31, 2009
Books and magazines	**77.9%**	80.9%	82.4%
General merchandise	**9.8%**	8.7%	8.1%
Café	**4.1%**	4.2%	4.2%
Other	**8.2%**	6.2%	5.3%
Total	**100%**	100%	100%

General merchandise consists of gifts, cards, collectibles and similar types of products. Café consists of coffee, tea and other edible products, as well as gift items related to our Joe Muggs cafés. Other products include music, DVDs, E-Books and other products.

10. Commitments and Contingencies

The Company is a party to various legal proceedings incidental to its business. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to those proceedings is not presently expected to materially affect the financial position, results of operations or cash flows of the Company.

From time to time, the Company enters into certain types of agreements that require the Company to indemnify parties against third party claims. Generally, these agreements relate to: (a) agreements with vendors and suppliers, under which the Company may provide customary indemnification to its vendors and suppliers in respect of actions they take at the Company's request or otherwise on its behalf, (b) agreements with vendors who publish books or manufacture merchandise specifically for the Company to indemnify the vendors against trademark and copyright infringement claims concerning the books published or merchandise manufactured on behalf of the Company, (c) real estate leases, under which the Company may agree to indemnify the lessors for claims arising from the Company's use of the property, and (d) agreements with the Company's directors, officers and employees, under which the Company may agree to indemnify such persons for liabilities arising out of their relationship with the Company. The Company has Directors and Officers Liability Insurance, which, subject to the policy's conditions, provides coverage for indemnification amounts payable by the Company with respect to its directors and officers up to specified limits and subject to certain deductibles.

The nature and terms of these types of indemnities vary. The events or circumstances that would require the Company to perform under these indemnities are transaction and circumstance specific. The overall maximum amount of obligations cannot be reasonably estimated. Historically, the Company has not incurred significant costs related to performance under these types of indemnities. No liabilities have been recorded for these obligations on the Company's balance sheet at each of January 29, 2011 and January 30, 2010, as such liabilities are considered de minimis.

11. Cash Dividend

On March 22, 2011, the Company announced that its Board of Directors had approved a quarterly cash dividend of $0.05 per share for stockholders of record at the close of business on April 5, 2011, payable on April 19, 2011. The Company intends to pay quarterly dividends in the future, subject to availability of funds and Board approval.

12. Accrued Expenses

Accrued expenses consist of the following (*in thousands*):

	January 29, 2011	January 30, 2010
Accrued expenses:		
Salaries, wages and employee benefits	**$ 8,572**	$ 8,636
Giftcard liabilities to customers	**8,750**	9,221
Deferred club card income	**7,309**	7,917
Taxes, other than income	**2,868**	3,878
Occupancy costs	**2,848**	2,475
Accrued capital expenditures	**1,178**	--
Unclaimed property	**495**	556
Advertising cost	**634**	172
Other	**4,721**	3,728
	$ 37,375	$ 36,583

13. Summary of Quarterly Results (Unaudited)

The following tables set forth certain unaudited financial data for the quarters indicated:

	Fiscal Year Ended January 29, 2011				
(In thousands, except per share amounts)	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Total Year[(1)]**
Net revenue	**$116,968**	**$120,048**	**$104,822**	**$153,125**	**$494,963**
Gross profit	**35,174**	**36,497**	**29,224**	**47,207**	**148,103**
Operating profit (loss)	**3,394**	**3,181**	**(3,197)**	**10,955**	**14,333**
Net income (loss) attributable to Books-A-Million, Inc.	**2,004**	**1,896**	**(1,746)**	**6,785**	**8,939**
Net income (loss) per share – basic	**0.13**	**0.12**	**(0.11)**	**0.44**	**0.57**
Net income (loss) per share – diluted	**0.13**	**0.12**	**(0.11)**	**0.44**	**0.57**

	Fiscal Year Ended January 30, 2010				
(In thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year[(1)]
Net revenue	$118,169	$122,443	$110,885	$157,169	$508,667
Gross profit	35,277	36,122	28,806	52,024	152,229
Operating profit (loss)	3,526	2,607	(2,620)	18,164	21,677
Net income (loss) attributable to Books-A-Million, Inc.	2,058	1,508	(1,641)	11,911	13,836
Net income (loss) per share – basic	0.13	0.10	(0.10)	0.76	0.88
Net income (loss) per share – diluted	0.13	0.10	(0.10)	0.76	0.88

(1) Amounts include rounding effect.

14. Fair Value Measurements

ASC 820-10, *Fair Value Measurements and Disclosures*, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820-10 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. As of January 29, 2011 the Company had no assets or liabilities which are required to be disclosed under the provisions of ASC 820-10.

The carrying amounts, at fair value or cost plus accrued interest, of other financial instruments reported in the balance sheet for current assets, current liabilities and notes receivable approximate fair value because of the short maturity of these instruments.

At January 29, 2011, there were no borrowings outstanding under our prior revolving line of credit agreement and $5.9 million outstanding under the Bond. The borrowings under our prior revolving line of credit agreement and the Bond bear interest at the variable rate described in Note 4, "Debt and Lines of Credit" and therefore approximate fair value at January 29, 2011.

15. Equity Method Investment

The Company holds an equity method investment, which consists of a 40.0% equity interest in Yogurt Mountain Holding, LLC ("Yogurt Mountain"). Yogurt Mountain was formed for the purpose of developing and operating retail yogurt stores and franchising retail yogurt stores to third party franchisees. In March 2010, the Company acquired the equity interest in Yogurt Mountain for $3.0 million. Yogurt Mountain is a separate and distinct legal entity from the Company and its subsidiaries, and has separate assets, liabilities, and operations. The other shareholder interests in Yogurt Mountain of 40.0% and 20.0% are owned by Anderson Private Capital Partners I, L.P. and Kahn Family Holdings, LLC, respectively.

In connection with the investment, the Company entered a line of credit agreement (the "Line of Credit") with Yogurt Mountain pursuant to which the Company has committed to provide up to $1.5 million to Yogurt Mountain under a non-revolving line of credit through March 2015, bearing interest at 9.0%. Yogurt Mountain must pay an annual commitment fee of ¼ of 1.0% on the unused portion of the commitment. The proceeds from the Line of Credit must be used by Yogurt Mountain for the purpose of new store growth capital requirements. There was $0.8 million in outstanding borrowings by Yogurt Mountain under the Line of Credit as of January 29, 2011. Yogurt Mountain had no borrowings due to the Company at the end of the previous fiscal year.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

We are committed to maintaining disclosure controls and procedures designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chairman, President and Chief Executive Officer, Executive Vice President and Chief Administrative Officer and Chief Financial Officer and the Board of Directors, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures and implementing controls and procedures based on the application of management's judgment.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, management, with the participation of our Chairman, President and Chief Executive Officer, Executive Vice President and Chief Administrative Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon their evaluation, the Chairman, President and Chief Executive Officer, the Executive Vice President and Chief Administrative Officer and the Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective as of January 29, 2011.

(b) Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including the Chairman, President and Chief Executive Officer, the Executive Vice President and Chief Administrative Officer and the Chief Financial Officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of the end of the period covered by this report based on the "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this evaluation, we concluded that our internal control over financial reporting was effective as of January 29, 2011.

The independent registered public accounting firm, Grant Thornton LLP has audited the consolidated financial statements as of and for the year ended January 29, 2011 and has also issued their report on the effectiveness of the Company's internal control over financial reporting, which is included in Item 8 herein.

(c) Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the fourth quarter of the fiscal year ended January 29, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors and Corporate Governance

The sections under the heading "Proposal 1-Election of Directors" entitled "Nominees for Election - Term Expiring 2014," "Incumbent Directors - Term Expiring 2012," and "Incumbent Directors - Term Expiring 2013" of the Proxy Statement for the Annual Meeting of Stockholders to be held May 24, 2011, are incorporated herein by reference. The information under the heading "Corporate Governance and Board Matters" included in the Proxy Statement for the Annual Meeting of Stockholders to be held May 24, 2011 is incorporated herein by reference. The information under the heading "Beneficial Ownership of Common Stock" included in the Proxy Statement for the Annual Meeting of Stockholders to be held May 24, 2011 is incorporated herein by reference.

Executive Officers

All of our executive officers are elected annually by and serve at the discretion of the Board of Directors. Our current executive officers are listed below:

Name	Age	Position with the Company
Clyde B. Anderson	50	Chairman, President and Chief Executive Officer
Terrance G. Finley	57	Executive Vice President and Chief Merchandising Officer
Douglas G. Markham	55	Executive Vice President and Chief Administrative Officer
Brian W. White	40	Chief Financial Officer

Clyde B. Anderson has served as the Chairman and Chief Executive Officer of the Company since March 2009. Mr. Anderson was re-elected to the position of Chief Executive Officer upon the resignation of Sandra B. Cochran from that position in March 2009. On August 20, 2009 Mr. Anderson was also re-elected to the position of President. He served as the Executive Chairman of the Board of Directors from February 2004 to March 2009. He has served as a director of the Company since August 1987. Mr. Anderson has served as the Chairman of the Board of Directors since January 2000 and also served as the Chief Executive Officer of the Company from July 1992 until February 2004. Mr. Anderson also served as the President of the Company from November 1987 to August 1999. From November 1987 to March 1994, Mr. Anderson served as the Company's Chief Operating Officer. Mr. Anderson served on the Board of Directors of Hibbett Sports, Inc., a sporting goods retailer, from 1987 to June 2008. Mr. Anderson is the brother of Terry C. Anderson, a member of the Company's Board of Directors.

Terrance G. Finley has served as Executive Vice President and Chief Merchandising Officer of the Company since August 2009 and as President, Books-A-Million, Inc. Merchandising Group since October 2005. Mr. Finley served as Executive Vice President of Books-A-Million, Inc. from October 2001 to October 2005. Mr. Finley served in various other capacities in the merchandising department from April 1994 to December 1998. Mr. Finley served as the General Manager of Book$mart from February 1992 to April 1994. Prior to joining the Company, Mr. Finley served as the Vice President - Sales for Smithmark Publishers. Mr. Finley was appointed to the Board of Directors of Hibbett Sports, Inc., a sporting goods retailer, on March 14, 2008.

Douglas G. Markham has served as the Executive Vice President and Chief Administrative Officer since August 2009. Mr. Markham had served as Chief Financial Officer of the Company from July 2006 to August 2009, and as Secretary since March 2008, except for the period from January 2009 to July 2009, during which he was on deployment to active military service. Prior to joining the Company, Mr. Markham served as the Sr. Vice President – Controller (as well as in other capacities) for Saks, Inc. for more than ten years.

Brian W. White has served as Chief Financial Officer since August 2009. Mr. White served as the Interim Chief Financial Officer of the Company from January 2, 2009 until August 1, 2009. Prior to his appointment as Interim Chief Financial Officer upon the deployment of Douglas G. Markham to military service, Mr. White served as the Vice President-Controller of Books-A-Million, Inc. upon joining the Company in October 2007. Prior to joining the Company, Mr. White was the Southeast Regional Product Line Controller for the Ready Mix division of Lafarge North America from September 2003 to October 2007. Prior to September 2003, Mr. White was employed by Saks, Inc. for approximately five years, where he held various positions, including Director of Corporate Accounting.

ITEM 11. EXECUTIVE COMPENSATION

The section under the heading "Compensation Discussion and Analysis," "Compensation Committee Interlocks and Insider Participation", and "Relationship of Compensation Policies to Risk Management", included in the Proxy Statement of the Company for the Annual Meeting of Stockholders to be held May 24, 2011 are incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes certain information as of January 29, 2011, regarding the securities that have been authorized for issuance under the Company's Amended and Restated Stock Option Plan, 2005 Incentive Award Plan and Employee Stock Purchase Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise prices of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by stockholders:	148,419 (1)	$5.56 (2)	1,247,958 (3)
Equity compensation plans not approved by stockholders:	--	N/A	--
Total	148,419	$5.56	1,247,958

(1) Represents (i) 35,419 shares of common stock issuable with respect to outstanding stock options granted under the Company's Amended and Restated Stock Option Plan and (ii) 113,000 shares of common stock that are issuable under the Company's 2005 Incentive Award Plan relating to performance based restricted stock awards made with respect to the 2011 fiscal year.

(2) Represents the exercise price of the options issued under the Amended and Restated Stock Option Plan.

(3) Includes (i)1,039,945 shares of common stock available for future issuance under the Company's 2005 Incentive Award Plan and (ii) 208,013 shares of common stock available for future issuance under the Company's Employee Stock Purchase Plan. The Company's Amended and Restated Stock Option Plan has been terminated, and no shares of common stock are available for future issuance thereunder.

Additional information under the heading "Beneficial Ownership of Common Stock" included in the Proxy Statement of the Company for the Annual Meeting of Stockholders to be held May 24, 2011 is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The sections under the headings "Corporate Governance and Board Matters" and "Transactions with Related Persons" included in the Proxy Statement of the Company for the Annual Meeting of Stockholders to be held May 24, 2011 are incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The section under the heading "Proposal 4 – Ratification of Appointment of Independent Registered Public Accounting Firm" titled "Auditor Fees and Services" and the section under the heading "Transactions with Related Persons" included in the Proxy Statement of the Company for the Annual Meeting of Stockholders to be held May 24, 2011 are incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The Financial Statements filed as part of this report are listed and indexed on page 32. Schedules have been omitted because they are not applicable or the required information has been included elsewhere in this report.

(b) Listed below are all exhibits filed as part of this report.

Exhibit Number

3.1 - Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to Registration Statement on Form S-1, File No. 33-52256, originally filed September 21, 1992 (the "S-1 Registration Statement")).

3.2 - Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to Form 8-K dated August 20, 2009).

4.1 - See Exhibits 3.1 and 3.2 hereto incorporated herein.

10.1 - Lease Agreement between First National Bank of Florence, Alabama, as Trustee, and Bookland Stores, Inc. (which is a predecessor of the Registrant), an Alabama corporation, dated January 30, 1991 (incorporated by reference to Exhibit 10.1 to the S-1 Registration Statement).

10.2 - Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 10.2 to Annual Report on Form 10-K for the fiscal year ended January 30, 1999, File No. 0-20664, filed on April 30, 1999).**

10.3 - Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.7 to the S-1 Registration Statement).**

10.4 - Amendment to Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.6 to Annual Report on Form 10-K for the fiscal year ended January 29, 1994, File No. 0-20664, filed on April 29, 1994).**

10.5 - 1999 Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.5 to Annual Report on Form 10-K for the fiscal year ended January 29, 2000, File No. 0-20664, filed on April 28, 2000).**

10.6 - 401(k) Plan adopted September 15, 2003, with SunTrust Bank as Trustee (incorporated by reference to Exhibit 10.6 to Annual Report on Form 10-K for the fiscal year ended January 31, 2004, File No. 0-20664, filed April 27, 2004).**

10.7 - Executive Incentive Plan (incorporated by reference to Exhibit 10.8 to Annual Report on Form 10-K for the fiscal year ended January 28, 1995, File No. 0-20664, filed April 28, 1995).**

10.8 - Credit Agreement dated as of March 21, 2011, among Books-A-Million, Inc., as Lead Borrower, the other borrowers party hereto, the guarantors party hereto from time to time, the lenders party hereto, Bank of America, N.A., as Administrative Agent, Wells Fargo Bank, N.A., as Syndication Agent, Regions Bank, as Documentation Agent, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Sole Lead Arranger and Sole Bookrunner (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated March 21, 2011).

10.9 - Security Agreement dated as of March 21, 2011, among Books-A-Million, Inc., certain other subsidiaries of Books-A-Million, Inc. identified herein and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K dated March 21, 2011).

10.10 - Form of Change in Control Agreement, entered into by and between Books-A-Million, Inc. and each of Clyde B. Anderson, Terrance G. Finley, Douglas G. Markham and Brian W. White on March 22, 2011 (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K dated March 21, 2011).**

10.11 - 2005 Incentive Award Plan, as amended **

10.12 - Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.3 on Form 8-K, File No. 0-20664, filed August 22, 2005).**

10.13 - Director's Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 on Form 8-K, File No. 0-20664, filed August 22, 2005).**

10.14 - Form of Restricted Stock Agreement (Career Based Shares) for restricted stock issued under the 2005 Incentive Award Plan of the Company (incorporated by reference to Exhibit 10.30 to Annual Report on Form 10-K for fiscal year ended February 2, 2008).**

10.15 - Form of Restricted Stock Agreement (Performance Based Shares) for restricted stock issued under the 2005 Incentive Award Plan of the Company (incorporated by reference to Exhibit 10.31 to Annual Report on Form 10-K for fiscal year ended February 2, 2008) .**

10.16 - First Amendment to the Bond Agreement, dated as of June 18, 2007 between the Company and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 10 to Form 8-K dated June 18, 2007).

10.17 - Supply Agreement dated February 25, 2008 between MSolutions, LLC and the Company (incorporated by reference to Exhibit 10.21 to Annual Report on Form 10-K for fiscal year ended January 31, 2009). (Certain portions of this Exhibit have been omitted pursuant to a request for confidential treatment. The non-public information has been filed separately with the SEC pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.)

21 - Subsidiaries of the Registrant.

23.1 - Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.

31.1 - Certification of Clyde B. Anderson, Chairman, President and Chief Executive Officer of Books-A-Million, Inc., pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, filed under Exhibit 31 of Item 601 of Regulation S-K.

31.2 - Certification of Douglas G. Markham, Executive Vice President and Chief Administrative Officer of Books-A-Million, Inc., pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, filed under Exhibit 31 of Item 601 of Regulation S-K.

31.3 - Certification of Brian W. White, Chief Financial Officer of Books-A-Million, Inc., pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, filed under Exhibit 31 of Item 601 of Regulation S-K.

32.1 - Certification of Clyde B. Anderson, Chairman, President and Chief Executive Officer of Books-A-Million, Inc., pursuant to 18 U.S.C. Section 1350, filed under Exhibit 32 of Item 601 of Regulation S-K.

32.2 - Certification of Douglas G. Markham, Executive Vice President and Chief Administrative Officer of Books-A-Million, Inc., pursuant to 18 U.S.C. Section 1350, filed under Exhibit 32 of Item 601 of Regulation S-K.

32.3 - Certification of Brian W. White, Chief Financial Officer of Books-A-Million, Inc., pursuant to 18 U.S.C. Section 1350, filed under Exhibit 32 of Item 601 of Regulation S-K.

** Indicates a management contract or compensatory plan or arrangement.

(c) See Item 15(a).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOKS-A-MILLION, INC.

by: /s/ Clyde B. Anderson
Clyde B. Anderson
Chairman, President and Chief Executive Officer
Date: April 14, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

/s/ Clyde B. Anderson
Clyde B. Anderson
Chairman, President and Chief Executive Officer (Principal Executive Officer)
Date: April 14, 2011

/s/ Douglas G. Markham
Douglas G. Markham
Executive Vice President and Chief Administrative Officer
Date: April 14, 2011

/s/ Brian W. White
Brian W. White
Chief Financial Officer (Principal Financial and Accounting Officer)
Date: April 14, 2011

Directors:

/s/ Clyde B. Anderson
Clyde B. Anderson
Date: April 14, 2011

/s/ Ronald G. Bruno
Ronald G. Bruno
Date: April 14, 2011

/s/ J. Barry Mason
J. Barry Mason
Date: April 14, 2011

/s/ Terry C. Anderson
Terry C. Anderson
Date: April 14, 2011

Directors:

/s/ Albert C. Johnson
Albert C. Johnson
Date: April 14, 2011

/s/ William H. Rogers, Jr.
William H. Rogers, Jr.
Date: April 14, 2011

BOOKS•A•MILLION

April 22, 2011

Dear Stockholder:

You are cordially invited to attend the 2011 Annual Meeting of Stockholders of Books-A-Million, Inc., which will be held at 10:00 a.m. on Tuesday, May 24, 2011, at our corporate office annex located at 121 West Park Drive, Birmingham, Alabama 35211. Formal notice of the annual meeting, a proxy statement and a proxy card accompany this letter. Also enclosed is our Annual Report to Stockholders.

The principal business of the meeting will be to (i) elect a class of directors to serve a three-year term expiring in 2014; (ii) hold a non-binding advisory vote on the compensation of our named executive officers; (iii) hold a non-binding advisory vote on the frequency of future executive compensation advisory votes (every one, two or three years); (iv) ratify the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for fiscal year 2012; and (v) transact such other business as may properly come before the meeting. During the meeting, we will also review the results of the past fiscal year.

Your vote is important. Regardless of whether you plan to attend the Annual Meeting, we hope you will vote as soon as possible. You may vote over the Internet, by telephone or by mailing the enclosed proxy card in the postage-prepaid envelope provided so that your shares will be voted at the meeting. If you decide to attend the meeting, you may, of course, revoke your proxy and personally cast your votes. Please review the instructions on each of your voting options described in the proxy statement.

We look forward to seeing you at the meeting.

Sincerely yours,



Clyde B. Anderson
Chairman, President and Chief Executive Officer

BOOKS-A-MILLION, INC.
402 INDUSTRIAL LANE
BIRMINGHAM, ALABAMA 35211

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

You are cordially invited to attend the 2011 Annual Meeting of Stockholders of Books-A-Million, Inc. (the "Company"), which will be held at 10:00 a.m. on Tuesday, May 24, 2011, at our corporate office annex located at 121 West Park Drive, Birmingham, Alabama 35211. Directions to attend the annual meeting where you may vote in person can be found on our website: www.booksamillioninc.com. The meeting is called for the following purposes:

(1) To elect a class of directors for a three-year term expiring in 2014;

(2) To hold a non-binding advisory vote on the compensation of our named executive officers;

(3) To hold a non-binding advisory vote on the frequency of future executive compensation advisory votes (every one, two or three years);

(4) To ratify the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for fiscal year 2012; and

(5) To transact such other business as may properly come before the meeting.

The above matters are described in detail in the proxy statement. Regardless of whether you plan to attend the meeting, you are urged, after reading the proxy statement, to vote your shares by proxy using one of the following methods: (a) vote by telephone or via the Internet using the instructions on your proxy card or (b) complete, sign, date and return your proxy card in the postage-paid envelope provided. If you attend the meeting, you may revoke your proxy and vote your shares personally if you desire.

The Board of Directors has fixed the close of business on March 25, 2011, as the record date for the purpose of determining the stockholders who are entitled to notice of and to vote at the meeting and any adjournment or postponement thereof.

By Order of the Board of Directors,



Douglas G. Markham
Executive Vice President, Chief Administrative Officer and Secretary

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be held on May 24, 2011: The Company's Proxy Statement and Annual Report are available at http://www.booksamillioninc.com/report.

PROXY STATEMENT

TABLE OF CONTENTS

	Page
INFORMATION ABOUT THE ANNUAL MEETING	**1**
SHARES ENTITLED TO VOTE	**1**
PROPOSAL 1 – ELECTION OF DIRECTORS	**3**
CORPORATE GOVERNANCE AND BOARD MATTERS	**6**
REPORT OF THE AUDIT COMMITTEE	**9**
BENEFICIAL OWNERSHIP OF COMMON STOCK	**10**
COMPENSATION DISCUSSION AND ANALYSIS	**14**
COMPENSATION PROGRAM OBJECTIVES	14
NO EMPLOYMENT AND SEVERANCE AGREEMENTS	14
USE OF COMPENSATION CONSULTANT	14
ELEMENTS OF COMPENSATION	15
CHANGE IN CONTROL AGREEMENTS	18
COMPENSATION POLICIES	18
COMPENSATION COMMITTEE REPORT	**21**
RELATIONSHIP OF COMPENSATION POLICIES TO RISK MANAGEMENT	**21**
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION	**21**
TRANSACTIONS WITH RELATED PERSONS	**22**
EXECUTIVE OFFICER COMPENSATION	**24**
SUMMARY COMPENSATION TABLE	24
GRANTS OF PLAN-BASED AWARDS IN FISCAL 2011	26
OUTSTANDING EQUITY AWARDS AT FISCAL 2011 YEAR-END	27
OPTION EXERCISES AND STOCK VESTED DURING FISCAL 2011	27
POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL	28
DIRECTOR COMPENSATION	**32**
PROPOSAL 2 – ADVISORY VOTE ON EXECUTIVE COMPENSATION	**34**
PROPOSAL 3 – ADVISORY VOTE ON FREQUENCY OF SAY-ON-PAY VOTE	**35**
PROPOSAL 4 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	**36**
OTHER MATTERS	**37**
SOLICITATION OF PROXIES	**37**
STOCKHOLDER PROPOSALS FOR 2012 ANNUAL MEETING	**37**
ANNUAL REPORT	**37**

BOOKS-A-MILLION, INC.
402 Industrial Lane
Birmingham, Alabama 35211

PROXY STATEMENT
FOR
ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 24, 2011

INFORMATION ABOUT THE ANNUAL MEETING

This Proxy Statement is furnished by and on behalf of the Board of Directors of Books-A-Million, Inc. (the "Company") in connection with the solicitation of proxies for use at the Annual Meeting of Stockholders of the Company to be held at 10:00 a.m. on Tuesday, May 24, 2011, at our corporate office annex located at 121 West Park Drive, Birmingham, Alabama 35211, and at any adjournments or postponements thereof (the "Annual Meeting"). This Proxy Statement and the enclosed proxy card will be first mailed on or about April 22, 2011 to the Company's stockholders of record on the close of business on March 25, 2011.

SHARES ENTITLED TO VOTE

You can vote either in person at the Annual Meeting or by proxy without attending the Annual Meeting. The shares of common stock, $.01 par value per share (the "Common Stock"), of the Company represented at the Annual Meeting by a properly executed proxy will be voted as you direct. If you sign your proxy card but do not give voting instructions, the shares represented by that proxy will be voted as recommended by the Board. The Board recommends a vote **FOR** the election as directors of the nominees listed in this Proxy Statement, **FOR** the approval of the compensation of our named executive officers, for an **ANNUAL** non-binding advisory vote on the compensation of our executive officers and **FOR** the ratification of Grant Thornton LLP as the Company's independent registered public accounting firm for fiscal year 2012.

To vote by proxy, you must do one of the following:

- Vote by Telephone. You can vote your shares by telephone by calling the toll-free number listed on the enclosed proxy card on a touch-tone telephone 24 hours a day through 12:00 PM Central Time on May 23, 2011. Easy-to-follow voice prompts enable you to vote your shares and confirm that your instructions have been properly recorded. If you are a beneficial owner, or you hold your shares in "street name," please check your voting instruction card or contact your bank, broker or nominee to determine whether you will be able to vote by telephone.

- Vote by Internet. You can also vote via the Internet through 12:00 PM Central Time on May 23, 2011 by following the instructions on the enclosed proxy card. The website address for Internet voting is indicated on the enclosed proxy card. Internet voting is available 24 hours a day. If you are a beneficial owner, or you hold your shares in "street name," please check your voting instruction card or contact your bank, broker or nominee to determine whether you will be able to vote by Internet.

- Vote by Mail. If you choose to vote by mail, complete, sign, date and return your proxy card in the postage-paid envelope provided. Please promptly mail your proxy card to ensure that it is received prior to the Annual Meeting.

If you want to vote in person at the Annual Meeting, and you hold your Common Stock in street name (that is, through a bank or broker), you must obtain a proxy from your bank or broker and bring that proxy to the Annual Meeting.

Voting by proxy will not affect a stockholder's right to attend and to vote in person at the Annual Meeting. A proxy may be revoked by a stockholder any time before it is voted by (i) filing with the Secretary of the Company either a written revocation or an executed proxy bearing a later date, (ii) a later vote via the Internet or by telephone or (iii) attending and voting in person at the Annual Meeting.

Only holders of record of Common Stock as of the close of business on March 25, 2011 (the "Record Date") will be entitled to vote at the Annual Meeting. As of the close of business on the Record Date, there were 15,741,410 shares of Common Stock outstanding. Holders of shares authorized to vote are entitled to cast one vote per share on all matters. The holders of a majority of the shares entitled to vote must be present or represented by proxy at the Annual Meeting to constitute a quorum. Shares as to which authority to vote is withheld and abstentions are counted in determining whether a quorum exists.

Under Delaware law and the Company's by-laws, directors are elected by the affirmative vote, in person or by proxy, of a plurality of the shares entitled to vote in the election at a meeting at which a quorum is present. Only votes actually cast will be counted for the purpose of determining whether a particular nominee received more votes than the persons, if any, nominated for the same seat on the Board of Directors. Proposals 2 and 3 are non-binding advisory votes regarding executive compensation, although the Compensation Committee of the Company's Board of Directors will take into account the outcome of the vote when considering future executive compensation arrangements. Proposal 2 (advisory vote on executive compensation) requires for adoption the affirmative vote of the holders of a majority of shares of Common Stock present in person or represented by proxy and entitled to vote on the proposal at the Annual Meeting. With respect to Proposal 3 (advisory vote on frequency of say-on-pay vote), the option of "once every year," "once every two years" or "once every three years" that receives the highest number of votes cast will be considered the frequency that has been approved by the stockholders on an advisory basis. The ratification of the appointment of the Company's independent registered public accounting firm (Proposal 4) requires for adoption the affirmative vote of the holders of a majority of shares of Common Stock present in person or represented by proxy and entitled to vote on the proposal at the Annual Meeting.

Abstentions, votes withheld and, unless a broker's authority to vote on a particular matter is limited, shares held in street name that are not voted, are counted in determining the votes present at a meeting and entitled to vote, such as for quorum purposes. Abstentions will be counted as present for purposes of determining the existence of a quorum but will be counted as not voting on any proposal brought before the Annual Meeting. Since the election of directors (Proposal 1) is determined by a plurality of the votes cast at the Annual Meeting, abstentions will not affect the outcome of this matter. An abstention as to the advisory vote on executive compensation (Proposal 2) and as to the ratification of the appointment of the independent registered public accounting firm (Proposal 4) will have the same effect as voting against the proposal. Abstentions will not affect the outcome of the advisory vote on the frequency of the say-on-pay vote (Proposal 3).

A share that is held in street name that is not voted because the broker's authority to vote on that matter is limited and the broker did not receive direction on how to vote the share on that matter from the beneficial owner (a "broker non-vote") is not considered entitled to vote and is thus not calculated as a vote cast at a meeting (either for or against the proposal). Accordingly, broker non-votes, if any, will not have an effect on the approval of Proposals 1, 2 or 3. Your broker will continue to have discretion to vote uninstructed shares on the ratification of the appointment of the independent registered public accounting firm (Proposal 4).

If any other matters are properly presented at the Annual Meeting for consideration, the persons named as proxies in the enclosed proxy card will have discretion to vote on those matters for you in a manner deemed by the proxy representatives named therein to be in the best interests of the Company and its stockholders. On the date we filed this Proxy Statement with the Securities and Exchange Commission, the Board did not know of any other matter to be raised at the Annual Meeting.

PROPOSAL 1 – ELECTION OF DIRECTORS

The Board of Directors of the Company is divided into three classes of directors serving staggered terms of office. Upon the expiration of the term of office of a class of directors, the nominees for that class are elected for a term of three years to serve until the election and qualification of their successors. The current terms of Terry C. Anderson and Albert C. Johnson expire upon the election and qualification of the directors to be elected at this Annual Meeting. The Board of Directors has nominated Mr. Terry C. Anderson and Mr. Johnson for re-election to the Board of Directors at the Annual Meeting, to serve until the 2014 annual meeting of stockholders and until their successors are duly elected and qualified.

All shares represented by properly executed proxies received in response to this solicitation will be voted for the election of the directors as specified therein by the stockholders. Unless otherwise specified in the proxy, it is the intention of the persons named on the enclosed proxy card to vote FOR the election of Mr. Anderson and Mr. Johnson to the Board of Directors. Mr. Anderson and Mr. Johnson have consented to serve as directors of the Company if elected. If at the time of the Annual Meeting, either Mr. Anderson or Mr. Johnson is unable or decline to serve as a director, the discretionary authority provided in the enclosed proxy card will be exercised to vote for a substitute candidate designated by the Board of Directors. The Board of Directors has no reason to believe that Mr. Anderson or Mr. Johnson will be unable or will decline to serve as a director.

Set forth below is certain information furnished to the Company by Mr. Anderson and Mr. Johnson and by each of the incumbent directors whose terms will continue following the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE ELECTION AS DIRECTORS OF THE NOMINEES NAMED ABOVE.

NOMINEES FOR ELECTION – TERM TO EXPIRE IN 2014

TERRY C. ANDERSON
Age: 53

Terry C. Anderson has served as a director of the Company since April 1998. Mr. Anderson serves as the President and Chief Executive Officer of American Promotional Events, Inc., an importer and wholesaler of pyrotechnics, a position he has held since July 1988. Mr. Anderson is the brother of Clyde B. Anderson, the Chairman, President and Chief Executive Officer of the Company. Mr. Anderson is not an independent director.

The Company believes that Mr. Anderson's qualifications to serve on its Board include his service as Chief Executive Officer of American Promotional Events, Inc., which gives him unique insights into importing retail items for the Company, and his service on the Board of the Company since 1988.

ALBERT C. JOHNSON
Age: 66

Albert C. Johnson has served as a director of the Company since August 2005. Mr. Johnson is an independent financial consultant and a retired CPA. He retired from Arthur Andersen LLP in 1994 after a 30-year career. Mr. Johnson most recently served as Senior Vice President and Chief Financial Officer of Dunn Investment Company from 1994 to 1998. Mr. Johnson has served as a director of Hibbett Sports, Inc., a sporting goods retailer, since March 2008. He also served as a director of Regions Morgan Keegan Mutual Funds from 2005 through 2009. Mr. Johnson has been determined to be independent by the Board as defined by the listing standards of The NASDAQ Stock Market, Inc. ("NASDAQ").

The Company believes that Mr. Johnson's qualifications to serve on its Board include his service as an audit partner with Arthur Andersen, LLP, a former national public accounting firm, including over 30 years of public accounting experience, which provides him with financial expertise that is important to the Company for his service as Chairman of the Audit Committee, and his service on the Board since 2005.

INCUMBENT DIRECTORS – TERM EXPIRING 2012

CLYDE B. ANDERSON
Age: 50

Clyde B. Anderson has served as the Chairman and Chief Executive Officer of the Company since March 2009. Mr. Anderson was re-elected to the position of Chief Executive Officer upon the resignation of Sandra B. Cochran from that position in March 2009. On August 20, 2009, Mr. Anderson was also re-elected to the position of President. He served as the Executive Chairman of the Board of Directors from February 2004 to March 2009. He has served as a director of the Company since August 1987. Mr. Anderson has served as the Chairman of the Board of Directors since January 2000 and also served as the Chief Executive Officer of the Company from July 1992 until February 2004. Mr. Anderson also served as the President of the Company from November 1987 to August 1999. From November 1987 to March 1994, Mr. Anderson served as the Company's Chief Operating Officer. Mr. Anderson served on the Board of Directors of Hibbett Sports, Inc., a sporting goods retailer, from 1987 to June 2008. Mr. Anderson is the brother of Terry C. Anderson, a member of the Company's Board of Directors. Mr. Anderson is not an independent director.

The Company believes that Mr. Anderson's qualifications to serve on its Board include his 27 years of experience in the retail bookstore industry, including 23 years as either the Company's President, Chief Executive Officer or Chairman.

RONALD G. BRUNO
Age: 59

Ronald G. Bruno has served as the President of Bruno Capital Management Corporation, an investment company, since September 1995 and has served as a director of the Company since September 1992. Formerly, Mr. Bruno served as the Chairman and Chief Executive Officer of Bruno's Supermarkets, Inc., a supermarket retailing chain. He also served on the Board of Directors for Russell Corporation from 1992 to 2006. Mr. Bruno has been determined to be independent by the Board as defined by the listing standards of NASDAQ.

The Company believes that Mr. Bruno's qualifications to serve on its Board include Mr. Bruno's experience from his prior service as the Chairman and Chief Executive Officer of Bruno's, Inc., a publicly traded retail grocery store, his prior service on the public company boards of directors of SouthTrust Bank, N.A. and Russell Corporation and his service on the Company's Board since 1992.

INCUMBENT DIRECTORS – TERM EXPIRING 2013

J. BARRY MASON
Age: 70

J. Barry Mason has served as a director of the Company since April 1998. Dr. Mason has held the positions of Dean and Thomas D. Russell Professor of Business Administration at the Culverhouse College of Commerce, The University of Alabama, since 1988. Dr. Mason also served as the Interim President of The University of Alabama during 2002 and 2003. Dr. Mason has been determined to be independent by the Board as defined by NASDAQ listing standards.

The Company believes that Dr. Mason's qualifications to serve on its Board include his service as Dean of the School of Commerce and Business Administration at the University of Alabama, which gives him a wide range of knowledge on topics important to business, and his service on the Board of the Company since 1998.

WILLIAM H. ROGERS, JR.
Age: 53

William H. Rogers, Jr. has served as a director of the Company since November 2000. Mr. Rogers serves as President and Chief Operating Officer of SunTrust Banks, Inc., a position he has held since December 2008. In this role, he has responsibility for SunTrust's geographic banking organization; the Retail, Commercial (including Treasury & Payments Solutions), Commercial Real Estate, Mortgage, and Wealth & Investment Management lines of business; and Corporate Marketing. Prior to being appointed President of SunTrust Banks, Inc. he served as Corporate-Executive Vice President and has held other positions with SunTrust since 1980. Mr. Rogers has been determined to be independent by the Board as defined by NASDAQ listing standards.

The Company believes that Mr. Rogers' qualifications to serve on its Board include his experience from his service as President of SunTrust Banks, Inc., a publicly held banking institution, which gives him a wide range of banking, capital markets and public company experience, and his service as a director of the Company since 2000.

CORPORATE GOVERNANCE AND BOARD MATTERS

Meetings and Attendance. The Company's Board of Directors held seven meetings during the Company's fiscal year ended January 29, 2011 ("fiscal 2010"). The Board has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each director attended at least 75% of the meetings of the Board and the committees of the Board on which he or she served. Directors are encouraged to attend annual meetings of Books-A-Million stockholders. All of the Company's six directors were present at the last annual meeting of stockholders.

Board Independence. NASDAQ listing standards require that the Company have a majority of independent directors. The Board of Directors currently has six members, four of whom have been determined to be independent within the meaning of NASDAQ listing standards. Each year the Board makes a determination as to the independence of each Board member. During its determination of the independence of directors, the Board of Directors specifically considered relationships between the Company and its affiliates and each director and his or her immediate family and affiliated entities. The Board of Directors specifically considered the commercial lending/banking and 401(k) Plan relationship of SunTrust Banks, Inc. ("SunTrust"), of which Mr. Rogers serves as President and Chief Operating Officer, and the Company. Total payments from the Company to SunTrust under these arrangements on a combined basis have been less than 1% of annual revenues of SunTrust in each of the past three annual periods. The Board also specifically considered the lease payments under a real estate sublease made by Hibbett Sports, Inc. ("Hibbett"), of which Mr. Johnson serves as a director, to the Company. Total payments to the Company from Hibbett under the lease have been less than 1% of annual revenues of the Company in each of the past three annual periods. Based on this review, the Board concluded that these relationships do not interfere with Mr. Rogers' or Mr. Johnson's independent judgment in carrying out the responsibilities of a director.

Board Leadership Structure. From 2004 to 2009, the Company had separate individuals serving as Chairman of the Board and as Chief Executive Officer. During this period, Mr. Clyde Anderson, who served as Chief Executive Officer of the Company from 1992 through 2004, continued in an active leadership role of the Company serving as its Executive Chairman. Upon the resignation of Sandra B. Cochran as President and Chief Executive Officer of the Company in March 2009, the Board of Directors reappointed Mr. Anderson to the role of Chief Executive Officer, believing that his more than 27 years of service to the Company, vast industry experience and close relationship with the Company's management team uniquely qualified him for the role. The Board believes that combining the roles of Chairman and Chief Executive Officer at this time is in the best interests of the Company and will best allow the Company to navigate through the current challenging economic environment, as well as future challenges of the Company's business.

Although the Board of Directors has not designated a lead independent director, the independent directors of the Company meet in executive session at least twice during each fiscal year, and a chairman of those executive sessions is elected by the independent directors at each of those executive sessions. In addition, the Chairman of the Audit Committee serves as the director to whom correspondence may be directed on behalf of the Board as described in "Communications with Directors" on page 8.

Board's Role in Risk Oversight. The Board has an active role, as a whole and also at the committee level, in overseeing management of the Company's risks. The Board regularly reviews information regarding the Company's Enterprise Risk Assessment through reports from the Audit Committee. The Internal Audit Department of the Company works with the Management Executive Committee to perform an overall enterprise risk assessment on an annual basis, and provides its enterprise risk assessment report to the Audit Committee. The Enterprise Risk Assessment is used by the Audit Committee and the Internal Audit Department to develop audit plans on an annual basis to safeguard against identified risks. The Company's Compensation Committee is responsible for overseeing the management of risks relating to the Company's compensation plans and arrangements. The Audit Committee also specifically oversees and manages financial risks (including risks required to be monitored under the Sarbanes-Oxley Act). The Nominating and Corporate Governance Committee oversees and manages risks associated with the independence of the Board of Directors and potential conflicts of interest for directors and employees. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board of Directors is regularly informed through committee reports about such risks.

Committees of the Board of Directors. The Audit Committee consists of Messrs. Albert C. Johnson, Chairman of the Committee, J. Barry Mason and William H. Rogers, Jr. The responsibilities of the Audit Committee include, in addition to such other duties as the Board may specify, appointing the Company's independent auditors, reviewing with the independent auditors the scope and results of the audit engagement, reviewing and approving related party activity, reviewing the Company's financial policies and internal control procedures and reviewing and approving the performance of all non-audit services by the Company's auditors. The Audit Committee held five meetings in fiscal 2011.

The Board of Directors has determined that all of the members of the Audit Committee are independent directors, as defined by the Company's Audit Committee Charter, NASDAQ's listing standards and the Securities and Exchange Commission's rules. The Audit Committee acts under a written charter first adopted in 1992 and last reviewed and approved on March 22, 2011. The Audit Committee Charter is also available free of charge on the Company's website at www.booksamillioninc.com. The Board of Directors has determined that Mr. Albert C. Johnson is qualified as an audit committee financial expert under Securities and Exchange Commission rules. Mr. Johnson's business experience and description of positions are summarized in the section "Nominees for Election - Term to Expire in 2014" on page 3 of this Proxy Statement.

The Compensation Committee consists of Messrs. William H. Rogers, Jr., Chairman of the Committee, J. Barry Mason and Ronald G. Bruno. The responsibilities of the Compensation Committee include, in addition to such other duties as the Board may specify, establishing salaries, bonuses and other compensation for the Company's executive officers and administering the Employee Stock Purchase Plan, the 2005 Incentive Award Plan, the Executive Deferred Compensation Plan and the Director's Deferred Compensation Plan. The Compensation Committee held two meetings in fiscal 2011. The Board of Directors has determined that the members of the Compensation Committee are independent directors, as defined by NASDAQ listing standards. The Compensation Committee acts under a written charter adopted in 2007 and last reviewed and approved on March 22, 2011. The Compensation Committee charter is available free of charge on the Company's website at www.booksamillioninc.com.

The Nominating and Corporate Governance Committee consists of Messrs. Ronald G. Bruno, Chairman of the Committee, J. Barry Mason and William H. Rogers, Jr. The responsibilities of the Nominating and Corporate Governance Committee include, in addition to such other duties as the Board may specify, developing and reviewing background information for candidates for the Board of Directors, and making recommendations to the Board regarding such candidates. The Nominating and Corporate Governance Committee also has the responsibility to review the corporate governance of the Company and recommend changes to the Board, and to review and evaluate the performance of each director on the Company's Board of Directors. The Nominating and Corporate Governance Committee held two meetings in fiscal 2011.

The Board of Directors has determined that the members of the Nominating and Corporate Governance Committee are independent directors, as defined by the Nominating and Corporate Governance Committee Charter and the NASDAQ listing standards. The Nominating and Corporate Governance Committee acts under a written charter first adopted in 2004 and last reviewed and approved on March 22, 2011. The Nominating and Corporate Governance Committee charter is available free of charge on the Company's website at www.booksamillioninc.com.

Identifying and Evaluating Nominees for Directors. The Nominating and Corporate Governance Committee utilizes a variety of methods for identifying and evaluating nominees for director. The Nominating and Corporate Governance Committee regularly assesses the appropriate size of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Nominating and Corporate Governance Committee considers various potential candidates for director. Candidates may come to the attention of the Nominating and Corporate Governance Committee through current Board members, professional search firms, stockholders or other persons. These candidates are evaluated at regular or special meetings of the Nominating and Corporate Governance Committee, and may be considered at any point during the year.

The Board of Directors believes that it is necessary for each of the Company's directors to possess many qualities and skills. When searching for new candidates, the Nominating and Corporate Governance Committee considers the evolving needs of the Board and searches for candidates that fill any current or anticipated future gap. The Board also believes that all directors must possess a considerable amount of business management and educational experience. The Nominating and Corporate Governance Committee first considers a candidate's management experience and then considers issues of judgment, background, stature, conflicts of interest, integrity, ethics and commitment to the goal of maximizing stockholder value when considering director candidates. The Nominating and Corporate Governance Committee also focuses on issues of diversity, such as diversity of gender, race and national origin, education, professional experience and differences in viewpoints and skills. The Nominating and Corporate Governance Committee does not have a formal policy with respect to diversity; however, the Board and the Nominating and Corporate Governance Committee believe that it is essential that the Board members represent diverse viewpoints. In considering candidates for the Board, the Nominating and Corporate Governance Committee considers the entirety of each candidate's credentials in the context of these standards. With respect to the nomination of continuing directors for re-election, the individual's contributions to the Board are also considered. Certain individual qualifications and skills of our directors that contribute to the Board's effectiveness as a whole are described in the individual biographies of each director under the heading "PROPOSAL 1 – ELECTION OF DIRECTORS" beginning on page 3.

Director Nominees Proposed by Stockholders. The Nominating and Corporate Governance Committee will consider suggestions from stockholders for nominees for election as directors. The by-laws of the Company provide that any stockholder entitled to vote on the election of directors at a meeting called for such purpose may nominate persons for election to the Board by following the procedures set forth in the section of the by-laws titled "Notice of Stockholder Nominees." Stockholders who wish to submit a proposed nominee to the Nominating and Corporate Governance Committee should send written notice to Mr. Ronald G. Bruno, Nominating and Corporate Governance Committee Chairman, Books-A-Million, Inc., 402 Industrial Lane, Birmingham, Alabama 35211.

Such notice should set forth all information relating to such nominee as is required to be disclosed in solicitations of proxies for elections of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, including such person's written consent to being named in the Proxy Statement as a nominee and to serve as a director if elected, the name and address of such stockholder or beneficial owner on whose behalf the proposed nomination is being made and the class and number of shares of the Company owned beneficially and of record by such stockholder or beneficial owner. The Nominating and Corporate Governance Committee will consider nominees suggested by stockholders on the same terms as nominees provided by search firms or other parties. The Nominating and Corporate Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board and believes that nominees for election to the Board must possess certain minimum qualifications and attributes. The nominee: 1) must exhibit strong personal integrity, character and ethics, and a commitment to ethical business and accounting practices, 2) must not be involved in on-going litigation with the Company or be employed by an entity which is engaged in such litigation and 3) must not be the subject of any on-going criminal investigations, including investigations for fraud or financial misconduct.

Communication with Directors. Individuals may communicate with the Board by submitting the communication to the Company's executive offices at 402 Industrial Lane, Birmingham, Alabama 35211. The communication should be directed to: Internal Auditor. The Company's Internal Auditor reports directly to the Audit Committee of the Board of Directors, and will immediately communicate the information to the Chairman of the Audit Committee and the Audit Committee and / or all members of the Board.

Code of Business Conduct and Ethics. The Company has adopted a Code of Business Conduct and Ethics for all directors, officers (including the Company's principal executive officer, principal financial officer and controller) and employees. The Company's Code of Business Conduct and Ethics is available free of charge on the Company's website at www.booksamillioninc.com. The Company intends to make available on the Company's website any amendments to or waivers from the Company's Code of Business Conduct and Ethics within four business days of such amendment or waiver. Stockholders may also request a free copy of the Code of Business Conduct and Ethics by writing to the attention of Investor Relations at the Company's executive offices at 402 Industrial Lane, Birmingham, Alabama 35211.

REPORT OF THE AUDIT COMMITTEE

The members of the Audit Committee are Messrs. Albert C. Johnson (Chairman), J. Barry Mason and William H. Rogers, Jr. The Board has determined that Mr. Johnson is an audit committee financial expert as defined by the Securities and Exchange Commission.

The primary function of the Audit Committee is to provide advice with respect to the Company's financial matters and to assist the Board of Directors in fulfilling its oversight responsibilities regarding (i) the quality and integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the qualifications and independence of the independent registered public accounting firm serving as auditors of the Company and (iv) the performance of the Company's internal audit function and the independent registered public accounting firm.

Management is responsible for the Company's internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with U.S. generally accepted auditing standards and internal control over financial reporting and to issue a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes. It is not the duty of the Audit Committee to conduct auditing or accounting review procedures.

The Audit Committee held five meetings during fiscal 2011, including regular meetings in conjunction with the close of each fiscal quarter during which the Audit Committee reviewed and discussed the Company's financial statements with management and Grant Thornton LLP, its independent registered public accounting firm.

The Audit Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended January 29, 2011 with the Company's management, and management represented to the Audit Committee that the Company's financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. The Audit Committee has discussed with Grant Thornton LLP matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Audit Committee has received the written disclosures and the letter from Grant Thornton LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and the Audit Committee has discussed with Grant Thornton LLP its independence from the Company. It considered the non-audit services provided by Grant Thornton LLP and determined that the services provided are compatible with maintaining Grant Thornton LLP's independence. The Audit Committee approved all services provided by Grant Thornton LLP for the fiscal year ended January 29, 2011. The total fees paid to Grant Thornton LLP for the fiscal year 2011 is described on page 36 under "Auditor Fees and Services."

Based on the Audit Committee's discussions with management and the independent registered public accounting firm, and the Audit Committee's review of the audited financial statements and the written disclosures and letter from the independent registered public accounting firm to the Audit Committee, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2011 for filing with the Securities and Exchange Commission.

By the Audit Committee of the Board of Directors:

Albert C. Johnson, Chairman
J. Barry Mason
William H. Rogers, Jr.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information concerning the beneficial ownership of Common Stock of the Company of (i) those persons known by management of the Company to own beneficially more than 5% of the Company's outstanding Common Stock, (ii) the directors of the Company, (iii) the executive officers named in the Summary Compensation Table on page 24 and (iv) all current directors and executive officers as a group. Such information is provided as of March 25, 2011. The outstanding Common Stock of the Company on March 25, 2011 was 15,741,410 shares. According to rules adopted by the Securities and Exchange Commission, a person is the "beneficial owner" of securities if he or she has or shares the power to vote them or to direct their investment or has the right to acquire beneficial ownership of such securities within sixty (60) days through the exercise of an option, warrant, right of conversion of a security or otherwise. Except as otherwise noted, the indicated owners have sole voting and investment power with respect to shares beneficially owned. An asterisk in any of the below columns indicates a number amounting to less than 1% percent of the outstanding Common Stock. Unless otherwise indicated, the address for the following stockholders is c/o Books-A-Million, Inc., 402 Industrial Lane, Birmingham, Alabama 35211.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	REGISTERED SHARES[1]	PERCENTAGE OF OUTSTANDING SHARES
Dimensional Fund Advisors LP[2]	965,754	6.1%	965,754	6.1%
Anderson BAMM Holdings, LLC[3]	8,408,627[4]	53.4%	1,513,302[5]	9.6%
Charles C. Anderson[6]	8,408,627[4]	53.4%	2,164,076[7]	13.7%
Hilda B. Anderson[8]	8,408,627[4]	53.4%	14,111	*
Joel R. Anderson[9]	8,408,627[4]	53.4%	1,614,874[10]	10.3%
Charles C. Anderson, Jr.[11]	8,408,627[4]	53.4%	273,284	1.7%
Charles C. Anderson, III[12]	8,408,627[4]	53.4%	23,794	*
Terrence C. Anderson[13]	8,408,627[4]	53.4%	379,741[14]	2.4%
Clyde B. Anderson	8,408,627[4]	53.4%	1,800,685[15]	11.4%
Harold M. Anderson[16]	8,408,627[4]	53.4%	377,197	2.4%
Kayrita M. Anderson[17]	8,408,627[4]	53.4%	20,611	*
Hayley Anderson Milam[18]	8,408,627[4]	53.4%	25,380	*
Ashley Anderson Billingsley[19][20]	8,408,627[4]	53.4%	84,000	*
The Ashley Anderson Trust[20][21]	8,408,627[4]	53.4%	84,000	*
Irrevocable Trust of Charles C. Anderson, Jr. FBO Lauren Artis Anderson[22]	8,408,627[4]	53.4%	25,380	*
Olivia Barbour Anderson 1995 Trust[23]	8,408,627[4]	53.4%	1,200	*
Alexandra Ruth Anderson Irrevocable Trust[24]	8,408,627[4]	53.4%	1,200	*
First Anderson Grandchildren's Trust FBO Charles C. Anderson, III[25]	8,408,627[4]	53.4%	11,224	*
First Anderson Grandchildren's Trust FBO Hayley E. Anderson[25]	8,408,627[4]	53.4%	11,224	*
First Anderson Grandchildren's Trust FBO Lauren A. Anderson[25]	8,408,627[4]	53.4%	11,224	*
Second Anderson Grandchildren's Trust FBO Alexandra R. Anderson[25]	8,408,627[4]	53.4%	11,224	*
Third Anderson Grandchildren's Trust FBO Taylor C. Anderson[25]	8,408,627[4]	53.4%	11,224	*
Fourth Anderson Grandchildren's Trust FBO Carson C. Anderson[25]	8,408,627[4]	53.4%	11,224	*
Fifth Anderson Grandchildren's Trust FBO Harold M. Anderson[25]	8,408,627[4]	53.4%	11,224	*
Sixth Anderson Grandchildren's Trust FBO Bentley B. Anderson[25]	8,408,627[4]	53.4%	11,224	*
The Charles C. Anderson Family Foundation[26]	8,408,627[4]	53.4%	83,000	*
The Joel R. Anderson Family Foundation[26]	8,408,627[4]	53.4%	83,000	*
The Clyde B. Anderson Family Foundation[26]	8,408,627[4]	53.4%	46,000	*
Terrance G. Finley	157,400[27]	1.0%	157,400[27]	1.0%
Ronald G. Bruno	85,500[28]	*	85,500[28]	*
Douglas G. Markham	180,502[29]	1.1%	180,502[29]	1.1%
William H. Rogers, Jr.	44,090[30]	*	44,090[30]	*

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	REGISTERED SHARES[1]	PERCENTAGE OF OUTSTANDING SHARES
J. Barry Mason	32,500[31]	*	32,500[31]	*
Albert C. Johnson	20,833[32]	*	20,833[32]	*
Brian W. White	55,242[33]	*	55,242[33]	*
All current directors and executive officers as a group (9 persons)[34]	8,984,694	57.1%	2,756,493	17.5%

(1) "Registered Shares" includes only those shares as to which the reporting person claims beneficial ownership, as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), notwithstanding the reporting person's inclusion in the "group" described in footnote (4) below, if applicable.

(2) The business address of Dimensional Fund Advisors LP ("Dimensional") is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746. This information is based solely upon our review of a Schedule 13G filed by Dimensional with the Securities and Exchange Commission on February 11, 2011, reporting beneficial ownership as of December 31, 2010. The Schedule 13G reports that Dimensional, in its role as an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940 and serves as investment manager to certain other commingled group trusts and separate accounts (collectively, "Funds"). The Schedule 13G reports that, in certain cases, subsidiaries of Dimensional may act as an adviser or sub-adviser to certain Funds. The Schedule 13G reports that, in its role as investment adviser, sub-adviser and/or manager, neither Dimensional nor its subsidiaries possess voting and/or investment power over the shares of the Company that are owned by the Funds but may be deemed to be the beneficial owner of the shares of the Company held by the Funds, even though all shares reported in the Schedule 13G are owned by the Funds. Therefore, the Schedule 13G reports that Dimensional disclaims beneficial ownership of the shares. Dimensional states that the filing of the Schedule 13G shall not be construed as an admission that it or any of its affiliates is the beneficial owner of any shares covered by the Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

(3) Anderson BAMM Holdings, LLC ("ABH") is an investment company with its business address at 201 South Court Street, Suite 610, Florence, Alabama 35630. ABH, a limited liability company organized under the laws of the State of Delaware, is managed by a Board of Directors, which Board is given full and complete authority, power and discretion to manage and control the business, affairs and properties of ABH and to make all decisions regarding those matters, which gives the Board the ultimate voting and investment control over the shares of the Company's common stock contributed to ABH by its members. The current Board of Directors of ABH consists of Charles C. Anderson, Joel R. Anderson, Charles C. Anderson, Jr., Terry C. Anderson and Clyde B. Anderson. Harold M. Anderson has the right to nominate and elect himself to the Board at any time that he owns a membership interest in ABH. Otherwise, the directors are elected by the members of ABH at its annual meeting.

(4) 8,408,627 shares may be deemed to be beneficially held as a "group" as such term is defined in Section 13(d)(3) of the Exchange Act. Each of these persons and entities has filed a joint Schedule 13D with the Securities and Exchange Commission to acknowledge that they collectively may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act (the "13D Group"). Members of the 13D Group, each of whom or which is designated by this footnote (4), do not have the power to vote or invest or dispose of, or the power to direct the vote or investment or disposition of, any Common Stock of the Company held by any other person or entity outside of the 13D Group, including, without limitation, any other person or entity who or which may be deemed to be a member of the 13D Group, unless otherwise indicated in the footnote description for the 13D Group member. Accordingly, members of the 13D Group disclaim beneficial ownership of any securities of the Company held by any other person or entity, including, without limitation, any other person or entity who or which may be deemed to be a member of the 13D Group, and this Proxy Statement shall not be deemed an admission that the reporting person is the beneficial owner of such securities, unless otherwise indicated in the footnote description for the 13D Group member. The 13D Group first filed a Schedule 13D on April 9, 2007, which Schedule 13D was amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, filed with the Securities and Exchange Commission on April 20, 2007, February 19, 2008, September 5, 2008, March 9, 2009, March 23, 2010 and August 27, 2010, respectively.

(5) Anderson BAMM Holdings, LLC issued membership interests to certain of the beneficial owners of the Company's Common Stock in exchange for shares of Common Stock of the Company held by such persons, as specified in the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, attached as Exhibit 2 to the Schedule 13D filed by the 13D Group with the Securities and Exchange Commission on April 9, 2007, as amended by the First Amendment to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of March 19, 2010, attached as Exhibit 4 to the Schedule 13D/A (Amendment No. 5) filed by the 13D Group with the Securities and Exchange Commission on March 23, 2010.

(6) The business address of Mr. Charles C. Anderson is 202 North Court Street, Florence, Alabama 35630. Charles C. Anderson served on the Company's Board of Directors until June 3, 2004.

(7) Includes 83,000 shares held by The Charles C. Anderson Family Foundation. Charles C. Anderson is the Chairman of the Board of Directors of the foundation and has sole voting and dispositive power over these shares.

(8) The business address of Mrs. Hilda B. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630.

(9) The business address of Mr. Joel R. Anderson is 202 North Court Street, Florence, Alabama 35630.

(10) Includes 83,000 shares held by The Joel R. Anderson Family Foundation. Joel R. Anderson is the Chairman of the Board of Directors of the foundation and has sole voting and dispositive power over these shares.

(11) The business address of Mr. Charles C. Anderson, Jr. is 265 Brookview Town Centre Way, Suite 501, Knoxville, Tennessee 37919.

(12) The business address of Mr. Charles C. Anderson, III is 5/F Lippon Leighton Tower, 103-109 Leighton Road, Causeway Bay, Hong Kong.

(13) The business address of Mr. Terrence C. Anderson is 4511 Helton Drive, Florence, Alabama 35630.

(14) Includes 5,835 shares of restricted stock, 834 shares of which vest within sixty (60) days of March 25, 2011. Terrance C. Anderson currently has the power to vote all of the shares of restricted stock.

(15) Includes 46,000 shares held by The Clyde B. Anderson Family Foundation. Clyde B. Anderson is the Chairman of the Board of Directors of the foundation and has sole voting and dispositive power over these shares. Includes 14,526 shares held through the Books-A-Million, Inc. 401(k) Profit Sharing Plan. Also includes 246,840 shares of restricted stock, none of which vest within sixty (60) days of March 25, 2011. Clyde B. Anderson currently has the power to vote all of the shares of restricted stock.

(16) The business address of Mr. Harold M. Anderson is 3101 Clairmont Road, Suite C, Atlanta, Georgia 30329.

(17) The business address of Mrs. Kayrita M. Anderson is 3101 Clairmont Road, Suite C, Atlanta, Georgia 30329.

(18) The business address of Ms. Hayley Anderson Milam is 202 North Court Street, Florence, Alabama 35630.

(19) The business address of Ms. Ashley Anderson Billingsley is 202 North Court Street, Florence, Alabama 35630.

(20) The shares over which Ashley Anderson Billingsley has shared voting power and shared dispositive power are held of record by The Ashley Anderson Trust.

(21) The trustee of The Ashley Anderson Trust is CitiCorp Trust South Dakota, and the co-trustee of such Trust Reporting Person is Ashley Anderson Billingsley. The business address of The Ashley Anderson Trust, and of Ashley Anderson Billingsley as co-trustee, is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. The business address of CitiCorp Trust South Dakota is 1300 West 57th Street, Suite G100, Sioux Falls, South Dakota 57108.

(22) The business address of the Irrevocable Trust of Charles C. Anderson, Jr. FBO Lauren Artis Anderson, and for Martin R. Abroms as trustee of such trust, is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630.

(23) The business address of the Olivia Barbour Anderson 1995 Trust, and for Lisa S. Anderson as trustee of such trust, is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630.

(24) The business address of the Alexandra Ruth Anderson Irrevocable Trust, and for Lisa S. Anderson as trustee of such trust, is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630.

(25) The trustee for the (i) First Anderson Grandchildren's Trust FBO Charles C. Anderson III, (ii) First Anderson Grandchildren's Trust FBO Hayley E. Anderson, (iii) First Anderson Grandchildren's Trust FBO Lauren A. Anderson, (iv) Second Anderson Grandchildren's Trust FBO Alexandra R. Anderson, (v) Third Anderson Grandchildren's Trust FBO Taylor C. Anderson, (vi) Fourth Anderson Grandchildren's Trust FBO Carson C. Anderson, (vii) Fifth Anderson Grandchildren's Trust FBO Harold M. Anderson and (viii) Sixth Anderson Grandchildren's Trust FBO Bentley B. Anderson, in each case, is SunTrust Bank Alabama. The business address of each trust is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, Alabama 35630.

(26) The business address of (i) The Charles C. Anderson Family Foundation, (ii) The Joel R. Anderson Family Foundation and (iii) The Clyde B. Anderson Family Foundation is, in each case, c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. All three foundations are charitable foundations formed under the laws of the State of Alabama. Charles C. Anderson is the Chairman of The Charles C. Anderson Family Foundation's Board of Directors and has the ultimate voting and investment control of the shares of the Company's common stock held by the foundation. Joel R. Anderson is the Chairman of The Joel R. Anderson Family Foundation's Board of Directors and has the ultimate voting and investment control of the shares of the Company's common stock held by the foundation. Clyde B. Anderson is the Chairman of The Clyde B. Anderson Family Foundation's Board of Directors and has the ultimate voting and investment control of the shares of the Company's common stock held by the foundation.

(27) Includes 80,065 shares of restricted stock, none of which vest within sixty (60) days of March 25, 2011. Mr. Finley currently has the power to vote all of the shares of restricted stock. Also includes 1,156 shares held through the Books-A-Million, Inc. 401(k) Profit Sharing Plan.

(28) Includes 5,835 shares of restricted stock, 834 shares of which vest within sixty (60) days of March 25, 2011. Mr. Bruno currently has the power to vote all of the shares of restricted stock.

(29) Includes 80,065 shares of restricted stock, none of which vest within sixty (60) days of March 25, 2011. Mr. Markham currently has the power to vote all of the shares of restricted stock. Also includes 10,000 shares held in an IRA account of Mr. Markham's spouse and 1,468 shares held through the Books-A-Million, Inc. 401(k) Profit Sharing Plan.

(30) Includes 12,000 shares subject to options that are currently exercisable. Also includes 5,835 shares of restricted stock, 834 shares of which vest within sixty (60) days of March 25, 2011. Mr. Rogers currently has the power to vote all of the shares of restricted stock.

(31) Includes 5,835 shares of restricted stock, 834 shares of which vest within sixty (60) days of March 25, 2011. Dr. Mason currently has the power to vote all of the shares of restricted stock.

(32) Includes 5,835 shares of restricted stock, 834 shares of which vest within sixty (60) days of March 25, 2011. Mr. Johnson currently has the power to vote all of the shares of restricted stock.

(33) Includes 46,210 shares of restricted stock, none of which vest within sixty (60) days of March 25, 2011. Mr. White currently has the power to vote all of the shares of restricted stock.

(34) Includes 12,000 shares subject to options that are currently exercisable. Also includes 482,355 shares of restricted stock, which the individuals included currently have the power to vote.

Compliance with Section 16(a) of the Securities Exchange Act of 1934. Section 16(a) of the Exchange Act requires the Company's directors, executive officers and persons who own beneficially more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership of such stock with the Securities and Exchange Commission and NASDAQ. Directors, executive officers and greater than 10% stockholders are required by Securities and Exchange Commission regulations to furnish the Company with copies of all such forms they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, its directors, executive officers and greater than 10% stockholders complied during fiscal 2010 with all applicable Section 16(a) filing requirements.

COMPENSATION DISCUSSION AND ANALYSIS

Pursuant to Securities and Exchange Commission rules for proxy statement disclosure of executive compensation, the Company has prepared the following Compensation Discussion and Analysis ("CD&A"). The CD&A addresses the objectives and implementation of the Company's executive compensation programs and focuses on the policies and decisions behind the programs. In addition, the Company intends that the CD&A clearly describe the current executive compensation program of the Company, including the underlying philosophy of the program and the specific performance criteria on which executive compensation is based.

Compensation Program Objectives

The Company's executive compensation policy is designed to provide levels of compensation that integrate compensation with the Company's annual and long term performance goals and reward above-average corporate performance, thereby allowing the Company to attract and retain qualified executives. Specifically, the Company's executive compensation policy is intended to:

- Provide compensation levels that reflect the competitive marketplace so that the Company can attract, retain and motivate the most talented executives;
- Provide compensation levels that are consistent with the Company's business plan, financial objectives and operating performance;
- Reward performance that facilitates the achievement of specific results and goals in furtherance of the Company's business plan;
- Motivate executives to make greater personal contributions to the performance of the Company helping it to achieve its strategic operating objectives; and
- Provide proper motivation for enhancing stockholder value by providing long term incentive compensation, in the form of shares of restricted stock, in order to align the interests of executives with those of stockholders and the long term interest of the Company.

The compensation program is designed to reward officers for above average year-over-year Company and personal performance, the development of long term growth strategies, as well as longevity with the Company.

In light of the Company's compensation policy, the components of its executive compensation program for fiscal 2011 were base salaries, cash bonuses and restricted stock awards.

The Company believes that each of the elements of compensation are competitive and consistent with current market expectations for leaders with an organization of our size and in our industry.

No Employment and Severance Agreements

Other than the agreements with our named executive officers that relate to a change in control of the Company as described on page 18 under "*Change in Control Agreements*," our named executive officers do not have employment or severance agreements. Our named executive officers serve at the will of the Board, which enables the Company to terminate their employment with discretion as to the terms of any severance agreement. This is consistent with the Company's employment and compensation philosophy.

Use of Compensation Consultant

The Compensation Committee retained and consulted with Pearl Meyer & Partners ("PM&P") of Atlanta, Georgia in order to assist the Committee in setting compensation for the executive officers and certain other officers of the Company for fiscal 2012. The Compensation Committee retained Mercer (US) Inc. ("Mercer") of Atlanta, Georgia to assist the Committee in setting executive officer compensation for fiscal 2011. The representatives of Mercer that had been advising the Compensation Committee in fiscal 2010 moved to PM&P during fiscal 2011, which is why the Compensation Committee retained PM&P for advice relating to fiscal 2012.

Mercer provided a report to the Compensation Committee in March 2010 that compared the compensation of the named executive officers of the Company with the compensation of executive officers of comparable responsibility levels at comparably sized retailers. The comparable companies reviewed by Mercer and included in the 2010 report were as follows:

Gymboree Corporation
Conn's Inc.
Big 5 Sporting Goods Corporation
Cato Corporation
Tuesday Morning Corporation
Buckle Inc.
Hot Topic Inc.
Shoe Carnival Inc.
Hibbett Sports Inc.
A.C. Moore Arts & Crafts Inc.
Christopher & Banks Corporation
Lumber Liquidators Inc.
Build-A-Bear Workshop Inc.
Casual Male Retail Group Inc.
Einstein Noah Restaurant Group
Cache Inc.
Rex Stores Corporation

PM&P provided a report to the Compensation Committee in March 2011 that compared the compensation of the named executive officers of the Company with the compensation of executive officers of comparable responsibility levels at comparably sized retailers. The peer group used by PM&P in its 2011 report had been revised slightly from the prior year peer group used by Mercer due to two of the companies being removed from the list as they were no longer publically traded retailers (Gymboree Corporation and Rex Stores Corporation). The peer group of comparably sized retailers used in the PM&P report to the Compensation Committee was otherwise the same as that peer group used in March 2010. The Compensation Committee used the data compiled by Mercer and PM&P in evaluating the competitiveness of the compensation packages set for the Company's executive officers and in establishing their fiscal 2011 and 2012 compensation packages. In addition to peer group data, the Compensation Committee was presented with data from compensation survey providers. This information was also based on comparably-sized organizations in the retail industry.

Elements of Compensation

Base Salary. Each executive officer's base salary is based upon a number of factors, including the responsibilities borne by the executive officer, his or her performance and his or her length of service to the Company. Each executive officer's base salary is reviewed annually and generally adjusted to account for inflation, the Company's financial performance, any change in the executive officer's responsibilities and the executive officer's overall performance. Factors considered in evaluating performance include financial results such as increases in sales, net income before taxes and earnings per share, as well as non-financial measures such as improvements in service and relationships with customers, suppliers and employees, employee safety and leadership and management development. These non-financial measures are subjective in nature. No particular weight is given by the Compensation Committee to any particular factor. Based on these considerations, the Compensation Committee established the fiscal 2011 base salaries for each of the named executive officers at its March 11, 2010 meeting. The base salaries of the named executive officers for the 2011 fiscal year are set forth in the Summary Compensation Table on page 24. Also based on these considerations and input from PM&P and its report on peer company compensation, the Compensation Committee, at its March 22, 2011 meeting, concluded that for fiscal year 2012, a base salary of $440,000 was appropriate for Mr. Anderson, a base salary of $335,000 was appropriate for Mr. Finley, a base salary of $315,000 was appropriate for Mr. Markham, and a base salary of $210,000 was appropriate for Mr. White. Base salaries were not increased in 2012 from 2011 levels primarily due to the performance of the Company during fiscal 2011.

Cash Bonuses. Generally, the Company establishes a cash bonus program at the beginning of each fiscal year in connection with the preparation of the Company's annual operating budget for such year. A significant portion of the bonus program is structured pursuant to the terms of the Company's 2005 Incentive Award Plan, while the Compensation Committee and Chief Executive Officer are given the discretion to award up to 5% of an executive's maximum bonus due to subjective factors. Under the bonus program established for fiscal year 2010, an executive officer was eligible to receive up to 100% of his maximum bonus based upon the Company achieving certain pre-tax income goals established by the Compensation Committee of the Board of Directors. If only 80% of an executive officer's bonus is achieved based on meeting the pre-tax income goals, then up to 20% of the executive officer's bonus could be earned based on other factors. The other 20% portion of bonus could be earned by the executive officer accomplishing certain individual performance goals (up to 15% of such executive's maximum bonus) related to his or her job functions, and up to 5% of the maximum bonus could be earned based on subjective factors, determined by the Compensation Committee, with input from the Chief Executive Officer (other than with respect to the bonus of the Chief Executive Officer). For fiscal 2011, the Compensation Committee established a target bonus amount, expressed as a percentage of each executive officer's base salary. For fiscal 2011, the maximum bonus percentages (as a percentage of base salary) were established as follows: Mr. Anderson – 150%, Mr. Finley – 85%, Mr. Markham – 85% and Mr. White – 75%.

The actual bonus that may be earned varies based on a comparison of actual performance against the pre-established performance criteria, plus the 5% discretionary bonus portion, and is limited to the pre-established maximum bonus amount for each executive. For fiscal 2011, the portion of bonus attributable to pre-tax income that could be earned was based on a sliding scale ranging from 80% to 140% of the targeted pre-tax income goal of the Company, which was $16,273,000 for 2011. For example, an executive officer would have earned 60% of his or her bonus potential attributable to pre-tax income if the Company achieved 100% of its pre-tax income goal. No bonuses attributable to pre-tax income would have been earned if less than 80% of the pre-tax income goal was achieved, and up to 100% of the target bonus would have been earned if 140% or greater of the pre-tax income goal was achieved. During fiscal 2011, the Company achieved 82.0% of the pre-tax income goal resulting in the bonuses attributable to the pre-tax income goals described in the table below. Detail of the bonuses attributable to the personal goals for the executives are described in the table and footnotes below. Discretionary bonuses awarded to the executives were awarded by the Compensation Committee at a level equal to 4.0% of each executive's maximum bonus based on the Company's achieving and/or outpacing a number of its fiscal 2011 goals.

The following table provides the computation of the cash bonus amounts paid to the named executive officers relating to fiscal year 2011 based on the results of the pre-tax income of the Company, personal goal achievements and discretionary bonuses:

Name	Bonus Attributable to Pre-Tax Income	Bonus Attributable to Personal Goals(1)	Discretionary Bonus	Total Cash Bonus
Clyde B. Anderson	$222,349	$47,700(2)	$26,400	$296,449
Terrance G. Finley	95,930	36,306(3)	11,390	143,626
Douglas G. Markham	90,203	12,049(4)	10,710	112,962
Brian W. White	53,060	8,269(5)	6,300	67,629

(1) The goals established by the Compensation Committee for fiscal 2011 included: (a) achievement of shareholder return with an end-of-year share price of $7.50 to $8.50 – goal was not achieved, (b) open eleven new stores and achieve budgeted run rate – goal was partially achieved, (c) achieve comparable same store sales comparison on par with chief competitors – goal was achieved, (d) achieve modified cash flow target of $20,575,000 – goal was not achieved (e) develop new lines of business with annualized sales of $3,000,000 – goal was achieved, (f) manage inventory levels with a target of $206,500,000 – goal was achieved and exceeded, (g) achieve EBITDA plan for Yogurt Mountain of $387,575 – goal was not achieved, (h) open at least one used book store and achieve 80% of budgeted profitability – goal was not achieved, (i) achieve retail inventory shrinkage level of between 1.7% and 1.9% – goal was achieved, (j) achieve financial system enhancements including retail stock ledger and documentation management – goal was achieved, (k) maintain quarterly accounts payable leverage ratio of between 45.8% and 51.5% – goal was not achieved.

(2) Mr. Anderson's personal goal categories consisted of opening new stores at budgeted run rate, same store sales comparison with competitor retailers, shareholder return goals, modified cash flow goals and development of new lines of business: ($47,700 bonus level achieved).

(3) Mr. Finley's personal goal categories consisted of opening new stores at budgeted run rate, same store sales comparison with competitor retailers, shareholder return goals, modified cash flow goals, development of new lines of business, achievement of EBITDA budget for Yogurt Mountain and opening of used book store at budget: ($36,306 bonus level achieved).

(4) Mr. Markham's personal goal categories consisted of: reduction of retail inventory shrinkage, shareholder return goals, opening of used book store at budget, modified cash flow goals, development of new lines of business and achievement of EBITDA budget for Yogurt Mountain: ($12,049 bonus level achieved).

(5) Mr. White's personal goal categories consisted of: reduction of retail inventory shrinkage, opening of used book store at budget, shareholder return goals, modified cash flow goals, financial system enhancements and maintenance of quarterly accounts payable leverage ratio: ($8,269 bonus level achieved).

At its March 22, 2011 meeting, the Compensation Committee established the cash bonus program for fiscal year 2012. The fiscal 2012 bonus program is substantially consistent with the criteria and targets used for the cash bonus program used in 2011, except that the personal goals and personal goal targets were also adjusted to reflect the goals of the Company for fiscal year 2012.

Restricted Stock. Currently the Company only issues restricted stock from the 2005 Incentive Award Plan. During fiscal year 2011, the Company awarded both "Performance Based Shares" of restricted stock and "Career Based Shares" of restricted stock to the named executive officers. The Performance Based Shares are tied to the achievement of the pre-tax earnings performance based objectives used for the cash bonus program that were established for the fiscal year in which the award is made. After the end of the one-year performance period, the Compensation Committee determines the extent to which the preset goals were achieved and approves the issuance of the Performance Based Shares that are earned. The earned Performance Based Shares are restricted and vest over a two-year period following the fiscal year in which they were earned. During the period of restriction, the named executives have full voting and dividend rights with respect to the shares. The performance measures used for the Performance Based Shares are the same as the Company pre-tax earnings performance measurements maintained in connection with the cash bonus program, although the maximum amount of the Performance Based Shares that can be earned is 100% of the authorized number of shares originally awarded. The Career Based Shares are not tied to the achievement of performance objectives, but serve as a retention incentive because they have a multi-year cliff vesting period and therefore require longevity with the Company in order to earn these shares. Career Based Shares granted in fiscal 2011 are completely unvested until the last day of the third fiscal year after the date of grant.

During fiscal 2011, awards of Performance Based Shares and Career Based Shares were made under the 2005 Incentive Award Plan to our named executive officers. The awards were made in restricted stock according to the provisions of the plan. In evaluating the proper annual award of restricted stock, the Compensation Committee has historically been advised by an independent compensation consultant that makes recommendations on share award levels based on market data, taking into consideration such things as prior grants of awards, the current market price of the Company's Common Stock and numbers of outstanding unvested awards. Based on the recommendations of Mercer and target levels of long term compensation for each of the named executive officers, the Compensation Committee established the terms of the fiscal 2011 awards of restricted stock – both Performance Based Shares and Career Based Shares – that were made on March 11, 2010. See the Summary Compensation Table on page 24 and Grants of Plan-Based Awards in Fiscal 2011 on page 26 for information on the amounts of restricted stock awards to named executive officers during fiscal 2011. Since the Company achieved 82.0% of its pre-tax earnings goal of $16,273,000 during fiscal 2011, the executive officers received a pay-out of 42.1% of the Performance Based Shares of restricted stock that had been awarded to executive officers in March 2010. The Performance Based Share awards, tied to fiscal 2011 performance, granted to each of the named executive officers were as follows: Mr. Anderson (16,840 shares), Mr. Finley (6,315 shares), Mr. Markham (6,315 shares) and Mr. White (4,210 shares).

In addition, on March 22, 2011, the Compensation Committee awarded the following shares of restricted stock to the named executive officers for fiscal 2012.

Name	Career Based Shares	Performance Based Shares[(1)]
Clyde B. Anderson	100,000	100,000
Terrance G. Finley	18,750	18,750
Douglas G. Markham	18,750	18,750
Brian W. White	12,500	12,500

(1) The actual number of Performance Based Shares to be paid out is on a sliding scale based on the Company's pre-tax earnings in fiscal 2012. The Company must attain a specified pre-tax earnings target in fiscal 2012 for the executive officers to earn the maximum amount of Performance Based Shares reflected in this column.

The awards of restricted stock were made on March 22, 2011, which, consistent with past practice, was the date of a regularly scheduled meeting of the Board of Directors of the Company, and the date of the fourth quarter earnings release of the Company.

Executives' Deferred Compensation Plan. During fiscal 2006, the Board adopted the Books-A-Million, Inc. Executives' Deferred Compensation Plan (the "Executives' Deferred Compensation Plan"). The Executives' Deferred Compensation Plan provides a select group of management or highly compensated employees of the Company and certain of its subsidiaries with the opportunity to defer the receipt of certain cash compensation. Under the Executives' Deferred Compensation Plan, each participant may elect to defer a portion of his or her cash compensation that may otherwise be payable in a calendar year. A participant's compensation deferrals are credited to the participant's bookkeeping account maintained under the Executives' Deferred Compensation Plan. Each participant's account is credited with a deemed rate of interest and/or earnings or losses depending upon the investment performance of the deemed investment option selected by the participant. With certain exceptions, a participant's account will be paid after the earlier of: (1) a fixed payment date, as elected by the participant (if any); or (2) the participant's separation from service with Company or its subsidiaries. Participants may generally elect that payments be made either in a single sum or in installments in the year specified by the participant or upon their separation from service with the Company. Additionally, a participant may elect to receive payment upon a Change of Control, as defined in, and to the extent permitted by, Section 409A of the Internal Revenue Code of 1986, as amended. None of the executive officers had deferred any compensation under this plan as of the date of this Proxy Statement.

Stock Options. In September 1992, the Company adopted a Stock Option Plan, which was amended and restated in March 1998, under which executive officers were eligible to receive stock options. Under the Stock Option Plan, all stock options were awarded at prices no less than the fair market value (the closing sale price of a share) of the Company's Common Stock on the date of grant. In fiscal 2006, the Company discontinued the issuance of any additional options under this plan, and no options have been granted since that time.

Executive Incentive Plan. During fiscal 1995, the Company adopted the Books-A-Million, Inc. Executive Incentive Plan. The Executive Incentive Plan provides for awards to certain executive officers of cash, shares of restricted stock or both, based on the achievement of specific pre-established performance goals during a three consecutive fiscal year performance period. No awards have been made under the Executive Incentive Plan since fiscal 2006.

Change in Control Agreements

The Company's named executive officers have built the Company into the successful enterprise that it is today, and the positions that they hold are of critical importance to the Company. The Company believes that it is in the best interests of the Company and its stockholders to assure that the Company will have the continued services of its named executive officers, despite the possibility of a change in control of the Company. The Company further believes that it is imperative to reduce the distraction of the named executive officers that would result from the personal uncertainties caused by a pending or threatened change in control, to encourage the named executive officers' full attention and dedication to the Company and to provide the named executive officers with compensation and benefits arrangements upon a change in control that are competitive with those of similarly-situated corporations. To achieve these objectives, the Company has entered into change in control agreements with our named executive officers, which agreements would be triggered in the event of a merger or consolidation of the Company with another entity, the sale of all or substantially all of our assets or other similar transactions. The Company believes that the benefits payable under the change in control agreements with our named executive officers allow the executives to evaluate a potential transaction impartially without regard to self interest.

Details regarding the Company's change in control agreements with our named executive officers, as well as the amounts that would be payable to the executives upon a change in control and/or a termination of employment following a change in control, are discussed below under the caption "Potential Payments Upon Termination or Change in Control – *Change in Control Agreements*" beginning on page 29.

Compensation Policies

Elements of Compensation. During fiscal 2011, the Company's executive officers earned compensation comprised of base salary, cash bonus and restricted stock, each as described above.

Mix of Compensation. The Company believes that maintaining a sound leadership team is fundamental to the Company's success, and having the correct mix of compensation elements furthers this important objective. A combination of base salary plus performance based bonuses allows for stability and growth both personally and professionally and provides motivation and incentive during the near term. Restricted stock further encourages actual ownership of part of the Company and is a powerful motivating tool in aligning employees' objectives with the Company's objectives. Equity ownership in general, and restricted stock in particular, also makes employees more focused on meeting long term goals and increasing overall stockholder value, as well as encouraging highly valued employees to remain with the Company.

Distribution between long term and currently paid out compensation. Having a balance between short and long term compensation is a fundamental part of the Company's compensation package. Base salaries and cash bonuses provide for the immediate necessity of attracting and retaining a well qualified staff, with the bonus component rewarding high levels of performance by both the Company and the individual.

The restricted stock program addresses both short and long term objectives of the Company with the intention to reward individuals who are committed to the continued success of the Company. Although restricted stock awards are generally made on the basis of current year Company performance and current employment, the restricted stock awards vest over time such that only those holders who maintain employment with the Company for a period of two to three years recognize a benefit from the awards. Thus, the restricted stock awards are intended in part to provide longer term compensation opportunities that complement other compensation paid in the short term.

Restricted stock encourages our employees to behave like owners and provides a clear link between the interests of the stockholder and the interests of the recipient. As employees have more impact on corporate performance, their main incentive should be profitably growing the Company, which aligns their interest with that of our stockholders. Accordingly, as the executives' levels of responsibility increase, more of their compensation is provided in the form of restricted stock. This approach ties the executive's level of responsibility for the Company's performance to the amount of risk to such executive's total pay.

Allocating between cash and non-cash compensation, and among different forms of non-cash compensation. The Company believes that a fair balance between cash and non-cash compensation has been established. The Compensation Committee continues to monitor the compensation programs with the assistance of input from outside advisors in order to ensure compliance with the changing landscape of executive pay. Generally, as an executive's level of responsibilities increases, a greater percentage of his or her compensation is tied to Company performance and a greater percentage is therefore subject to the risk tied to the return to the Company's stockholders.

Award Determination. Base salary, cash bonuses and restricted stock awards are determined once per year, typically in March. Once the Company's financial statements have been audited by an independent audit firm, the Compensation Committee will determine base salaries, bonuses and awards of restricted stock, as well as the measurement goals for achieving the various awards. The Compensation Committee will also determine what portion of the performance based restricted stock awards which were authorized the previous year have been earned and approve the issuance of those shares of restricted stock as they have been earned.

Compensation Policies and Corporate Performance. Compensation policies are primarily driven by the desire and intent to link the fundamental characteristics of the retail sector to various objectives related to making the Company successful. By taking specific positive traits of successful retail companies into account when reviewing compensation, the Compensation Committee keeps the Company continuously striving for continued success. These goals might include achieving certain earnings per share increases, new store growth, return on assets, return on equity and Sarbanes-Oxley compliance.

The Company maintains a policy seeking reimbursement from the officers and other key management positions of certain bonuses and other incentive-based or equity-based compensation to the extent deemed appropriate by the Compensation Committee and the Board of Directors. In particular, the Company is required by Securities and Exchange Commission rules to seek reimbursement of such compensation for the relevant period if the Company's financial results are required to be restated due to material noncompliance of the Company as a result of misconduct.

The Company's Performance and the Executive's Individual Performance. Base salary is paid regardless of the individual's or the Company's performance. However, for employment to be maintained, the executive is expected to maintain certain levels of responsibility, time commitments and performance levels. In addition, executives are unlikely to receive an increase in base salary if they have not demonstrated a commitment to individual and Company performance. Cash bonuses reward individual and Company performance. However, if the Company does not achieve certain minimum performance levels, no bonus will be awarded. For fiscal 2011, executive officers were eligible to receive an annual cash bonus of between 75% and 150% of his or her base salary at the time of the award. Restricted stock to some extent emulates the spirit of the cash bonus program. The "Performance Based Shares" measurements are the same as the Company performance measurements maintained in connection with the cash bonus program. These shares have a two-year vesting period once the shares are earned and issued. The "Career Based Shares" have a three-year cliff vest, and therefore require that the grantee remain an employee with the Company for a set period of time before they are earned. The goals under the performance based bonus plan and performance based restricted stock grants (each established under the 2005 Incentive Award Plan) must be met before the awards are paid or awarded. The Compensation Committee does have authority, however, to make non-performance based awards in its discretion. The Compensation Committee has selected pre-tax income as the performance criteria for bonuses and performance based restricted stock awards because the criteria tracks the performance of the Company on an annual basis.

Material Changes to Compensation. Material changes in compensation are based on performance (both personal and Company performance), responsibility and time commitment.

Stock Ownership Requirements. Executive officers are required to maintain a certain level of ownership of Company stock as determined by the Compensation Committee.

The Role of Executive Officers in the Compensation Process. Executive officers participate in the compensation process to the extent of developing and presenting ideas and concepts to the Compensation Committee, with the assistance of the independent compensation consultant. The independent compensation consultant prepared a report for the Compensation Committee with input from the executive officers. The Compensation Committee has the final authority to determine all components of compensation structure. The Chief Executive Officer does not have any role in determining his own compensation. Clyde B. Anderson, in his position as Chairman of the Board, President and Chief Executive Officer, provided input to the Compensation Committee as to the fiscal 2011 compensation for the Company's other officers. During fiscal 2011, Mr. Anderson provided the Compensation Committee with verbal personal performance evaluations of the other executive officers of the Company and proposed compensation adjustments, including salary increases and incentive compensation opportunities, for such officers to the Compensation Committee for its consideration. Mr. Anderson provided the Compensation Committee with such verbal personal performance evaluations and compensation proposals at the March 2011 meeting of the Compensation Committee. The Compensation Committee is ultimately responsible, however, for determining the compensation of these other executive officers.

Deductibility of Executive Compensation. Section 162(m) of the Internal Revenue Code provides that a company may not deduct compensation of more than $1,000,000 that is paid to certain executives in a given year, unless certain performance-based conditions are met. The Company believes that compensation paid under its compensation plans should be fully deductible for federal income tax purposes. However, as part of its role, the Compensation Committee continues to review and consider the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code.

Accounting for Stock-Based Compensation. Beginning on January 29, 2006, the Company began accounting for stock-based compensation, including stock options and restricted stock, in accordance with the requirements of Financial Accounting Standards Board accounting standards codification Topic 718, Compensation – Stock Compensation ("FASB ASC Topic 718").

COMPENSATION COMMITTEE REPORT

The Compensation Committee, which consists of Messrs. William H. Rogers, Jr. (who served as Chairman throughout fiscal 2011), J. Barry Mason and Ronald G. Bruno, was responsible for establishing salaries, bonuses and other compensation for the Company's executive officers for fiscal 2011, as well as for administering the Company's 2005 Incentive Award Plan and Employee Stock Purchase Plan. Each member of the Compensation Committee is a non-employee director and is independent under NASDAQ listing standards.

The Compensation Committee continues to monitor the compensation programs with periodic assistance of input from outside advisors in order to ensure compliance with the changing landscape of executive pay. The Compensation Committee held two meetings during fiscal 2011. The Compensation Committee has reviewed and discussed the Company's CD&A with management; and based upon this review and discussion, the Compensation Committee recommended to the Board that the CD&A be included in this Proxy Statement.

By the Compensation Committee of the Board of Directors:

Mr. William H. Rogers, Jr. (Chairman)
Dr. J. Barry Mason
Mr. Ronald G. Bruno

RELATIONSHIP OF COMPENSATION POLICIES TO RISK MANAGEMENT

The Compensation Committee, with the assistance of its independent compensation consultant and management, has reviewed the Company's compensation programs, plans and practices for all of its employees as they relate to risk management and risk-taking initiatives to ascertain if they serve to incent risks which are "reasonably likely to have a material adverse effect" on the Company. As a result of this process, the Compensation Committee concluded that any risks arising from these programs, plans and practices are not reasonably likely to have a material adverse effect on the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Interlocks. As indicated above, the Compensation Committee of the Board of Directors consists of Messrs. William H. Rogers, Jr., J. Barry Mason and Ronald G. Bruno. None of these directors had interlock relationships during fiscal 2011 with any comparable committee of another company.

TRANSACTIONS WITH RELATED PERSONS

Procedures for Approval of Related Person Transactions. The Audit Committee pre-approves all related person transactions and approves any changes to existing contracts as well as approving new contracts. At the end of each year, the Audit Committee reviews all related person transactions and determines if the Company is compliant with current contracts. This formal process approves and monitors all transactions with individuals and companies that could be considered related. Related persons are defined by the Securities and Exchange Commission in Regulation S-K and are further explained in the Company's Code of Business Conduct and Ethics and in the following paragraph. The Audit Committee, pursuant to its written charter, must review and approve any and all related person transactions that exceed or are expected to exceed the $120,000 threshold requiring disclosure under the rules of the Securities and Exchange Commission. The Audit Committee relies on information provided by its officers and directors in their annual questionnaires, as well as financial information reporting from the Company's internal accounting department, to identify related person transactions that require consideration. Further, the Company's Code of Business Conduct and Ethics sets forth certain factors that must be considered in identifying potential conflicts of interest, including outside employment, improper personal benefits, financial interests, loans or other financial transactions, service on boards and committees and actions of family members, and requires that associates disclose to the Company any situations that reasonably would be expected to give rise to a conflict of interest. In addition to these review procedures, the Audit Committee considers all other relevant factors when determining whether to approve a related person transaction, including whether the related person transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person's interest in the transaction. No director may participate in any discussion or approval of any related person transaction in which he or she is a related person, but that director must provide the Audit Committee with all material information concerning the transaction.

In accordance with the Company's Code of Business Conduct and Ethics, conflicts of interest are defined by outside employment, improper personal benefits, financial interests, loans or other financial transactions, service on outside Boards and Committees and actions of family members. The Audit Committee has the authority to make waivers of conflicts of interest.

Related Person Transactions. As described below, during fiscal 2011, the Company entered into certain transactions in the ordinary course of business with certain entities affiliated with Messrs. Charles C. Anderson, Sr., Terry C. Anderson, Joel R. Anderson, Harold M. Anderson, Charles C. Anderson, Jr. and Clyde B. Anderson, who own 70% or more of these companies and serve as officers and/or directors of these companies. The Board of Directors of the Company believes that all such transactions were on terms no less favorable to the Company than terms available from unrelated parties. All of the related person transactions described below were reviewed and approved by the Audit Committee in accordance with the Company's policy.

Significant activities with these related persons are as follows. The Company purchases a substantial portion of its magazines as well as certain of its seasonal music and newspapers from Msolutions, LLC, a subsidiary of Anderson Media Corporation ("Anderson Media"). Purchases in fiscal 2011 totaled $19,106,382. The Company purchases certain of its collectibles, gifts and books from Anderson Press, Inc. ("Anderson Press"). During fiscal 2011, purchases from Anderson Press totaled $1,658,976. The Company utilizes Anco Far East Importers, LTD ("Anco Far East") to assist in purchasing and importing certain gift items. The total cash paid to Anco Far East for fiscal 2011 was $3,321,224, which primarily consisted of the actual cost of product, but also included fees for sourcing and consolidation services. All of the costs other than the sourcing and consolidation services fees, which totaled $232,486 for fiscal 2011, were passed through from other vendors. The Company leases its principal executive offices from a trust established for the benefit of the grandchildren of Charles C. Anderson, Sr. The lease expires on February 28, 2013 and contains an option for an additional four years. During fiscal 2010, the Company paid rent of $154,793 to the trust under this lease. Anderson & Anderson, LLC ("A&A") leases two buildings to the Company. During fiscal 2011, the Company paid A&A a total of $350,420 under such leases.

The Company, A&A, Anderson Promotional Events, Inc., Anderson Press and certain other parties (the "Co-Ownership Group") co-own two airplanes that are used by the Company in its business. The Company owns a 26% interest in each of these airplanes. During fiscal 2011, the Company was billed $731,225 by the Co-Ownership Group, net of return of capital, under the cost sharing arrangement for the Company's use of the two airplanes. The expenses that the Company pays for airplane use cover all of the variable costs attributable to the Company's use and a portion of the fixed costs.

The Company subleases certain property to Hibbett Sports, Inc. ("Hibbett"), a sporting goods retailer in the Southeastern United States. The Company's Chairman and Chief Executive Officer, Clyde B. Anderson, was a member of the Board of Directors of Hibbett during fiscal 2009 until his term expired at the annual meeting of Hibbett's shareholders on June 2, 2008. Additionally, one of our directors, Albert C. Johnson, and one of our executive officers, Terrance G. Finley, have served on the Board of Directors of Hibbett since March 14, 2008. During fiscal 2011, the Company received $158,342 in rent payments from Hibbett.

The Company and Anderson Private Capital Partners I, L.P. (collectively the "Ownership Group") each have an equity interest in Yogurt Mountain Holding, LLC ("Yogurt Mountain"). The Company owns a 40.0% interest in Yogurt Mountain. The Company also participates with the Ownership Group in a line of credit agreement with Yogurt Mountain in connection with its investment. The line of credit agreement between Yogurt Mountain and the Company allows for draws by Yogurt Mountain up to $1,500,000 and carries interest of 9.0% annually. During fiscal 2011, Yogurt Mountain borrowed $750,000 on the line of credit.

EXECUTIVE OFFICER COMPENSATION

This section of the Proxy Statement discloses the compensation awarded, paid to or earned by each individual who served as an executive officer of the Company during fiscal 2011, including the Company's principal executive officer and principal financial officer.

Based on the compensation reflected in the table below, "Salary" accounted for the following percentages of each named executive officer's total compensation: 29.5% for Mr. Anderson, 45.4% for Mr. Finley, 45.6% for Mr. Markham and 47.1% for Mr. White.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($) (3)	Stock Awards ($) (5)	Option Awards ($) (6)	Non-Equity Incentive Plan Compensation ($) (7)	All Other Compensation ($)	Total ($)
Clyde B. Anderson	2011	439,712	26,400	654,300	-	270,049	100,894(8)	1,491,355
Chairman, President and Chief	2010	423,385	19,125	165,000	-	386,925	62,172	1,056,607
Executive Officer	2009	341,000	-	429,959	-	11,000	70,088	852,047
(Principal Executive Officer)								
Terrance G. Finley	2011	334,904	11,390	254,450	-	132,236	5,081(9)	738,061
Executive Vice President/Chief	2010	321,461	12,623	66,000	-	246,117	10,533	656,734
Merchandising Officer and	2009	315,000	-	270,351	-	7,097	10,753	603,201
President of Merchandising Group								
Douglas G. Markham	2011	311,266	10,710	254,450	-	102,252	4,548(10)	683,226
Executive Vice President/Chief	2010	215,179	10,125	66,000	-	189,420	9,659	490,383
Administrative Officer and	2009	237,799	-	270,351	-	17,813	9,659	535,622
Secretary (1)								
Brian W. White	2011	209,808	6,300	163,575	-	61,329	4,382(11)	445,394
Chief Financial Officer	2010	188,615	6,750	41,250	-	118,335	3,710	358,660
(Principal Financial Officer) (2)	2009	151,346	30,000(4)	25,815	-	10,828	266	218,255

(1) Mr. Markham joined the Company in 2006 as the Company's Chief Financial Officer. Mr. Markham was recalled to active duty by the Navy Reserve from January 4, 2009 to July 12, 2009. From July 12, 2009 until August 20, 2009, he again served as the Chief Financial Officer and Secretary of the Company. On August 20, 2009, Mr. Markham was promoted to Executive Vice President/Chief Administrative Officer and Secretary of the Company.

(2) During Mr. Markham's deployment overseas from January 4, 2009 to July 12, 2009, Mr. White served as Interim Chief Financial Officer and Secretary of the Company. Mr. White has served as the Company's Chief Financial Officer since August 20, 2009.

(3) The fiscal year 2011 amounts included in this column represent the discretionary bonuses awarded to these executive officers by the Compensation Committee relating to fiscal 2011 performance. See "Compensation Discussion and Analysis – Elements of Compensation" for a discussion of the Company's bonus plan.

(4) The fiscal 2009 bonus amount for Mr. White was paid in conjunction with sign on and relocation.

(5) The amounts included in the "Stock Awards" column represent the aggregate grant date fair value of non-option stock awards (*i.e.*, career based and performance based restricted stock) that were issued in fiscal 2011, 2010 and 2009 in accordance with FASB ASC Topic 718. The valuation assumptions used in determining such amounts are described in Note 6 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 29, 2011. Please see "Grants of Plan-Based Awards in Fiscal 2011" on page 26 for more information regarding stock awards that were issued in fiscal 2011. If the highest level of performance conditions are achieved, then the grant date fair value of performance based stock awards for each officer is as follows: Mr. Anderson: $363,500, $66,000 and $146,550 for fiscal year 2011, 2010 and 2009, respectively; Mr. Finley: $145,400, $44,550 and $97,700 for fiscal year 2011, 2010 and 2009, respectively; Mr. Markham: $145,400, $44,550 and $97,700 for fiscal year 2011, 2010 and 2009, respectively; Mr. White: $90,875, $3,300 and $7,328 for fiscal year 2011, 2010 and 2009, respectively.

(6) There were no options granted in fiscal 2011, 2010 or 2009.

(7) Non-Equity Incentive Plan Compensation is composed of a combination of performance based cash bonuses earned under the 2005 Incentive Award Plan and certain discretionary bonuses and are reported in the table with respect to the fiscal year in which they were earned. See "Compensation Discussion and Analysis – Elements of Compensation" for a discussion of the Company's bonus plan.

(8) All Other Compensation for fiscal 2011 includes (i) matching contributions by the Company to the Company's 401(k) savings plan of $1,671 and amounts paid in lieu of 401(k) savings plan match of $2,478 due to limits mandated for highly compensated executives on behalf of Clyde B. Anderson, (ii) life insurance premiums of $1,744 on behalf of Clyde B. Anderson and (iii) transportation related benefits, which consist of personal use of Company owned and Company chartered aircraft for fiscal 2011. The estimated aggregate incremental cost to the Company for fiscal 2011 for personal use of Company aircraft by Clyde B. Anderson was $95,000. The estimated aggregate incremental cost to the Company includes the actual cost paid by the Company for chartered aircraft and an estimate of the incremental cost to the Company of personal use of the Company owned aircraft based on the average variable operating costs to the Company. Variable operating costs include fuel, maintenance, weather-monitoring, on-board catering, landing/ramp fees and other miscellaneous variable costs.

(9) All Other Compensation for fiscal 2011 includes (i) matching contributions by the Company to the Company's 401(k) savings plan of $1,671 and amounts paid in lieu of 401(k) savings plan match of $417 due to limits mandated for highly compensated executives on behalf of Terrance G. Finley and (ii) life insurance premiums of $2,993 on behalf of Terrance G. Finley.

(10) All Other Compensation for fiscal 2011 includes (i) matching contributions by the Company to the Company's 401(k) savings plan of $1,671 and amounts paid in lieu of 401(k) savings plan match of $1,551 due to limits mandated for highly compensated executives on behalf of Douglas G. Markham and (ii) life insurance premiums of $1,325 on behalf of Douglas G. Markham.

(11) All Other Compensation for fiscal 2011 includes (i) matching contributions by the Company to the Company's 401(k) savings plan of $1,671 and amounts paid in lieu of 401(k) savings plan match of $2,411 due to limits mandated for highly compensated executives on behalf of Brian W. White and (ii) life insurance premiums of $300 on behalf of Brian W. White.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2011

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares of Stock or Units (#) (2)	Grant Date Fair Value of Stock Awards ($) (3)
		Threshold ($)	Target ($)	Maximum ($)		
Clyde B. Anderson	March 11, 2010	300,300	490,050	660,000	90,000	654,300
Terrance G. Finley	March 11, 2010	129,561	175,121	284,750	35,000	254,450
Douglas G. Markham	March 11, 2010	121,826	164,666	267,750	35,000	254,450
Brian W. White	March 11, 2010	71,663	96,863	157,700	22,500	163,575

(1) Cash bonuses paid under the 2005 Incentive Award Plan are paid pursuant to goals established at the beginning of a fiscal year in connection with the preparation of the Company's annual operating budget for such year. Under this bonus program, an executive officer is eligible to receive a bonus upon the Company achieving certain pre-tax income goals and the executive officer accomplishing certain individual performance goals related to his or her job functions.

(2) Represents the grant of "Career Based Shares" and the pay-out of "Performance Based Shares" of restricted stock on March 11, 2010. Such shares vest and all applicable restrictions lapse on February 2, 2013, for the Career Based Shares, and on January 28, 2012 for the Performance Based Shares, provided in each case that the executive remains continuously employed in active service by the Company through such date. The executives have all of the rights of a stockholder with respect to earned Career Based Shares and Performance Based Shares, including the right to vote the shares and to receive all dividends or other distributions paid or made with respect to the shares subject to the grant. The table below sets forth the number of Career Based Shares of restricted stock granted and the number of Performance Based Shares of restricted stock paid out to each of the named executive officers on March 11, 2010:

Name	Career-Based Shares of Restricted Stock	Performance-Based Shares of Restricted Stock	Total
Clyde B. Anderson	40,000	50,000	90,000
Terrance G. Finley	15,000	20,000	35,000
Douglas G. Markham	15,000	20,000	35,000
Brian W. White	10,000	12,500	22,500

(3) The amounts set forth in the "Grant Date Fair Value of Stock Awards" column represent the full grant date fair value of restricted stock to each executive officer in fiscal 2011 as determined in accordance with FASB ASC Topic 718.

OUTSTANDING EQUITY AWARDS AT FISCAL 2011 YEAR-END

The following table presents information regarding unvested restricted stock awards for each of the named executive officers under the Company's 2005 Incentive Award Plan and 1995 Executive Incentive Plan as of the end of the 2011 fiscal year, including the number of shares of Common Stock and the market value of such shares as of January 29, 2011. The table reflects the values of such awards based on the closing sale price of a share of Common Stock reported on the NASDAQ Global Select Market on January 28, 2011 (the last trading day prior to the end of the Company's fiscal year), which was $5.59.

	Stock Awards	
Name	**Number of Shares or Units of Stock That Have Not Vested (#) (1)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)**
Clyde B. Anderson	130,000	726,700
Terrance G. Finley	55,000	307,450
Douglas G. Markham	55,000	307,450
Brian W. White	29,500	164,905

(1) For Mr. Anderson, represents 25,000 Performance Based Shares and 105,000 Career Based Shares awarded under the 2005 Incentive Award Plan. For Mr. Finley, represents 10,000 Performance Based Shares and 45,000 Career Based Shares awarded under the 2005 Incentive Award Plan. For Mr. Markham, represents 10,000 Performance Based Shares and 45,000 Career Based Shares awarded under the 2005 Incentive Award Plan. For Mr. White, represents 6,250 Performance Based Shares and 23,250 Career Based Shares awarded under the 2005 Incentive Award Plan.

OPTION EXERCISES AND STOCK VESTED DURING FISCAL 2011

The following table shows the amounts received upon exercise of options and the vesting of restricted stock during fiscal year 2011. The table reflects the values of stock awards based on the closing sale price of a share of Common Stock reported on the NASDAQ Global Select Market on January 28, 2011 (the last trading day prior to the vesting date), which was $5.59.

	Option Awards		**Stock Awards**	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Clyde B. Anderson	—	—	110,000	614,900
Terrance G. Finley	—	—	58,500	327,015
Douglas G. Markham	—	—	56,000	313,040
Brian W. White	—	—	12,250	68,478

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

2005 Incentive Award Plan

The Company's restricted stock agreements with its named executive officers that document the grants of restricted stock awards under the 2005 Incentive Award Plan provide that all of the shares of restricted stock not previously vested may, in the sole and absolute discretion of the Compensation Committee, become vested in the event of a change in control of the Company. Pursuant to the 2005 Incentive Award Plan, a "change in control" generally consists of one of the following events:

(1) a transaction (other than an offering of the Company's common stock to the general public through a registration statement filed with the Securities and Exchange Commission) resulting in the acquisition of 50% or more of the Company's voting securities, other than an acquisition by the Company, any of its subsidiaries, an employee benefit plan maintained by the Company or any of its subsidiaries or a person that, prior to such transaction, directly or indirectly controls, is controlled by or is under common control with the Company;

(2) when, during any two-year period, the members of the Company's Board of Directors at the beginning of the period (along with any new director whose election or nomination is approved by at least two-thirds of the directors who either were directors at the beginning of the period or who were so approved) cease to constitute a majority of the Board;

(3) the consummation by the Company of (i) a merger, consolidation, reorganization or business combination, (ii) a sale or other disposition of all or substantially all of the Company's assets or (iii) the acquisition of assets or stock of another entity, unless the outstanding shares of the Company immediately prior to the transaction continue to represent more than 50% of the combined voting stock of the Company or its successor immediately following the transaction or after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the successor entity; or

(4) the Company's stockholders approve a plan of liquidation or dissolution of the Company.

The Compensation Committee has full and final authority to determine whether a change in control has occurred pursuant to the definition of that term in the 2005 Incentive Award Plan and the date of the occurrence of the change in control event.

The table below sets forth the intrinsic value of the shares of restricted stock under the 2005 Incentive Award Plan that could have vested in the event that a change in control of the Company occurred on January 29, 2011. This table assumes that the Compensation Committee would have exercised its discretion under the 2005 Incentive Award Plan and approved an acceleration of vesting of all of the shares of restricted stock upon such a change in control. The intrinsic value is calculated by multiplying the number of shares that would have vested by the fair market value of the Company's common stock on January 28, 2011, the last trading day prior to the Company's fiscal 2011 year-end. Note that the actual benefit to a named executive officer under this plan can only be determined at the time of the change in control event.

Name of Executive Officer	Amount that Would Have Been Realized Due to the Acceleration of Vesting of Restricted Stock in the Event of a Change in Control of the Company
Clyde B. Anderson	$726,700
Terrance G. Finley	307,450
Douglas G. Markham	307,450
Brian W. White	164,905

Change in Control Agreements

As discussed in the Compensation Discussion and Analysis section of this Proxy Statement, the Company has entered into change in control agreements with our named executive officers that will require the Company to provide compensation to each of the named executive officers in the event of a change in control of the Company and a termination of the executive's employment following a change in control.

For purposes of the change in control agreements, a "change in control" generally consists of one of the events described above under the discussion of the vesting of restricted stock under the 2005 Incentive Award Plan in the event of a change in control.

Payments and Benefits Upon a Change in Control. Pursuant to the change in control agreements, if a named executive officer is employed by the Company on the date on which a change in control occurs, the Company must continue to employ the named executive officer for a period of two years. During the two-year employment period, the executive's position, authority, duties and responsibilities must be at least commensurate in all material respects with those before the change in control, and the executive's services must be performed at the location where the executive was employed immediately preceding the change in control or any office that is the headquarters of the Company and is less than 25 miles from such location. The named executive officer will receive an annual base salary at least equal to the base salary paid or payable to the executive by the Company for the one-year period immediately preceding the change in control, which salary will be reviewed at least annually and may be increased (but not decreased) at any time. Further, the named executive officer will be eligible to receive an annual cash bonus consistent with the Company's cash bonus program in effect prior to the date of the change in control, and the executive will continue to enjoy participation in the Company's incentive, savings, retirement and welfare plans, and other benefits and plans, on the same basis as before the change in control or as applicable to peer executives at other companies, whichever is superior.

Payments and Benefits Upon Termination of Employment Following a Change in Control. Each named executive officer's change in control agreement also provides for certain payments and benefits to the executive if the executive's employment is terminated under certain circumstances during the two-year employment period immediately following a change in control.

If, during this two-year period, a named executive officer's employment is terminated as a result of death or disability, then the Company will provide to the executive (or his beneficiary or estate) the following payments and benefits:

- a lump sum cash payment equal to the sum of (a) the amount of any incentive or bonus compensation earned that has not yet been paid and (b) any benefits or awards (including both the cash and stock components) that, pursuant to the terms of any plans, policies or programs, have been earned or become payable, but that have not yet been paid to the executive (but not including amounts that previously had been deferred at the executive's request, which amounts will be paid in accordance with the terms of the plan, policy or program under which the executive deferred the compensation) ("Accrued Obligations");

- three months of the executive's current annual base salary;

- for up to 18 months, continued participation in and coverage under the Company's health and dental plans, disability plans, life insurance plans and all other welfare benefit plans in which the executive or his dependents were participating immediately prior to the date of termination, with all cost of such benefit paid or waived by the Company ("Welfare Continuance Benefit"); and

- any other benefits payable due to the executive's death or disability pursuant to the terms of any plan, policy or arrangement of the Company.

If, during the two-year period, the Company terminates a named executive officer without cause, or if the executive terminates his employment for good reason, then the executive will receive the following payments and benefits:

- Accrued Obligations;
- a lump sum cash termination benefit payment in an amount equal to two times the sum of (a) the executive's annual base salary in effect at the date of termination and (b) the average of the cash bonuses paid to the executive for the Company's three most recently completed fiscal years (subject to the execution of a release of claims against the Company by the executive); and
- Welfare Continuance Benefit.

If, during the two-year employment period, the Company terminates a named executive officer's employment for cause, then the Company will provide to the executive the following payments and benefits:

- the executive's earned base salary through the date of termination; and
- the amount of any compensation previously deferred by the executive, which amount will be paid in accordance with the terms of the plan, policy or program under which the executive deferred the compensation.

If, during the two-year employment period, the executive terminates his employment other than for good reason, then the Company will provide to the executive the following payments and benefits:

- Accrued Obligations; and
- any other benefits to which the executive may be entitled pursuant to the terms of any plan, program or arrangement of the Company.

For purposes of the change in control agreements, "cause" means (i) gross incompetence, gross negligence, willful misconduct in office or breach of a material fiduciary duty owed to the Company; (ii) conviction of a felony or a crime of moral turpitude (or a plea of nolo contendere thereto) or commission of an act of embezzlement or fraud against the Company; (iii) any material breach by the executive of a material term of his change in control agreement, including, without limitation, material failure to perform a substantial portion of his duties and responsibilities thereunder; or (iv) deliberate dishonesty of the executive with respect to the Company. "Good reason" means (i) a material reduction in the executive's duties or authority; (ii) any unremedied failure of the Company to comply with its compensation obligations during the two-year employment period; (iii) the failure by the Company to cause a successor company to assume, and agree to perform under, the change in control agreement; (iv) the executive is directed by the Company's Board of Directors or an officer of the Company to engage in conduct that is illegal; or (v) the Company otherwise materially breaches any term or provision of the change in control agreement.

The change in control agreements also include non-compete and non-solicit provisions that are binding on the named executive officers during the two-year employment period following a change in control and end on the second anniversary of the executive's date of termination from the Company.

The table below reflects the estimated amounts of compensation payable under the change in control agreements to each of the Company's named executive officers in the event that, during the two-year employment period following a change in control: (i) the executive is terminated because of death or disability and (ii) the Company terminates the executive's employment without cause, or the executive terminates his employment for good reason. The amounts shown assume that the change in control and the termination of employment occurred as of January 29, 2011. The actual amounts to be paid can only be determined at the time of the executive's separation from the Company. No payments other than previously accrued amounts would be payable to a named executive officer if he is terminated for cause or if he terminates his employment other than for good reason following a change in control.

Name	Cash Severance (1)	Accrued Obligations (2)	Welfare Continuance Benefit (3)	Total
Termination Because of Death or Disability				
Clyde B. Anderson	$110,000	$390,585	$17,659	$408,243
Terrance G. Finley	83,750	178,927	6,068	184,994
Douglas G. Markham	78,750	148,263	17,218	165,480
Brian W. White	52,500	91,163	16,847	108,010
Termination Without Cause or For Good Reason				
Clyde B. Anderson	$1,355,666	$390,585	$17,659	$1,763,909
Terrance G. Finley	942,975	178,927	6,068	1,127,970
Douglas G. Markham	850,213	148,263	17,218	1,015,694
Brian W. White	555,695	91,163	16,847	663,705

(1) In the event of termination because of death or disability, represents payment of three months of the executive's current annual base salary as of January 29, 2011. In the event of termination without cause or for good reason, represents a payment equal to two times the sum of (a) the executive's annual base salary in effect as of January 29, 2011 and (b) the average of the cash bonuses paid to the executive for the Company's three most recently completed fiscal years prior to January 29, 2011.

(2) Accrued Obligations are the sum of the amount, if any, of any incentive or bonus compensation theretofore earned that has not yet been paid; and any benefits or awards (including both the cash and stock components) that, pursuant to the terms of any plans, policies or programs, have been earned or become payable, but that have not yet been paid. For FY 2011, the amount contains the unpaid bonus and earned performance based shares of restricted stock that have not been paid out.

(3) Includes all health and dental plans, disability plans and life insurance plans.

DIRECTOR COMPENSATION

The following table presents the total compensation of the Company's non-employee directors for fiscal 2011. The amounts included in the "Stock Awards" column represent the compensation cost that was recognized in fiscal 2011 related to non-option stock awards determined in accordance with FASB ASC Topic 718. The valuation assumptions used in determining such amounts are described in Note 6 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 29, 2011.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Total ($)
Terrance Anderson	32,000	18,175	50,175
Ronald Bruno	36,000	18,175	54,175
Albert C. Johnson	49,500	18,175	67,675
J. Barry Mason	46,000	18,175	64,175
William Rogers	47,500	18,175	65,675

(1) Represents annual award of 2,500 shares of restricted stock for each director granted on March 11, 2010. As of March 25, 2011, 2,500 shares of the Company's common stock had a value of $10,250, based on the closing sale price of the Company's Common Stock on the NASDAQ Global Select Market on March 25, 2011 of $4.10 per share.

Compensation of Directors. The Board has utilized the services of a compensation consultant to periodically analyze the compensation of non-employee directors at various peer companies as compared with the compensation of the Directors. During fiscal 2011 directors who were not employees of the Company ("Non-Employee Directors") received an annual retainer fee of $25,000 and an attendance fee of $1,000 for each Board, Compensation Committee and Nominating and Corporate Governance Committee meeting attended, as well as reimbursement of all out-of-pocket expenses incurred in attending all such meetings. Audit Committee members received $2,000 per meeting as well as reimbursement of all out-of-pocket expenses incurred in attending such meetings. Additionally, the Chairman of the Audit Committee receives an additional annual retainer fee of $7,500, and the Chairman of the Compensation Committee receives an additional annual retainer fee of $2,500. At its meeting on March 22, 2011, the Compensation Committee, after review of board member compensation at certain of its peer public retail companies, approved certain increases in compensation for its non-employee directors. The annual retainer was increased to $45,000, the annual retainer fee for the Chairman of the Audit Committee was increased to $10,000 and the annual retainer for the Chairman of the Compensation Committee was increased to $5,000. For fiscal year 2012, per meeting fees were eliminated.

In addition, the Company's Non-Employee Directors are eligible to receive formula grants of restricted stock under the Company's Outside Director Restricted Stock Plan, established pursuant to the Company's 2005 Incentive Award Plan. Under the Company's Outside Director Restricted Stock Plan, each Non-Employee Director is, on the first day he serves as a director, granted an "Initial Award" of 3,750 shares of Common Stock from the Company on such date. These shares vest in three equal installments on the first, second and third anniversaries of the effective date of the initial award. Further, each such director who is serving as a director on the date of the year-end Compensation Committee meeting (historically held in March) and who has served as a director for more than eleven consecutive months is granted a "Continuing Award" of 2,500 shares of Common Stock from the Company on such date. These shares vest in three equal installments on the first, second and third anniversaries of the effective date of the initial award. Any award which is not vested upon such Non-Employee Director's termination as a director is thereupon forfeited immediately and without any further action by the Company.

Director's Deferred Compensation Plan. During fiscal 2006, the Board adopted the Books-A-Million, Inc. Directors' Deferred Compensation Plan. The Directors' Deferred Compensation Plan provides the Non-Employee Directors with the opportunity to defer the receipt of certain amounts payable for serving as a member of the Board. A non-employee director's fee deferrals are credited to the non-employee director's bookkeeping account maintained under the Directors' Deferred Compensation Plan. Each participating non-employee director's account is credited with a deemed rate of interest and/or earnings or losses depending upon the investment performance of the deemed investment option selected by the participant.

With certain exceptions, a participating non-employee director's account will be paid after the earlier of: (1) a fixed payment date, as elected by the participating non-employee director (if any); or (2) the participating non-employee director's separation from service on the Board. The participating non-employee director may generally elect that payments be made in a single sum or installments in the year specified by the participating non-employee director or upon the non-employee director's separation from service on the Board. Additionally, a participating non-employee director may elect to receive payment upon a Change of Control, as defined in, and to the extent permitted by, Section 409A of the Internal Revenue Code of 1986, as amended. No directors have elected to defer compensation at this time.

Stock Ownership Requirements. Directors are required to maintain a certain level of ownership of Company stock as determined by the Compensation Committee. The current level of required stock ownership is 12,500.

PROPOSAL 2 – ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, requires that the Company provide its stockholders with the opportunity to vote to approve, on a non-binding, advisory basis, the compensation of the Company's named executives officers as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the Securities and Exchange Commission.

As described in detail under the heading "Compensation Discussion and Analysis," the Company seeks to closely align the interests of our named executive officers with the interests of our stockholders. The Company compensation programs are designed to reward our named executive officers for the achievement of short term and long term strategic and operational goals and the achievement of increased total stockholder return, while at the same time avoiding the encouragement of unnecessary or excessive risk-taking.

The vote on this resolution is not intended to address any specific element of compensation; rather, the vote relates to the compensation of our named executive officers, as described in this Proxy Statement in accordance with the compensation disclosure rules of the Securities and Exchange Commission. The vote is advisory, which means that the vote is not binding on the Company, our Board of Directors or the Compensation Committee of the Board of Directors. To the extent that there is any significant vote against our named executive officer compensation as disclosed in this Proxy Statement, the Compensation Committee will evaluate whether any actions are necessary to address the concerns of stockholders.

Accordingly, the Company asks our stockholders to vote on the following resolution at the Annual Meeting:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the fiscal 2011 Summary Compensation Table and the other related tables and disclosure."

Vote Required; Board Recommendation. The affirmative vote of the holders of a majority of the shares of Common Stock present in person or represented by proxy and entitled to vote at the Annual Meeting is required to approve this proposal. Unless instructed to the contrary, the shares represented by the proxies will be voted to approve the resolution on the compensation of our named executive officers.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE IN FAVOR OF PROPOSAL 2.

PROPOSAL 3 – ADVISORY VOTE ON FREQUENCY OF SAY-ON-PAY VOTE

The Dodd-Frank Wall Street Reform and Consumer Protection Act also provides that stockholders must be given the opportunity to vote, on a non-binding, advisory basis, for their preference as to how frequently the Company should seek future advisory votes on the compensation of our named executive officers as disclosed in accordance with the compensation disclosure rules of the Securities and Exchange Commission, which we refer to as an advisory vote on executive compensation. By voting with respect to this Proposal 3, stockholders may indicate whether they would prefer that we conduct future advisory votes on executive compensation once every one, two or three years. Stockholders also may, if they wish, abstain from casting a vote on this proposal.

The Company's Board of Directors has determined that an annual advisory vote on executive compensation will allow our stockholders to provide timely, direct input on the Company's executive compensation philosophy, policies and practices as disclosed in the proxy statement each year. The Board believes that an annual vote is therefore consistent with the Company's efforts to engage in an ongoing dialogue with our stockholders on executive compensation and corporate governance matters.

The Company recognizes that stockholders may have different views as to the best approach for the Company, and therefore we look forward to hearing from our stockholders as to their preferences on the frequency of an advisory vote on executive compensation.

This vote is advisory and not binding on the Company or our Board of Directors in any way. The Board of Directors and the Compensation Committee will take into account the outcome of the vote, however, when considering the frequency of future advisory votes on executive compensation. The Board may decide that it is in the best interests of our stockholders and the Company to hold an advisory vote on executive compensation more or less frequently than the frequency receiving the most votes cast by our stockholders.

Vote Required; Board Recommendation. The proxy card provides stockholders with the opportunity to choose among four options (holding the advisory vote on compensation every one, two or three years, or abstaining), and, therefore, stockholders will not be voting to approve or disapprove the recommendation of the Board of Directors.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE OPTION OF "ONCE EVERY YEAR" AS THE PREFERRED FREQUENCY FOR ADVISORY VOTES ON EXECUTIVE COMPENSATION.

PROPOSAL 4 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

At the direction of the Audit Committee, the ratification of the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm ("independent auditor") for the fiscal year ending January 28, 2012, is being presented to the stockholders for approval at the Annual Meeting. Although stockholder ratification is not required by our by-laws or otherwise, the Board is submitting the selection of Grant Thornton LLP to our stockholders for ratification as a matter of good corporate practice. If the appointment of Grant Thornton LLP as the independent auditor is not ratified, the Audit Committee will reconsider its appointment of the independent auditor.

General. The Audit Committee of the Board of Directors has selected Grant Thornton LLP to serve as the Company's independent auditor for the Company's 2012 fiscal year ending on January 28, 2012. Grant Thornton LLP has been engaged by the Company since April 29, 2005, and has audited the financial statements of the Company for its 2011, 2010 and 2009 fiscal years. Representatives of Grant Thornton LLP are expected to be present at the annual meeting. They will be provided an opportunity to make a statement if they desire to do so and they will be available to respond to appropriate questions.

Auditor Fees and Services. The following table shows the fees paid or accrued, including out-of-pocket expenses, by the Company for the audit and other services provided by Grant Thornton LLP for fiscal years 2011 and 2010:

Fees	Fiscal 2011	Fiscal 2010
Audit fees (1)	$574,059	$547,074
Audit related fees (2)	38,200	103,350
Tax fees (3)	9,200	9,200
Total	$621,459	$659,624

(1) Audit fees represent fees for professional services provided in connection with the audit of the Company's annual consolidated financial statements and internal control over financial reporting, review of quarterly consolidated financial statements, audit of employee benefit plans and audit services provided in connection with other statutory or regulatory filings.

(2) Audit related fees represent fees for professional services in connection with the audits of the Company's employee benefit plans.

(3) Tax fees principally included tax compliance fees and tax advice and planning fees.

Pre-Approval Policies and Procedures; Non-Audit Services. The Audit Committee pre-approves all audit-related and non-audit services not prohibited by law to be performed by the Company's independent auditors. The Audit Committee has considered whether the provision of non-audit services by the Company's independent auditor is compatible with maintaining the independent auditor's independence and believes that the provision of such services is compatible.

Vote Required; Board Recommendation. The affirmative vote of the holders of a majority of the shares of Common Stock present in person or represented by proxy and entitled to vote at the Annual Meeting is required to ratify the appointment of Grant Thornton LLP as the independent auditor. Unless instructed to the contrary, the shares represented by the proxies will be voted to approve the ratification of the appointment of Grant Thornton LLP as the independent auditor.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE IN FAVOR OF PROPOSAL 4.

OTHER MATTERS

The Board of Directors knows of no other matters to be brought before the Annual Meeting. However, if any other matters are properly brought before the Annual Meeting, the persons appointed in the accompanying proxy intend to vote the shares represented thereby in accordance with their best judgment.

SOLICITATION OF PROXIES

The cost of the solicitation of proxies on behalf of the Company will be borne by the Company. In addition, directors, officers and other employees of the Company may, without additional compensation except reimbursement for actual expenses, solicit proxies by mail, in person or by telecommunication. The Company will reimburse brokers, fiduciaries, custodians and other nominees for out-of-pocket expenses incurred in sending the Company's proxy materials to, and obtaining instructions relating to such materials from, beneficial owners.

STOCKHOLDER PROPOSALS FOR 2012 ANNUAL MEETING

Any proposal that a stockholder may desire to have included in the Company's proxy material for presentation at the 2011 Annual Meeting of stockholders pursuant to Rule 14a-8 under the Exchange Act must be received by the Company at its executive offices at 402 Industrial Lane, Birmingham, Alabama 35211, Attention: Mr. Clyde B. Anderson, on or prior to December 23, 2011. A stockholder must notify the Company before March 8, 2012 of a proposal for the 2012 Annual Meeting which the stockholder intends to present other than by inclusion in our proxy material. Any such proposal received after March 8, 2012 will be considered untimely for purposes of the 2012 Annual Meeting, and proxies delivered for the 2012 Annual Meeting will confer discretionary authority to vote on any such matters.

ANNUAL REPORT

The Company's Annual Report to Stockholders for fiscal 2011 is being mailed to the Company's stockholders with this Proxy Statement.

BOOKS·A·MILLION®

402 Industrial Lane
Birmingham, Alabama 35211
www.booksamillioninc.com

BKM12011AR